SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

        Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

        Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rule of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If " yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Thomson Group

THOMSON CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED]

Thomson Group

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

		Year ended

(€ in millions)	Note	December 31, 2005	December 31, 2004

Continuing operations:
Revenues		5,691	6,036
Cost of sales		(4,322)	(4,634)

Gross margin		1,369	1,402

Selling, general, administrative expenses and others	(7)	(753)	(732)
Research and development expense	(8)	(234)	(204)

Profit from continuing operations and before tax and financial result		382	466

Interest expense		(78)	(2)
Other financial income (expense)		24	(27)

Financial result	(9)	(54)	(29)

Share of profit (loss) from associates	(14)	(82)	(20)
Income tax	(10)	(70)	(93)

Profit (loss) from continuing operations		176	324

Discontinued operations:
Profit (loss) from discontinued operations	(11)	(749)	(885)

Net income (loss)		(573)	(561)

Attributable to equity Holders		(574)	(559)
Attributable to minority interests		1	(2)

		Year ended

		December 31, 2005	December 31, 2004

		unaudited	unaudited
		(in euro, except number of shares)
Weighted average number of shares outstanding – basic net of treasury stock (*)		266,539,917	273,646,869
Earnings per share from continuing operations attributable to the equity holders of the Group	(31)
- basic		0.64	1.18
- diluted		0.33	1.11
Earnings per share from discontinued operations attributable to the equity holders of the Group
- basic		(2.81)	(3.23)
- diluted		(2.81)	(3.23)
Total earnings per share attributable to the equity holders of the Group
- basic		(2.17)	(2.05)
- diluted		(2.48)	(2.12)

(*)	The decrease as of December 2005 is due to the treasury shares acquired in 2005.

Thomson Group

CONSOLIDATED BALANCE SHEETS (unaudited)

(€ in millions)	Note	December 31, 2005	January 1, 2005 (1)	December 31, 2004

ASSETS
Non-current assets:
Property, plant and equipment	(12)	886	1,051	1,051
Goodwill	(13)	1,756	1,186	1,178
Intangible assets	(13)	1,150	924	924
Investments in associates	(14)	204	260	260
Investments and financial assets available-for-sale	(16)	341	139	113
Derivative financial instruments	(23)	1	11	—
Contract advances	(17)	173	179	179
Deferred tax assets	(10)	379	307	301
Other non-current assets		182	133	136

Total non-current assets		5,072	4,190	4,142

Current assets:
Inventories	(18)	333	503	568
Trade accounts and notes receivable	(19)	1,315	1,232	1,180
Current accounts with affiliated companies		115	143	143
Derivative financial instruments	(23)	9	115	—
Other current assets	(20)	644	483	616
Investment funds		7	58	58
Cash and cash equivalents	(21)	996	1,845	1,848

Total current assets		3,419	4,379	4,413

Assets classified as held for sale	(11)	369	80	—

Total assets		8,860	8,649	8,555

(1)	Including the impacts related to IAS 32 and 39 on financial instruments and IFRS 5 on Non-current assets held for sale and discontinued operations.

Thomson Group

CONSOLIDATED BALANCE SHEETS (unaudited)

(€ in millions)	Note	December 31, 2005	January 1, 2005 (1)	December 31, 2004

LIABILITIES, SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS
Shareholders’ equity:	(22)
Common stock (273,308,032 shares, nominal value €3.75 per share at December 31, 2005 and December 31, 2004)		1,025	1,025	1,025
Treasury shares		(239)	(55)	(55)
Additional paid in capital		1,771	1,751	1,751
Subordinated perpetual notes		492	—	—
Other reserves		43	89	(23)
Retained earnings		(972)	(323)	(125)
Cumulative translation adjustment		89	(98)	(98)

Shareholders’ equity		2,209	2,389	2,475

Minority interests		7	9	18

Total equity		2,216	2,398	2,493

Non-current liabilities:
Borrowings	(24)	858	1,540	1,597
Reserve for post-employment benefits	(26)	877	760	785
Reserve for restructuring Costs - Non-current		9	—	—
Derivative financial instruments	(23)	57	122	—
Other provisions	(27)	185	55	55
Deferred tax liabilities	(10)	162	43	37
Other non-current liabilities	(29)	103	129	129

Total non-current liabilities		2,251	2,649	2,603

Current liabilities :
Borrowings	(24)	1,464	1,011	904
Derivative financial instruments	(23)	10	34	—
Reserve for post-employment benefits	(26)	62	65	65
Restructuring provisions - Current	(27)	45	76	76
Other provisions	(27)	77	81	81
Trade accounts and notes payable		1,164	1,199	1,226
Accrued employee expenses		166	158	163
Income tax payable	(10)	47	60	60
Other current liabilities	(29)	750	746	800
Payables on acquisition of companies	(30)	138	84	84

Total current liabilities		3,923	3,514	3,459

Liabilities directly associated with assets classified as held for sale	(11)	470	88	—

Total liabilities, shareholders’ equity and minority interests		8,860	8,649	8,555

• Off-balance sheet commitments	(34)
• Contingencies	(35)

(1)	Including the impacts related to IAS 32 and 39 on financial instruments and IFRS 5 on Non-current assets held for sale and discontinued operations.

Thomson Group

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

		Year ended December 31

(€ in millions)	Note	2005	2004

Net Income		(573)	(561)
Profit (Loss) from discontinued operations		(749)	(885)
Profit (Loss) from continuing operations		176	324

Summary Adjustments to reconcile profit from continuing operations to cash generated from operations
Depreciation and Amortization		442	399
Write-off of assets		29	51
Net changes in provisions, risks and charges		(11)	(39)
Profit / loss on asset sales		—	(50)
Interest Income and Expense		78	2
Other including Tax		104	95
Changes in Working Capital and other assets and liabilities		(78)	(82)
Cash generated from continuing operations		740	700
Interest paid		(64)	(35)
Interest received		14	10
Income tax paid		(67)	(120)
Net operating cash generated from continuing activities		623	555
Operating cash used in discontinued operations (1)		(323)	(125)

Net cash provided by operating activities (I)		300	430

Acquisition of subsidiaries, associates and investments, net of cash acquired	(33)	(470)	(586)
Acquisition of Videocon Industries shares	(33)	(240)	—
Net proceeds from sale of investments		4	42
Proceeds from sale (purchases) of investment funds ("OPCVM dynamiques")		52	(58)
Purchases of property, plant and equipment (PPE)		(192)	(219)
Proceeds from sale of PPE		10	13
Purchases of intangible assets including capitalization of R&D costs		(102)	(67)
Loans granted to / reimbursed by third parties		48	17
Net investing cash used in continuing activities		(890)	(858)
Investing cash used in discontinued operations (1)		(6)	(131)

Net cash used in investing activities (II)		(896)	(989)

Proceeds from issuance of deeply subordinated notes		492	—
Purchase of treasury shares and others (2)		(283)	(58)
Proceeds from issuance of convertible bonds		—	403
Repayments of convertible bonds		(588)	—
Proceeds from borrowings		600	272
Repayments of borrowings		(427)	(540)
Dividends paid to Group’s shareholders		(77)	(71)
Dividends paid to minority interests		(2)	(3)
Net financing cash generated from continuing activities		(285)	3
Financing cash used in discontinued operations (3)		12	2

Net cash (used) / provided by financing activities (III)		(273)	5

Net (decrease)/increase in cash and cash equivalents (I+II+III)		(869)	(554)

Cash and cash equivalents at beginning of year		1,848	2,383

Exchange gains/(losses) on cash and cash equivalents		17	19

Cash and cash equivalents at end of year		996	1,848

(1)

The 2005 cash outflow related to discontinued operations amounts to € (317) million (of which € (323) million from operating activities) and is net of cash received for the sale of Thomson’s assets to Videocon for a consideration of € 223 million which has been immediately reinvested into Videocon Industries shares for an amount of € 240 million.

(2)	Including a valued added tax reimbursement on capital increase fees for € 9 million in 2005.
(3)	This amount is net of financing provided by the parent company for repayment of financial debts prior to disposal.

Thomson Group

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (unaudited)

	Period ended

(€ in millions)	December 31, 2005	December 31, 2004

Profit /(loss) for the year	(573)	(561)

Recognition of actuarial gains and losses in equity	(58)	(23)
Fair value gains (losses), gross of tax
- on available-for-sale financial assets	(24)	—
- on cash flow hedges	(11)	—
Currency translation adjustments	190	(97)
Tax effect (*)	—	—

Total income and expense recognized directly in equity	97	(120)

Total recognized income and expense for the year	(476)	(681)

Attributable to
Equity holders of the parent	(480)	(680)
Minority interest	4	(1)

(*)	No tax effect due to deferred tax loss situation.

Thomson Group

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)

	Attributable to equity holders of the Group							Minority interest	Total equity

(€ in millions)	Share capital	Treasury shares	Additional paid in capital	Bonds issued	Other reserves	Retained earnings	Cumulative translation adjustments

Balance at December 31, 2003	1,052	(210)	1,938	—	—	500	—	9	3,289

Variations 2004
Total income and expense recognized in equity (*)	—	—	—	—	(23)	—	(98)	1	(120)
Net income (loss) 2004	—	—	—	—	—	(559)	—	(2)	(561)

Total recognized income and expense 2004	—	—	—	—	(23)	(559)	(98)	(1)	(681)

Dividends	—	—	—	—	—	(71)	—	(5)	(76)
Warrants (1)	—	—	12	—	—	—	—	—	12
Treasury shares
- purchased (4,157,010 shares)	—	(74)	—	—	—	—	—	—	(74)
- granted to employees (141,488 shares)	—	2	(2)	—	—	—	—	—	—
- cancelled (7,305,476 shares) (2)	(27)	227	(200)	—	—	—	—	—	—
Stock options granted (3)	—	—	—	—	—	5	—	—	5
Share based payment to employees	—	—	3	—	—	—	—	—	3
Change in perimeter	—	—	—	—	—	—	—	15	15

Balance at December 31, 2004	1,025	(55)	1,751	—	(23)	(125)	(98)	18	2,493

Adoption of IAS 32 and 39	—	—	—	—	112	(198)	—	(9)	(95)

Balance at January 1, 2005	1,025	(55)	1,751	—	89	(323)	(98)	9	2,398

Variations 2005
Total income and expense recognized in equity (*)	—	—	—	—	(93)	—	187	3	97
Net income (loss) 2005	—	—	—	—	—	(574)	—	1	(573)

Total recognized income and expense 2005	—	—	—	—	(93)	(574)	187	4	(476)

Dividends	—	—	—	—	—	(77)	—	(2)	(79)
Issuance of deeply subordinated bonds net of transaction costs (Note 22 (c))	—	—	—	492	—	—	—	—	492
Treasury shares
- purchased (15,626,318 shares)	—	(292)	—	—	—	—	—	—	(292)
- sold (2,352,544 shares)	—	49	—	—	—	—	—	—	49
Fair Value treasury shares to deliver (5)	—	59	—	—	—	—	—	—	59
Carry back on treasury shares	—	—	—	—	10	—	—	—	10
Change in perimeter (6)	—	—	—	—	—	—	—	9	9
Put on shares to minority interests (6)	—	—	—	—	—	—	—	(13)	(13)
Other (4)	—	—	9	—	—	—	—	—	9
Fair value written put cancellation (7)	—	—	—	—	37	—	—	—	37
Unrecognized gain on put sold (7)	—	—	—	—	—	2	—	—	2
Share based payment to employees (Note 28)	—	—	11	—	—	—	—	—	11

Balance at December 31, 2005	1,025	(239)	1,771	492	43	(972)	89	7	2,216

(*)	See details in the “Statement of recognized income and expense” on previous page.
(1)

On September 15, 2004, the extraordinary shareholders meeting approved a subscription plan for warrants (Bon d’Acquisition ou de Souscription d’Actions “BASA”) for individual shareholders that filled certain conditions. As of December 31, 2004, a number of 12,471,859 BASA at € 1 each were subscribed. Each BASA give the right to subscribe one Thomson share at € 16.

(2)	On October 19, 2004, a total of 7,305,476 treasury shares were cancelled through a share capital reduction.
(3)

Fair value as of July 31, 2004 of a common stock call option granted to TCL Corporation in connection with the TV Combination Agreement. As per first time adoption of IAS 32 and 39, this commitment was reclassified under financial debt long term and was reevaluated by € 3 million, making the underlying long-term debt as of January 1, 2005 equaling € 8 million.

(4)	Valued added tax reimbursement on costs incurred on capital increase.
(5)	This comprises 3,623,828 shares to deliver following Inventel and Cirpack acquisitions (Note 22).
(6)

The variations mainly relate to the acquisition of VCF Thematiques on the year that increase first the minority interest and the reclassification of the minority interests in borrowings as a put on these minority interests exist.

(7)	See Note 37.5(i) § iv, as the put has not been exercised the debt and the premium have been cancelled through equity.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

1	GENERAL INFORMATION

Thomson provides a wide range of video (and enabling) technologies, systems, finished products and services to customers and professionals in the entertainment and media industries. Since January 1, 2005, Thomson’s activities have been organized into three principal activities: Services, Systems & Equipments and Technology, plus two further divisions regrouping Corporate Functions and its remaining continuing but non-core activities: Displays and Consumer Electronics Partnerships.

In these financial statements, the terms “Thomson group” (formerly the Thomson multimedia group), “the Group” and “Thomson” mean Thomson S.A. together with its consolidated subsidiaries. Thomson S.A. refers to the Thomson group parent company (formerly Thomson multimedia S.A.).

The financial statements have been approved by the Board of Directors and authorized for issue on February 21, 2006.

According to French law, the financial statements will be considered as definitive when approved by the entity’s shareholders during the Ordinary Shareholders’ Meeting, convened on May 12, 2006.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements have been prepared in accordance with all effective International Financial Reporting Standards (IFRS) and are covered by IFRS 1 “First Time Adoption of IFRS”, because they are part of the year covered by Thomson’s first IFRS financial statements for the year 2005. These financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations effective as of December 31, 2005 and approved by the European Union as of February 21, 2006.

The Group has applied the following amendments of standards issued by the IASB in 2004/2005 and effective as from January 1, 2006 and approved by the EU as of December 31, 2005 and for which an earlier application was permitted:

• Revised IAS 19 which allows actuarial gains or losses of each year to be booked to equity and
• Revised IAS 39 which authorizes intra-group cash flow hedge under certain conditions. This amendment has been applied as from January 1, 2005, date of application of IAS 32 and IAS 39.

As approved by the EU Commission in the Accounting Regulatory Committee in November 2005, any endorsement made by the European Union and published in the Official Journal before the issuance of the financial statements (before the date the financial statements are signed) may be adopted by the company if early application is permitted. Consequently, the Group has elected to apply earlier IFRIC 6 “Liabilities Arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment (WEEE)” as the European Directive on WEEE applied since 2005 in most European countries where the Group operates.

The following IFRS standards or IFRIC interpretations were issued in previous years but they will be effective at a later date and have not been applied earlier:

•

IFRS 7 “Financial instruments: disclosures” issued by the IASB in August 2005 and endorsed by the European Union in January 2006.  IFRS 7 supersedes the disclosure requirements of IAS 32 “Financial Instruments: Presentation and Disclosure”. However the presentation requirements of IAS 32 remain unchanged.

•

An amendment to IAS 1 “Presentation of Financial Statements - Capital Disclosures” was issued in 2005 and is effective for annual periods beginning on or after January 1, 2007. This amendment introduces new requirements for disclosures about an entity’s capital. The Group plans to adopt this amendment at its effective date. Its impact is expected at this stage to be limited to disclosures to the financial statements.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

•

IFRIC 4 “Determining whether an arrangement contains a lease” was issued in 2004 and is effective for annual periods beginning on or after January 1, 2006. IFRIC 4 gives guidance on determining whether arrangements that do not take the legal form of a lease (eg some take-or-pay contracts) should, nonetheless, be accounted for in accordance with IAS 17 “Leases”. It specifies that an arrangement contains a lease if it depends on the use of a specific asset and conveys a right to control the use of that asset. The Group plans to adopt this standard at its effective date and is currently assessing the impact of this new standard on the Group’s operations.

•

IFRIC 5 “Rights to Interests Arising from Decommissioning, Restoration and Environmental Funds” was issued in December 2004 and is effective for annual periods beginning on or after  January 1, 2006. The Group plans to adopt this standard at its effective date and does not anticipate any significant impact on its financial statements.

•	An amendment to IAS 39 regarding the use of the fair value option.

The impacts of current IFRS projects are not anticipated in these financial statements.

The policies set out below have been consistently applied to all the periods presented except for the three following standards for which Thomson has made use of the exemption available under IFRS 1 to only apply these standards from January 1, 2005:

•

IAS 32 and 39 relating to the classification and measurement of financial instruments. The application of these standards prospectively from January 1, 2005 does not allow a full consistent comparison between 2005 and 2004 net income. The main impacts of the application of these standards are described in Note 37.

•	IFRS 5 “Non-current assets held for sale and discontinued operations”.

All figures are presented in millions of euro unless otherwise stated.

The IFRS financial information has been prepared using the historical cost convention with some exceptions regarding various assets and liabilities, for which specific provisions recommended by the IFRS have been retained: available-for-sale financial assets at fair value, and financial assets at fair value through profit and loss.

Use of estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period of the consolidated financial statements.

The Board regularly reviews its valuations and estimates based on its past experience and various other factors, considered reasonable and relevant for the determination of the fair estimates of the assets and liabilities carrying value. The actual results could significantly differ from these estimates depending on different conditions and assumptions.

Accounting options selected and positions taken by Thomson

(a) Accounting options selected by the Group for the preparation of the opening IFRS balance sheet at the transition date (January 1, 2004)

IFRS 1 “First-time Adoption of IFRS” sets out the rules to be followed by first-time adopters of IFRS when preparing their first IFRS financial statements. The Group has opted to apply the following options and exemptions provided by IFRS 1:

-	Business combinations
In accordance with the exemption provided by IFRS 1, the Group has opted not to restate past business combinations that occurred before January 1, 2004.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

-	Cumulative translation differences

In accordance with IFRS 1, the Group elected to recognize cumulative translation differences of the foreign subsidiaries into opening retained earnings as of January 1, 2004, after having accounted for the IFRS adjustments in the opening shareholders’ equity. All cumulative translation differences for all foreign operations have therefore been deemed to be zero at the IFRS transition date. The gain or loss on a subsequent disposal of any foreign operation will exclude translation differences that arose before the IFRS transition date but will include later translation differences.

-	Cumulative actuarial gains and losses on pensions and other post-employment benefit plans

Cumulative unrecognized actuarial gains and losses on pensions and other post-employment benefit plans as of January 1, 2004 have been recognized in equity in the opening balance sheet, in accordance with the option proposed by IFRS 1. The application of this option has no impact on the method elected by the Group for the future accounting of the actuarial gains and losses on employee benefits.

-	Measurement of certain items of tangible and intangible assets at fair value

Under certain circumstances, the Group elected to apply IFRS 1 option, which enables the Group to measure several tangible assets at their fair value at the IFRS transition date. This fair value corresponds to the deemed cost under IFRS at the IFRS transition date. This method has been used only to value the TV assets which were transferred to TCL in July 2004. It had a negative impact of € 17 million on the opening net equity, which corresponds to the difference between the € 128 million of assets carrying value and € 111 million fair value.

-	Stock options and other share-based payments
According to IFRS 1, the Group elected to apply IFRS 2 to all equity instruments granted after November 7, 2002 and for which the rights have not vested as of December 31, 2004.

The following options and exemptions provided by IFRS 1 have not been applied by the Group or are not relevant for Thomson’s activities:
-	Compound financial instruments option, designation of previously recognised financial instruments option and fair value measurement of financial assets or financial liabilities option
Thomson has not used these exemptions provided by IFRS 1 as the Group applies IAS 32 and 39 from January 1, 2005.
-	Assets and liabilities of subsidiaries option and changes in existing decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment option
Thomson has not applied these options because they were not relevant for Thomson’s activities.

(b) Positions taken by the Group on issues that are still being analyzed by the IFRIC or the IASB

In the absence of standards or interpretations applicable to the transactions described below, Group management has used its judgment to define and apply the most appropriate accounting methods. The Group's judgment-based interpretations are as follows:

-	Acquisitions of minority interests

The acquisitions of minority interests are not currently covered by IFRS. The accounting treatment of acquisitions of minority interests is included within the proposed amendments to IFRS 3 “Business combinations” published in June 2005 by the IASB. For the time being, without any definitive specific rules, the Group applies the previous French GAAP method. In the event the Group acquires additional interests in a subsidiary, the difference between the purchase price and the consolidated carrying amount of these acquired minority interests is recorded as goodwill in the Group’s consolidated financial statements.

-	Commitments to purchase minority interests (put options)

Pursuant to IAS 27 and IAS 32, commitments to purchase minority interests and put options granted to minority interests are recognized as a financial debt for its fair value and as a reduction in minority interests in equity. Where the fair value of the commitment exceeds the carrying amount of the minority interest, the Group (in the absence of clear guidance from the IASB or IFRIC) records this difference as goodwill, following the principle of the acquisition of minority interests described above.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Pursuant to this initial accounting, any change in the fair value of the commitment is recorded as an adjustment of the amount initially recorded as goodwill.

Scope and consolidation method

(a) Subsidiaries

All the entities that are controlled by the Group (including special purpose entities) i.e. in which the Group has the power to govern the financial and operating policies in order to obtain benefits from the activities, are subsidiaries of the Group and are consolidated. Control is presumed to exist when the Group directly or indirectly owns more than half of the voting rights of an entity (the voting rights taken into account are the actual and potential voting rights which are immediately exercisable) and when no other shareholder holds a significant right allowing veto or the blocking of ordinary decisions made by the Group.

Consolidation is also applied to special purpose entities that are controlled, whatever their legal forms are, even where the Group holds no shares in their capital.

Financial statements of consolidated subsidiaries, when prepared in accordance with the generally accepted accounting principles in their country of origin, have been adjusted to IFRS accordingly in consolidation.

(b) Associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee without having either control or joint control over those policies.

Investments in associates are accounted for under the equity method. The goodwill arising on these entities is included in the carrying value of the investment.

(c) Joint ventures
A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control.
Investments in joint-ventures are accounted for under the proportionate consolidation method: the assets, liabilities, revenues and costs are consolidated in proportion to the Group’s investment.

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method.

The acquiree’s identifiable assets and liabilities that meet the IFRS recognition criteria are recorded at their fair values at the acquisition date, except for the assets classified as held-for-sale by the Group that are recognized at fair value less costs to sell.

Only the identifiable liabilities satisfying the recognition criteria of a liability or a contingent liability for the acquired company are recorded at the acquisition date when allocating the cost of the business combination. Thus, a restructuring liability is recognized as part of allocating the cost of the combination only if the acquired company has, at the acquisition date, an existing liability for restructuring.

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. The costs directly attributable to a business combination include costs such as professional fees paid to accountants, legal advisers, valuers and other consultants which affect the business combination.

The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets is recorded as goodwill.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The adjustments of assets and liabilities fair values related to new acquisitions, initially recorded using provisional values (due to external appraisal work being currently carried out or to further analyses to be performed), are accounted for as retroactive adjustments to goodwill, should they occur within the twelve-month period following the acquisition date. Beyond this period, these adjustments are directly recognized into net result unless they correspond to corrections of errors.

The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Translation of foreign subsidiaries

The financial statements of affiliates for which the functional currency is different from that of the parent company are translated as follows:
• The assets and liabilities, including the goodwill and the fair value adjustments in the consolidated accounts, are translated into euros at the rate effective at the period end.
• The revenues and costs are translated into euros at the average exchange rate of the period, as long as this rate is not impacted by significant changes.

The translation adjustments arising are directly recorded in shareholders’ equity.

Translation of foreign currency transactions

Transactions in foreign currency are translated at the exchange rate effective at the trade date. Monetary assets and liabilities in foreign currency are translated at the rate of exchange prevailing at the balance sheet date, except for receivables and payables which are covered by exchange rate hedge instruments. The differences arising on the translation of foreign currency operations (monetary assets and liabilities hedged) are recorded in the income statement as a profit or loss on exchange.

The non-monetary assets and liabilities are translated at the historical rate of exchange effective at the trade date. However, the recoverable value of depreciated tangible assets is determined by reference to the exchange rate at the balance sheet date.

The main exchange rates used for translation (euro to unit currency) are summarized in the following table:

	2005		2004

	Closing rate	Average rate	Closing rate	Average rate

US dollar (USD)	0.84331	0.80550	0.73303	0.80173
Pound sterling (GBP)	1.45590	1.46248	1.41365	1.47262
Canadian dollar	0.72546	0.66470	0.60938	0.61882
Hong Kong dollar	0.10877	0.10359	0.09429	0.10294
Polish zloty	0.25917	0.24829	0.24537	0.22155
China Renminbi	0.10453	0.09844	0.08857	0.09686

The average rate is determined by taking the average of the month-end closing rates for the year period, unless such method results in a material distortion.

Property, Plant and Equipment (PPE)

All PPE are recognized at historical cost, excluding the cost of borrowings which are expensed as incurred. They are essentially amortized using the straight-line method over the useful life of the asset, which ranges from 20 to 40 years for buildings and from 1 to 12 years for materials and machinery.

Each material component of a composite asset with different useful lives or different patterns of depreciation is accounted for separately for the purpose of depreciation and accounting for subsequent expenditure.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The assets held under finance leases are capitalized at the lower of the present value of future minimum payments and the fair value of the leased assets. They are amortized using the straight-line method over the shorter of the estimated useful life of the asset and the duration of the lease. The amortization costs related to the assets acquired through these contracts are included within the amortization allowances in profit and loss.

Goodwill

At the acquisition date, goodwill is measured at its cost, being the excess of the costs of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Goodwill is always presented in the currency of the acquired affiliate and measured at cost less accumulated impairment losses and is not amortized.

Intangible assets

Intangible assets consist mainly of development costs, trademarks, rights for use of patents and customer relationships.

Intangibles acquired through a business combination are recognized at fair value while separately acquired intangible assets are recorded at purchase cost and internally generated intangibles are recognized at production cost. Borrowing costs are expensed when incurred.

Purchase cost comprises acquisition price plus all associated costs relating to the acquisition and set-up.

All other costs, including those relating to the development of internally generated intangible assets such as brands, customer files, etc., are recognized as expenses of the period when they are incurred.

Intangible assets considered to have a finite useful life are amortized over their estimated useful lives and their value written down in the case of any impairment loss.
Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually.

Depending on the nature and the use of the intangible assets, the amortization of these assets is included either in “cost of sales”, or “selling, general, administrative expenses and others” or “research and development expense”.

(a) Research and development projects

Research expenditures are expensed as incurred. Development costs are expensed as incurred, unless the project to which they relate meets the IAS 38 capitalization criteria. Recognized development projects correspond to projects which objectives are to develop new processes or to improve significantly existing processes, considered as technically viable and expected to provide future economic benefits.

Development projects are recorded at cost less accumulated depreciation and impairment losses, if any. The costs of the internally generated development projects include direct labor costs (including pension costs and medical retiree benefits), costs of materials and service fees necessary for the development projects.

They are amortized over a period ranging from one to five years starting from the beginning of the commercial production of the projects, using either a straight-line method or a unit of production method.

(b) Patents and trademarks
Patents are amortized on a straight-line basis over the expected period of use.
Trademarks are considered as having an indefinite useful life and are not amortized, but are tested for impairment annually according to IAS 36.

The classification of a trademark as an asset of indefinite useful life is generally based on the its positioning in its market expressed in terms of volume of activity, international presence and notoriety, and its expected long term profitability.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(c) Customer relationships

Customer relationships are acquired through business combinations and amortized over the expected useful life of such relationships, which range from 8 to 20 years (taking into account probable renewals of long-term customer contracts that last generally from 1 to 5 years).

(d) Other intangible assets
This caption comprises mainly acquired software.

Impairment of intangible assets, goodwill and PPE

Goodwill, intangible assets having an indefinite useful life and development projects not yet available for use are tested annually for impairment in September and whenever circumstances indicate that they might be impaired.

For the purpose of impairment testing, goodwill is allocated to each of the cash-generating units (CGU) or groups of cash-generating units that represent the lowest level within the entity at which the goodwill is monitored for internal management purposes. For Thomson, the lowest level at which the Group manages its operations generally coincides with the level of information that is given to the Executive Committee for management purposes.

Tangible and intangible assets having a definite useful life are tested for impairment at the balance sheet date only if events or circumstances indicate that they might be impaired. The main evidence indicating that an asset may be impaired includes the existence of significant changes in the operational environment of the assets, a significant decline in the expected economic performance of the assets, or a significant decline in the revenues or in the market share of the Group.

The impairment test consists of comparing the carrying amount of the asset with its recoverable amount. The recoverable amount of the asset is the higher of its fair value less costs to sell and its value in use. The recoverable amount of an asset is individually assessed, unless the asset does not generate any cash inflows independent of those from other assets or groups of assets. In this case, as for goodwill, the Group determines the recoverable amount of the cash-generating unit (CGU) to which the asset belongs. A CGU is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Value in use is the present value of the future cash flow expected to be derived from an asset or group of assets. For determining the value in use, the Group uses estimates of future pre-tax discounted cash flows generated by the asset over a period of 5 years, including a residual value when appropriate. These flows are consistent with the most recent budgets approved by the Group directors. Cash flows beyond this period are estimated using a steady or declining growth rate for the subsequent years. Estimated cash flows are discounted using pre-tax long-term market rates, reflecting the time value of money and the specific risks of the assets.

The fair value less costs to sell corresponds to the amount that could be obtained from the sale of the asset (or the CGU), in an arm’s-length transaction between knowledgeable and willing parties, less the costs of disposal.

An impairment loss corresponds to the difference between the carrying amount of the asset (or group of assets) and its recoverable amount and is recognized in the profit from continuing operations, unless the impairment is related to discontinued operations.

In accordance with IAS 36, impairment of goodwill cannot be reversed.

Assets Held for Sale and Discontinued Operations

Discontinued operations are accounted for in accordance with IFRS 5, which the Group has elected to apply from January 1, 2005 prospectively.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Assets Held for Sale

A non-current asset (or disposal group) is classified as held for sale when its carrying amount will be recovered principally through a sale transaction rather than through continuing use. This means the asset (or disposal group) is available for immediate sale and its sale is highly probable.

A non-current asset (or disposal group) classified as held for sale is measured at the lower of its fair value less costs to sell and its carrying amount.
Any impairment loss for write-down of the asset (or disposal group) to fair value less costs to sell is recognized in profit or loss.

Discontinued Operations

A discontinued operation is a component of an entity that either has been disposed of (by sale or otherwise) or is held for sale. To be disclosed as discontinuing, the operation must have been discontinued or be in the asset held for sale category. The component discontinued must be clearly distinguishable operationally and for reporting purposes. It should represent a separate major line of business (or geographical area of business), be part of a single major plan or be a subsidiary acquired exclusively for resale.

The profit (loss) from discontinued operations is presented as a separate line item on the face of the income statement with a detailed analysis provided in Note 11. The income statement data for all prior periods presented are reclassified to present the results of operations meeting the criteria of IFRS 5 as discontinued operations. In the statement of cash flows, the amounts related to businesses in discontinued operations are disclosed separately as required by IFRS 5.

Inventories

Inventories are valued at cost or production cost. The production costs include the direct costs of raw materials, labor costs and a part of the overheads representative of the indirect production costs, and exclude the general administration costs.

The cost of inventory sold is determined based on the weighted average method or the FIFO (first in – first out) method, depending on the nature of the inventory.

When the net realizable value of inventories in the normal course of the business is lower than its carrying amount, the inventory is written down by the difference.

Customer contract advances

As part of its normal course of business, Thomson makes cash advances, generally within its Services division, to its customers. These are generally in the framework of a long term relationship or contract and can take different forms. Contract advances primarily relate to cash advances made to its customers under long-term contracts. Consideration is typically paid as an advance to the customers in return for the customer’s various commitments over the life of the contracts. These contracts award to Technicolor a customer’s business within a particular territory over the specified contract period (generally from 1 to 5 years). The contracts contain provisions that establish pricing terms for services and volumes to be provided and other terms and conditions.

Such advances payments are classified under “non current assets”, recorded as “contracts advances, net” and are amortized as a reduction of "net sales" on the basis of units of production or film processed.

Financial assets

The Group has elected to apply IAS 32 and IAS 39 from January 1, 2005.

In accordance with IAS 39, financial assets are classified in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Except for financial assets carried at fair value through profit or loss, which are initially recognized at fair value and transaction costs expensed, financial assets are recognized at the trade date – the date when the Group commits to purchase or sell the asset - at fair value plus transaction costs.

(a) Financial assets at fair value through profit or loss

This category has two sub-categories: "financial assets held for trading", and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorized as "held for trading" unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

Financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising, from changes in the fair value, including interest and dividend income, are presented in the income statement within “Other financial income (expense)”, in the period in which they arise.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as "trade and other receivables" in the balance sheet (see below).

Loans and receivables are subsequently carried at amortized cost using the effective interest method.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale financial assets are subsequently carried at fair value and changes in the fair value are recognized directly in equity except for the part corresponding to the foreign exchange differences on monetary securities (debt instruments) denominated in a foreign currency which are recognized in profit or loss.

When securities are sold or impaired, the accumulated fair value adjustments recognized in equity are recycled through profit or loss in the line item “Other financial income (expense)” in the income statement.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement. Dividends on available-for-sale equity instruments are recognized in the income statement when the Group’s right to receive payments is established.

Derecognition

Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Fair value measurement

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Financial liabilities – hybrid/compound instruments

(a) Compound instruments/convertible bonds
A compound instrument is a financial instrument that contains both a liability component and an equity component.
The equity component (option to exchange/convert into Thomson’s shares) grants an option to the holder of the instrument to convert the instrument into an equity instrument of the issuer.

These bonds convertible into new or existing shares were accounted for as financial debts in the Group’s financial statements under French GAAP. According to IAS 32, these specific liabilities are accounted for separately as a financial liability and an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

The carrying amount of the liability component is measured at the fair value of a similar liability that does not have an associated equity component (the fair value is determined from the present value of future cash flows relating to a similar instrument without an equity component). The carrying value of the equity instrument represented by the option to convert the instrument into Thomson’s shares is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole.

Transaction costs directly attributable to of the issue the bonds are allocated to the liability and equity components of the instruments in proportion to the allocation of proceeds.

(b) Hybrid instruments (convertible in US dollar issued in September 2004)

Conversion options embedded in convertible bonds denominated in foreign currency are bifurcated as derivatives and are re-measured at fair value with a direct impact in profit or loss at each reporting date.  Although not addressed directly in IAS 32, IFRIC concluded in April 2005, that such options did not meet the definition of equity instruments as the settlement represented a variable amount of cash (the options will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments). In September 2005, this decision was confirmed by the IASB which refused to amend IAS 32 to modify the treatment of convertible bonds in foreign currency.

Because the group adopted IAS 32 and 39 from January 1, 2005 the change in fair value as of December 31, 2004 is presented in equity. The change in fair value of the option from January 1, 2005 is then reflected in profit or loss.

Borrowings

Borrowings are initially recognized at fair value net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Trade receivables and payables

The trade receivables and payables are part of the current financial assets and liabilities. At the date of their initial recognition, they are measured at the fair value of the amount to be received or paid. This generally represents their nominal value because of the short time between the recognition of the instrument and its realization (for assets) or its settlement (for liabilities).

A receivable is derecognized when it is sold without recourse and when it is evidenced that the Group has transferred substantially all the significant risks and rewards of ownership of the receivable and has no more continuing involvement in the transferred asset.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Derivatives

Accounting treatment of derivatives under IFRS (as from January 1, 2005)

The Group uses derivatives as hedging instruments for hedges of foreign currency risks and changes in interest rates. These instruments include agreements for interest rate swaps, options and foreign currency forward contracts. If hedge accounting criteria are met, they are accounted for in accordance with hedge accounting.

Derivatives are recognized at fair value.

Derivative instruments may be designated as hedging instruments in one of three types of hedging relationship:
-	Fair value hedge, corresponding to a hedge of the exposure to the change in fair value of an asset or a liability;
-	Cash flow hedge, corresponding to a hedge of the exposure to the variability in cash flows from future assets or liabilities;
-	Net investment hedge in foreign operations, corresponding to a hedge of the amount of the Group’s interest in the net assets of these operations.

Derivative instruments are qualified for hedge accounting when:
-	At the inception of the hedge, there is a formal designation and documentation of the hedging relationship;
-	The hedge is expected to be highly effective, its effectiveness can be reliably measured and it has been highly effective throughout the financial reporting periods for which the hedge was designated.

The effects of hedge accounting are as follows:
-

For fair value hedges of existing assets and liabilities, the hedged portion of the asset or liability is recognized in the balance sheet at fair value. The gain or loss from remeasuring the hedged item at fair value is recognized in profit or loss and is offset by the effective portion of the loss or gain from remeasuring the hedging instrument at fair value.

-

For cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity – because the change in the fair value of the hedged portion of the underlying item is not recognized in the balance sheet – and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss. Amounts recognized directly in equity are subsequently recognized in profit or loss in the same period or periods during which the hedged transaction affects profit or loss. Such periods are generally less than 6 months except for the licensing activity and certain activities linked to long term contracts where the period is generally up to 1 year.

-

For net investment hedge, any gain or loss on the hedging instrument relating to the effective portion is recognized in equity; the gain or loss relating to the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Derivatives not designated as hedging instruments are measured at fair value. Subsequent changes in fair value are recognized in the income statement.

Accounting treatment of derivatives under French GAAP (until December 31, 2005)

Until December 31, 2004, under French GAAP, foreign currency forward contracts, and foreign currency options, were considered as hedges for accounting purposes if they were designated to hedge accounts receivable and accounts payable amounts on the balance sheet at the closing date of the period or anticipated commercial transactions. The nature of the commercial products sold and the consistency of the demand for these products are such that it was reasonable to consider the anticipation of future cash flows generated by market demand as similar to firm order commitments.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Gains and losses on foreign currency instruments designated as hedges of the following year’s anticipated commercial transactions were recognized as income or expense over the same period as the underlying transaction.

Foreign currency instruments that did not qualify for hedge accounting were recorded at market value, and gains and losses resulting from these instruments were recognized as “other financial expense” in the consolidated statements of operations.

Regarding interest rate instruments, gains and losses on interest rate instruments designated as hedges of the Group’s debt instruments, were accounted for over the life of the contract, on an accrual basis, as an increase or decrease to “interest expense” and the accruals were included either in “other receivables” or “other creditors and accrued liabilities” on the balance sheet.

Interest rate swaps and forward rate agreements that did not qualify for hedge accounting as well as interest rate caps were marked-to-market and if there was a loss it was recognized in “other financial income (expense)” in the consolidated statements of operations.

Under French GAAP the fair value of derivative instruments designated as hedges of forecast transactions were not recorded in the balance sheet.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less, i.e. investments that are readily convertible to a known amount of cash and subject to an insignificant risk of change in value.

Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

Treasury shares

Treasury shares are recorded at purchase cost and deducted from shareholders’ equity. The gain or loss on disposal or cancellation of these shares is recorded directly in shareholders’ equity and not in the income statement.

Equity transaction costs

Incremental costs directly attributable to the equity transaction are accounted for as a deduction from equity (net of any related income tax benefit).

Deferred taxes

Deferred taxes result from:
-	Temporary differences arising from differences between the tax bases of assets and liabilities and their carrying amounts in the balance sheet, and
-	The carryforward of unused tax losses and tax credits.

Deferred taxes for all temporary differences are calculated for each taxable entity using the balance sheet liability method.

All deferred tax liabilities are recorded except:
-

When the deferred tax liability results from the initial recognition of goodwill, or from the initial recognition of an asset or a liability in a transaction which is not a business combination and, at the trade date, affects neither the net income nor the taxable income or loss; and

-

For taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the Group is able to control the timing of the reversal of the temporary differences and when it is probable that these temporary differences will not reverse in the foreseeable future.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Deferred tax assets are recorded:
-

For all deductible temporary differences, to the extent that it is probable that future taxable income will be available against which these temporary differences can be utilized, except when the related deferred tax asset results from the initial recognition of an asset or a liability in a transaction which is not a business combination and, at the trade date, affects neither the net income nor the taxable income or loss.

-

For the carryforward of unused tax losses and unused tax credits, to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized.

The carrying amount of the deferred tax assets is reviewed at each balance sheet date and reduced when it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized.

Deferred tax assets and liabilities are valued using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are classified as non-current assets and liabilities.

Leases

Leases which transfer substantially all risks and rewards incidental to the ownership of the leased asset are classified as finance leases. This transfer is based on different indicators analyzed like (i) the transfer of ownership at the end of the lease, (ii) the existence of a bargain price option in the agreement, (iii) the fact that the lease term is for the major part of the economic life of the asset, or (iv) the present value of minimum lease payments amounts to substantially all of the fair value of the leased asset. The assets held under finance leases are capitalized by the Group and a financial liability is accounted for by the lessee.

These assets are amortized over the shorter of their useful life and the lease term.

Leases which are not classified as finance leases are operating leases. The payments related to these contracts are recorded as expenses on a straight-line basis over the lease term.

Post Employment benefits

(a) Post employment obligations

The Group operates various post employment schemes for some employees. Contributions paid and related to defined contribution plan i.e. pension plan under which the Group pays fixed contributions and has no legal nor constructive obligations to pay further contributions (for example if the fund does not hold sufficient assets to pay to all employees the benefits relating to employee service in the current and prior periods) are recorded as expenses as they fall due.

The other pension plans are analyzed as defined benefit plan (i.e. pension plans that define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation) and are recognized in the balance sheet based on an actuarial valuation of the defined benefit obligations at the balance sheet date less the fair value of the related plan assets.

The method used for determining employee benefits obligations is based on the Projected Unit Credit Method. The present value of the Group benefit obligations is determined by attributing the benefits to employee services in accordance with the benefit formula of each plan. The provisions for these benefits are determined annually by independent qualified actuaries based on demographic and financial assumptions such as mortality, employee turnover, future salaries and benefit levels, discount rates and expected rates of return on plan assets.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Expenses related to interest cost and expected return on plan assets are recognized as financial expense and financial income.

According to revised IAS 19, net cumulative actuarial gains and losses of the period are immediately recognized in the provision for post employment obligation with a corresponding debit or credit to equity in the Statement of Recognized Income and Expense.

(b) Other long-term benefits

The obligations related to the other long-term benefits (jubilee award) are also based on actuarial valuations.

Share-based payments

As of January 1, 2004, the Group applied the requirements of IFRS 2 “Share based Payments”. In accordance with the transition provisions, IFRS 2 has been applied to all equity investments granted after November 7, 2002 that were unvested as of January 1, 2005.

The Group issues equity-settled and cash-settled share-based payments to certain employees. According to IFRS 2, the service received from the employees for the grant of the stock options consists of an additional compensation to the employee.

Equity-settled share-based payments are measured at fair value at the grant date. They are accounted for as an employee expense on a straight-line basis over the vesting period of the plans (usually 3 to 4 years), based on the Group’s estimate of options that will eventually vest.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognized at the current fair value determined at each balance sheet date.

The fair value of instruments, and especially of options granted, is determined based on the Black-Scholes valuation model. The expense recognized takes into account the number of options expected to be vested annually.

Provisions

Provisions are recorded at the balance sheet date when the Group has a legal or constructive obligation as a result of a past event and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Group's actions where, by an established pattern of past practice, published policies or a sufficiently specific current statement, the Group has indicated to other parties that it will accept certain responsibilities, and as a result, has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

The recorded provision represents the best estimate of the expenditure required to settle the obligation at the balance sheet date. If a reliable estimate cannot be made of the amount of the obligation, no provision is recorded but details of the obligation are disclosed in the notes to the financial statements.

Where the effect of the time value of money is material, the recorded amount is the present value of the expenditures expected to be required to settle the related obligation. The present value is determined using pre-tax discount rates that reflect the assessment of the time value of money and the risks specific to the liabilities.

Increases in provisions resulting from the discounting and recorded to reflect the passage of time are recognized as financial costs in the income statement.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Restructuring provisions

Provisions for restructuring costs are recognized whenever the Group has a constructive obligation towards third parties, which results from a decision made by the Group before the balance sheet date and supported by the following items:

-

The existence of a detailed and finalized plan identifying the sites concerned, their location, the role and the approximate number of headcounts concerned, the nature of the expenses that are to be incurred and the effective date of the plan; and

-	The announcement of this plan to those affected by it.

The restructuring provision only includes the expenses directly linked to the plan and which do not relate to the Group’s continuing activities.

Revenues

Revenue is measured at the fair value of the amount received or receivable, after deduction of any trade discounts or volume rebates allowed by the Group, including contract advances.
When the impact of deferred payment is significant, the fair value of the revenue is determined by discounting all future payments.

(a) Sales of goods

Related revenue is recognized when the entity has transferred to the buyer the significant risks and rewards of ownership of the goods, which generally occurs at the time of shipment.

(b) Services agreements

The Group signs contracts which award to Technicolor a customer’s business within a particular territory over the specified contract period (generally over 1 to 5 years). The contracts contain provisions that establish pricing terms for services and volumes to be provided and other terms and conditions. Revenue is recognized when the entity has transferred to the customer the major risk and rewards of ownership, which generally occurs, depending on contract terms, upon duplication or delivery.

(c) Royalties

Patent licensing agreements generally state that a specified royalty amount is earned at the time of shipment of each product to a third-party by a licensee.
The gross royalty amount is determined on a quarterly basis and in accordance with the license agreement.

(d) Long-term contracts

Some part of the Broadcast and Networks operations (“Grass Valley”) consist in the design, planning, integration and development of broadcast systems.
Because of the nature of this activity, the date when the contract activity begins and the date when the activity is completed usually fall into different accounting periods.

Consequently, income and expenses on these contracts are recognised in accordance with the percentage of completion method and probable losses on contracts in progress are fully recognised as soon as they are identified.

(e) Sales incentives

Sales incentives to customers under sales incentives programs are deducted from sales unless the following conditions are met:
-	Thomson receives an identifiable and separable benefit (goods or services) in exchange for the cash paid to the customer, and
-	Thomson can reasonably estimate the fair value of the benefit.
Amounts paid in excess of such identified benefit are deducted from sales.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Earnings per share

Basic earnings per share is calculated by dividing income (loss) attributable to ordinary equity holders of the parent entity by the weighted-average number of shares outstanding during the period.

Diluted earnings per share is calculated by dividing income (loss) attributable to ordinary equity holders of the parent entity by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of the Company's stock at the average market price during the period or the period the securities were outstanding. Potentially dilutive securities comprise: outstanding written call options, if dilutive; the securities issued under the Company's management incentive plan, to the extent the average market price of the Company's stock exceeded the adjusted exercise prices of such instruments; and shares issuable in relation to outstanding convertible bonds, if dilutive.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

3	FINANCIAL RISK MANAGEMENT

Thomson faces a wide variety of financial risks including market risk due to exchange rate, interest rate and price fluctuations, liquidity risk and credit risk.

Thomson’s financial market risks and liquidity risk are managed centrally by its corporate treasury department in France.

Management of financial risks by the corporate treasury is done in accordance with corporate policies and procedures which cover, among other aspects, responsibilities, authorizations, limits, permitted instruments and reporting.  All financial market risks are monitored continually and reported regularly to the Chief Financial Officer, to the Executive Committee and to the Audit Committee of the Board of Directors via various reports showing the company’s exposures to these risks with details of the transactions undertaken to reduce these risks.

To reduce interest rate and currency exchange rate risk the Group enters into hedging transactions using derivative instruments. To reduce liquidity risk, the Group uses various long-term and committed financings.

With regard to derivative instruments, Thomson’s policy is not to use derivatives for any purpose other than for hedging our commercial and financial exposures. This policy does not permit the Group or its subsidiaries to take speculative market positions.

The Group may also use derivatives to reduce its exposure to stock price fluctuations of certain of its investments in listed companies.

Credit risk on commercial clients is managed by each division based on policies that take into account the credit quality and history of customers.

The Group’s derivative and cash transaction counterparties are limited to highly rated financial institutions.  Moreover the Group has policies limiting the maximum amount of exposure to any single counterparty.

Foreign Exchange Risk

Translation Risks

The assets, liabilities, revenues and expenses of the Group’s operating entities are denominated in various currencies, principally US dollars. The Group’s consolidated financial statements are presented in euro. Thus, assets, liabilities, revenues and expenses denominated in currencies other than euro must be translated into euro at the applicable exchange rate to be included in the consolidated financial statements.

Transaction Risks

Commercial Exposure

Thomson’s foreign exchange risk exposure mainly arises on purchase and sale transactions by its subsidiaries in currencies other than their functional currencies.

In most cases, the Group’s subsidiaries will hedge with the corporate treasury department the full amount of the estimated exposure, thereby eliminating the currency risk for the period of the hedge.  The corporate treasury hedges the net position in each currency with external forward operations or occasionally options.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Financial exposure

The Group’s general policy is for subsidiaries to borrow and invest excess cash in the same currency as their functional currency thereby limiting the exposure of its financial assets and liabilities to foreign exchange rate fluctuations.

Interest Rate Risk

Thomson is mainly exposed to interest rate risk on its deposits and indebtedness. In order to reduce this exposure, it enters into interest rate swaps, forward rate agreements and caps.

In accordance with corporate policies and procedures, the corporate treasury department manages the financings of the Group, and hedges interest rate risk exposure in accordance with target ratios of fixed to floating debt, which are set periodically as a function of market conditions.

4	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Thomson’s principal accounting policies are described in Note 2 above. Certain of Thomson’s accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates which inherently contain some degree of uncertainty.  Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses.  Actual results may differ from these estimates under different assumptions or conditions. Thomson’s management believes the followings are the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements under IFRS.

Tangible and intangible assets with finite useful lives

The Group records intangible assets with finite useful lives (mainly software and certain rights on intellectual property acquired) relating to operations and to production facilities under “Intangible assets, net” and tangible fixed assets under “Property, plant and equipment” (“PPE”). Significant estimates and assumptions are required to decide (i) the expected useful lives of these assets for purposes of their depreciation and (ii) whether there is any impairment of their value requiring a write-down of their carrying amount. Estimates that are used to determine the expected useful lives of fixed assets are defined in the Group’s accounting policies manual and are consistently applied throughout the Group. Such periods range from twenty to forty years for buildings, from one to twelve years for plants and equipment and from four to ten years for other tangible assets, excluding land that has an indefinite useful life. Software development costs are capitalized and amortized over their economic useful lives, which usually do not exceed three years.

For the year ended December 31, 2005, the Group recognised depreciation expense amounting to € 208 million related to tangible fixed assets and amortization expense of € 125 million for intangible assets with finite useful lives (these figures include depreciation expense booked in the loss from discontinued operations). As of December 31, 2005, the net carrying amount of PPE and intangible assets amounted to € 886 million and € 1,150 million, respectively.

In order to ensure that its assets are carried at no more than their recoverable amount, Thomson evaluates on a regular basis certain indicators that would result, if applicable, in the calculation of an impairment test in accordance with the accounting policy stated in Note 2 above.

The recoverable amount of an asset or group of assets may require the Group to use estimates and mainly to assess the future cash flows expected to arise from the asset or group of assets and a suitable discount rate in order to calculate present value.

Any negative change in relation to the operating performance or the expected future cash flow of individual assets or group of assets will change the expected recoverable amount of these assets or groups of assets and therefore may require a write-down of their carrying amount.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Deferred tax

Management judgment is required to determine the Group’s deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized in accordance with the accounting policy stated in Note 2 above. When a specific subsidiary has a history of recent losses, future positive taxable income is assumed improbable, unless the asset recognition can be supported for reasons such as (1) the losses having resulted from exceptional circumstances which will not re-occur in a nearby future, and/or (2) the expectation of exceptional gains and (3) future income to be derived from long-term contracts. We have considered tax-planning in assessing whether deferred tax assets should be recognized.

As of December 31, 2005, the Group has recorded a € 162 million deferred tax liability and € 379 million of deferred tax assets reflecting management’s estimates.

Post employment benefits

The Group’s determination of its pension and post-retirement benefits obligations and expense for post employment benefit plans is dependent on the use of certain assumptions used by actuaries in calculating such amounts. These assumptions are described in Note 26 to our consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. Our assumptions regarding pension and post-retirement benefits obligations include, among others, discount rates and rates of future increase in compensation and are based on actual historical experience and external data.

The assumptions regarding the expected long-term rate of return on plan assets are determined by taking into account, for each country where the Group has a plan, the distribution of investments and the long-term rate of return expected for each of its components. The capital markets experience fluctuations that cause downward/upward pressure and higher volatility. As a result, short-term valuation of related plan assets are decreasing/increasing, which effect is to increase/decrease the present value of the pension and post-retirement obligation. While Thomson’s management believes that the assumptions used are appropriate, significant differences in actual experiences or significant changes in the assumptions may materially affect our pension and post-retirement benefits obligations under such plans and related future expense.

As of December 31, 2005 the post-employment benefits liability amounted to € 939 million, while the present value of the obligation amounted to € 1,112 million and the fair value of plan assets amounted to € 183 million. For the year ended December 31, 2005, the Group recognized € 52 million of expenses related to such liability.

Capital gain on exchange of non-monetary assets

On July 31, 2004, Thomson entered into a transaction with TCL, by which Thomson has contributed its TV manufacturing business to a new incorporated entity, TCL-Thomson Electronics (TTE), in exchange of a non-controlling interest in this entity. TCL had the control of TTE from that date.

Thomson has assessed this capital gain as being the difference between the fair value and the carrying amount of the exchanged assets less the portion of that gain represented by the economic interest retained by the Group.

Although, in order to determine the fair value of the business given up, the Group’s management has used certain valuation techniques for which assumptions retained have impacted the fair value of the business given up and therefore the capital gain recognized, the Group set up a measurement process that has involved an external appraiser using several methodologies, of which one is based on external available information.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Impairment tests of goodwill and intangible assets with indefinite useful lives

We review annually goodwill and other indefinite-lived intangible assets for impairment in accordance with the accounting policy stated in Note 2 above. Such review requires management to make material judgments and estimates when performing impairment tests.

Thomson’s management believes its policies relating to such impairment testing are critical accounting policies involving critical accounting estimates because determining the recoverable amount of reporting units requires (1) determining the appropriate discount rate to be used to discount future expected cash flow of the cash-generating unit, (2) estimating the terminal value of each free cash flow computed, (3) estimating the growth rate of the revenues generated by the assets tested for impairment and (4) estimating the operating margin rates of underlying assets for related future periods.

These assumptions used by the Group for the determination of the recoverable amount of its assets are described in Note 13 to our consolidated financial statements and are based on actual historical experience and external data. In estimating the future revenues growth rates, operating margin rates and operational cash flow generated by a particular asset, the Group used its internal budget for each reporting unit, which is updated every six months and which models cash flows for the next five-year period.

As of December 31, 2005 the net book value of goodwill and indefinite-lived intangible assets amounted to € 1,756 million and € 257 million, respectively.

Thomson performed an annual impairment test in 2005, which did not result in any impairment charge of these assets. Based on differences observed between the carrying amount and recoverable amount of goodwill and indefinite-lived intangible assets (“Tested Assets”), the increase by one point in the discount rate or the decrease by one point of the perpetual growth rate would not have resulted in an impairment loss.

Impairment test of the equity investment in TCL Multimedia

The Group reviews for impairment an investment in associate when a triggering event occurs during a period. The criteria used to determine whether there is a triggering event is based on the fair value of the investment, when available, compared to its carrying amount. Then in the case management estimates a triggering event occurred, management needs to assess the recoverable amount of the related investment. As defined under IFRS, the recoverable amount is the higher of (i) the fair value and (ii) the value in use.

As a consequence, Thomson’s management is required to (i) estimate whether a triggering event occurred during the period under review and (ii) assess the recoverable amount of the investment, when required. Management has therefore to make significant judgment when assessing the recoverable amount of its investment accounted for using the equity method in TCL Multimedia.

As of December 31, 2005, Thomson’s management determined that a triggering event occurred because the market value of its investment in TCL Multimedia was below its carrying amount. Thomson’s management has therefore assessed the recoverable amount of this investment.

In order to determine the value in use of its investment in TCL Multimedia, Thomson calculated, based on information provided by the management of TCL Multimedia, the present value of future cash flows expected to be derived from the business of TCL Multimedia through its current business. In order to assess the present value of related cash flows, Thomson used a 9.2% discount rate and a perpetual growth rate of 2.3%.

As a result of the impairment test, Thomson recognized a € 63 million impairment for the period ended December 31, 2005 on the carrying amount of its investment in TCL Multimedia (net book value as of December 31, 2005 of € 193 million).

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Provisions and litigations

Thomson’s management makes judgments about provisions and contingencies, including the probability of pending and potential future litigation outcomes that in nature are dependent on future events that are inherently uncertain. In making its determinations of likely outcomes of litigation and tax matters etc, management considers the evaluation of outside counsel knowledgeable about each matter, as well as known outcomes in case law. Refer to Note 35 for a description of the significant litigation.

Measurement of conversion option embedded in certain convertible debt

On September 16, 2004, Thomson issued certain subordinated bonds that are (1) redeemable in US dollars or (2) convertible into newly issued ordinary shares or existing ordinary shares (or a combination of both), which, at the option of the bondholders, may be delivered in the form of American Deposit Shares evidencing such ordinary shares (the "Bonds"). The embedded conversion option has been bifurcated and accounted for separately within long-term liabilities.

The conversion option and the debt component are recognized at fair value at inception. Subsequent changes in the fair value of the embedded derivative have been charged to the statement of operations under IFRS.

As such Thomson’s management is required to make significant estimates in order to measure the fair value of the conversion option that has been bifurcated from the bonds.

The measurement process comprises the determination, using an option instrument measurement model, such as the Black & Scholes or Binomial models. Main inputs relate to the discounted volatility of Thomson shares on the stock exchange, Thomson share closing prices and the exchange rate as of measurement date.

The fair value of the embedded conversion option bifurcated from the debt component of the convertible debt instrument amounted to € 45 million at inception. Subsequent increase in fair value and amortization of the discount required Thomson to recognize a net non cash financial gain amounting to € 86 million in 2005 (comprising a gain of € 94 million and a loss of € 8 million on discount amortization) and a loss amounting to € 85 million in 2004. However, since IAS 32 and 39 apply only from January 1, 2005, the loss incurred from inception to December 31, 2004 has been charged against retained earnings.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

5	SIGNIFICANT CHANGES IN THE SCOPE OF CONSOLIDATION

For the years ended December 31, 2005 and December 31, 2004, Thomson’s consolidated balance sheets and statements of operations include the accounts of companies listed in Note 38. The following is a summary of the number of companies consolidated and accounted for under the full consolidation method, the equity method and the proportionate consolidation method.

	As of December 31,

	2005				2004

	Europe (except France)	France	US	Others	Europe (except France)	France	US	Others

Number of companies:
Parent company and consolidated subsidiaries	78	40	27	63	69	37	27	60
Companies consolidated under the proportionate method	15	5	11	1	17	5	10	1
Companies accounted for under the equity method	—	3	2	2	1	3	2	3

Sub-total	93	48	40	66	87	45	39	64

Total	247				235

Changes in 2005

(a) Main acquisitions

•

On February 4, 2005, Thomson Holding Germany GmbH & Co. OHG purchased 100% of the German company “MediaSec Technologies GmbH”, a pioneer in digital watermarking and copy detection technologies, with a strong portfolio of patents and software products. The consideration paid amounted to € 4 million.  This company has been accounted for by the purchase method and is fully consolidated from that date.

•

On March 14, 2005, Thomson acquired a 25% interest in ContentGuard Holdings, Inc., for an amount of USD 27 million. Following certain agreement with other shareholders Thomson has 33% control over the entity. ContentGuard is a developer of Digital Rights Management (DRM) technologies. Microsoft and Time Warner own the same percentage. This company is consolidated under proportionate consolidated method from that date.

•

On March 29, 2005, Thomson acquired 100% of Inventel, a leading provider of innovative voice and data solutions to telecom operators and Internet Service Providers (ISP). Combining Inventel’s expertise with Thomson’s world leading positions in DSL and video technologies and solutions, will enable the Group to expand its customer base, market reach and ranges of multiple-play gateways.

The acquisition was performed for a total consideration of € 146 million as follows:
	-	€ 81 million paid in cash at closing date
	-	€ 65 million paid or to be paid in Thomson shares as follows:
		•	2,351,648 shares delivered at closing date (€ 49 million)
		•	712,498 shares to be delivered in different instalments from 2006 to 2008 and subject to any price adjustments (€ 14 million)
		•	87,074 shares to be delivered on June 30, 2006 and 2007 depending on earn-out conditions (€ 2 million).
Thomson may be required to make a subsequent payment in shares to the sellers as compensation for any reduction below a threshold in the value of shares to be delivered.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

In addition a maximum number of 1,760,000 shares are granted at a cost of € 20.72 per share depending on retention conditions and vest 50% from July 1, 2006 until September 30, 2007 and 50% from July 1, 2007 until February 29, 2008. Such number of shares may decrease to cap to € 8.8 million the total possible gain for the stock holder for each of the two vesting dates.

The company is fully consolidated from March 29, 2005.

•

On April 20, 2005, Thomson acquired 100% of Cirpack, a French based company. Cirpack has a key softswitch technology expertise that allows telecom operators to drive voice, data and video convergence in IP networks.

The acquisition was performed for a total consideration of € 82 million as follows:
	-	€ 40 million paid in cash at closing date
	-	€ 42 million to be paid in Thomson shares as follows:
		•	1,050,878 shares to be delivered on April 20, 2006
		•	1,050,878 shares to be delivered on April 20, 2007

Thomson may be required to make a subsequent payment in shares to the seller as compensation for any reduction below a threshold in the value of shares to be delivered.

In addition a maximum number of 2,101,756 shares are granted at a cost of € 20.23 per share depending on retention conditions and vest 50% in April 2006 and 50% in April 2007. Such number of shares may decrease to cap to €14 million the total possible gain for the stock holder.

The company is fully consolidated from April 20, 2005.

•

On June 17, 2005, Thomson acquired 73% of Nextamp a French company specialized in the protection of video content with technologies known as watermarking for a total consideration of € 7 million paid in cash. An additional 1% has been acquired in September 2005.

The remainder of the 16% will be purchased at a later date and at the latest on June 30, 2006 at a price depending on the evolution of the results of the company in 2005. The purchase price will be also increased by the issuance of specific warrant (Bons de Créateur d’Entreprise / BCE).

The total cost of the planned purchase is expected to amount to € 9 million.
This acquisition follows a first instep by Thomson made in 2004 with the acquisition of 10% of the capital.

Nextamp is based in Rennes (France) developing software based on key patents filed in the field of watermarking. This technology allows the encryption of a digital code in the video content which allows identification of the original source of any copy.

The company is fully consolidated from June 17, 2005 and the amount due to minority shareholders is recorded as a debt and the counterpart is in goodwill.

•

On July 27, 2005, Thomson announced the acquisition of PRN Corporation, the leader in the fast-growing market of out-of-home video advertising network. This acquisition furthers Thomson’s expansion into the implementation and management of video networks for a broad range of customers spanning broadcasters, cinemas and now retailers. The purchase price is USD 299 million paid in cash, including a normalized level of working capital. PRN will be a part of Thomson's Network Operations Services business unit in the Services division.

The company is fully consolidated from August 26, 2005.

•

On October 27, 2005, Thomson acquired 51% of VCF Thématiques. The investment took the form of a capital increase by € 17 million and allows Thomson and the previous owner of VCF Thématiques, the VCF Group, a subsidiary of Euro Media TV, to further develop their broadcast playout activities. VCF Thématiques is a leading provider of playout services to TV channels in France, broadcasting more than 1,000 hours of programs a day.

According to the shareholder’s agreement, Thomson may purchase and may be required to purchase the remainder of the 49% from June 2006, at a price depending on the evolution of the results of the company.

The company will be part of Thomson's Network Operations Services business unit in the Services division. It is fully consolidated from October 27, 2005 and the optional amount due to the minority shareholder is recorded as a debt estimated at around € 16 million.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

•

On December 31, 2005, Thomson purchased Thales Broadcast & Multimedia (TBM) for an amount paid of approximately € 133 million (of which € 64 million for the repayment of current accounts due by acquired affiliates to Thales). The price is subject to adjustment depending on the level of working capital and cash at the acquisition date, as determined in the contract. This acquisition follows the announcement of a strategic partnership between Thomson and Thales (a leading electronic group), specifically in the domain of high-video content management.

Due to the complexity of the business acquired, the identification and evaluation of the intangible assets require experts’ appraisal, which prevents the Group from providing finalized purchase price allocation at the closing date. Consequently, for all the acquisitions mentioned above, the purchase price allocation exercise will be completed, as required within 12 months of the acquisitions, and so is not yet finalized. The provisional fair values and the provisional goodwill arising from transactions mentioned above are as follows:

(€ in millions)	Acquirees’ carrying amount before combination	Fair value adjustments	Fair value (provisional)

Net assets acquired
Property, plant and equipment	27	—	27
Intangible assets	4	129	133
Inventories	46	5	51
Trade receivables	110	2	112
Other assets	21	(5)	16
Bank and cash balances	61	1	62
Provisions	(24)	—	(24)
Trade payables	(89)	3	(86)
Other liabilities	(79)	20	(59)
Deferred tax liabilities	—	(50)	(50)

Total net assets acquired	77	105	182

Purchase consideration
Cost of acquisition			627
Direct costs relating to the acquisitions			7

Total purchase consideration paid			634

Goodwill (provisional amount as of December 31, 2005)			452

The goodwill is mainly attributable to patents, technologies and knowledge acquired and the anticipated future synergies within the Group.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The contribution to the Group of the acquired businesses for the period from their related acquisition dates to the year ended December 31, 2005 is the following:

(€ in millions)	Year ended December 31, 2005

Contribution in revenue	222
Contribution in profit from continuing operations before tax and finance costs	15

In 2005 up until their related acquisition dates, these acquisitions had revenue of € 299 million and a loss from continuing operations before tax and finance costs of € 8 million.

(b) Main disposals concluded

•

On February 28, 2005, Thomson transferred its tube production site at Anagni, Italy, to the Indian Group Videocon, a leader in consumer electronics in India, for a consideration of € 10 and committed to recapitalize the sold company with € 103 million in cash as of the transaction date and a further € 85 million at the first anniversary date.

•

On June 28, 2005, Thomson signed an agreement for the sale of its Tubes activities in China (Foshan and Dongguan sites), Mexico (Mexicali) and Poland (Piaseczno) as well as some related research and development and sales, marketing and administrative functions, to Indian group Videocon.

Definitive agreement occurred on September 30, 2005. Thomson received a cash payment of € 240 million for its Tubes activities and technology. Thomson has also invested € 240 million in Videocon Industries, a company mainly active in oil and gas, consumer electronics products and home appliances. This investment was effected in the form of Global Depositary Receipt listed on the Luxembourg Stock Exchange.  The price is subject to adjustment clauses normal for this type of agreement.

The shareholder agreement between Thomson and certain members of the Dhoot family, signed on September 30, 2005, provides certain rights and obligations among the parties, for so long as Thomson holds at least 3% of the outstanding shares of Videocon Industries.  Thomson may not transfer any shares until September 30, 2008, subject to certain exceptions, which are notably i) Thomson may monetize or hedge the risk associated with the shares in accordance with customary market practice, or otherwise use the shares to support a financing, in each case so long as it retains title to the shares until September 30, 2008, ii) Thomson may enter into share lending arrangements, and iii) Thomson may sell up to 10% of its holding under various conditions.

The total impact of this disposal is a consolidated loss totalling € 97 million.
Refer to Note 11 on Discontinued Operations for further information.

•

On June 30, 2005, Thomson entered into an agreement under which the Spanish glass group Rioglass will take over its glass cathode ray tubes glass activity, Videoglass, located at Bagneaux-sur-Loing in France. Rioglass will set up a glass-conversion activity for the automotive industry on the site. Rioglass specializes in glass parts for the car and transport industries.

Definitive agreement occurred on December 23, 2005. Thomson is committed to certain future payments to Rioglass that have been recorded in Thomson 2005 consolidated financial statements. The total impact of this disposal is a consolidated loss totalling € 89 million.

Refer to Note 11 on Discontinued Operations for further information.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

For all the disposals mentioned above, the carrying amounts of the net assets as of the date of disposal were as follows:

(€ in millions)	Carrying amount as of the date of disposal

Net assets disposed of
Property, plant and equipment	264
Intangible assets	1
Inventories	161
Trade receivables	169
Other assets	45
Bank and cash balances	225
Provisions	(77)
Trade payables	(200)
Financial Liability	(12)
Other liabilities	(104)
Deferred tax liabilities	(4)

Total net assets disposed of	468

Disposal consideration
Cash consideration received	240
Deferred consideration	—

Total disposal price	240

Gain/ (loss) on share disposed of	(228)

(c) Other 2005 changes

•

As part of the transaction with TCL Multimedia Technology Holdings Ltd regarding TTE, Thomson entered into an exchange option agreement which enables Thomson to exchange its 33% investment in TTE against 29.32% in TCL Multimedia Technology Holdings Ltd, the new parent of TTE. The exchange occurred on August 10, 2005.

This transaction has been analyzed as an exchange without commercial substance and therefore accounted for at carrying value. The investment remains presented under the equity method.

The investment is subject to a full lock-up period until July 2007. After that date, Thomson is allowed, depending on various conditions, to sell between 25% and 33% of its shares in 2007/2008 and between 25% and 33% of its shares in 2008/2009. After July 2009, no lock-up clause will remain.

Changes in 2004

(a) Main acquisitions

•

On January 7, 2004, Thomson completed the acquisition of the Tubes division of the Chinese company Xinyuan Highway Development (known by the name of "Fortune"). This activity is fully consolidated from that date. Concurrently with this operation, Thomson increased its ownership in Thomson Guangdong Display Co. Ltd. to 77%.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

•

On April 20, 2004, Thomson acquired International Recording, a Rome-based company specializing in creating multiple foreign language versions for theatrical and broadcast content, as well as for video games. This company is fully consolidated from that date.

•

On May 12, 2004, Thomson acquired Command Post, a leading Canadian provider of video/audio post-production and film services for the North American motion picture industry. This company is fully consolidated from that date.

•	On May 15, 2004, Thomson acquired the video division of ParkerVision, a pioneer of live television production automation systems. This activity is fully consolidated from that date.

•

On June 11, 2004, Thomson acquired from Beijing C&W Electronics (Group) Co. Ltd. the 45% minority interest owned in Thomson Zhao Wei Multimedia Co., Ltd. (People’s Republic of China). Thomson already held the other 55%, as well as joint control. This company then formed part of the TV business contributed by Thomson to "TCL-Thomson Electronics" (TTE) in July 2004.

•

On June 16, 2004, Thomson acquired from Alcatel the 25% minority interest owned in Nextream S.A. Thomson already held the other 75%, together with the management control. Nextream which was fully consolidated is now 100% held by the Group.

•	On June 18, 2004, Thomson acquired Madrid Film SL, also known as Madrid Film Group, the largest film and post-production operation in Spain. This company is fully consolidated from that date.

•

On June 24, 2004, Thomson acquired the HNS’ set-top box manufacturing assets of Hughes Network Systems (the manufacturing activity of Direct TV Group) and signed concurrently an agreement for the long-term development and supply of digital satellite set-top boxes (STBs). This activity is fully consolidated from that date.

•

On July 19, 2004, Thomson acquired Gyration, a Silicon Valley technology company that has developed a line of next-generation user-interface (UI) devices using proprietary technology based on gyroscopes. The technology is currently incorporated in a variety of hand-held UI devices, mainly for personal computers (PCs). This company is fully consolidated from that date.

•

On July 31, 2004, Thomson and TCL combined their respective TV assets in a new company, TTE, of which Thomson holds 33% and TCL 67%. See more detail in b) “Main disposals concluded”. Thomson has neither control nor joint control of TCL-Thomson Electronics and consolidates TCL-THOMSON ELECTRONICS under the equity method from July 31, 2004. The TV activity before July 31, 2004 is presented under full consolidation method. Thomson accounted the contribution of its TV business as a disposal and booked the 33% interest in TCL-Thomson Electronics TCL-Thomson Electronics CL-Thomson Electronics as an acquisition.

•

On October 27, 2004, Thomson acquired 77.61% in Corinthian Television Facilities Limited (UK). Corinthian is one of Europe’s leading broadcast television facilities companies providing live studios, graphics, video, audio production and post-production and transmission playout to major international broadcasters through long term contracts. This company is fully consolidated from that date.

•

On November 4, 2004, Thomson acquired a 50% interest in Beijing Nokia CITIC Digital Technology Co Ltd. This company is mainly engaged in the production of digital multimedia terminals for reception of digital broadcasting and interactive services via satellite, cable, terrestrial and telecom networks and related products and systems for digital Internet services. The company is consolidated under the pro rata method from that date.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

•

On November 18, 2004, Thomson acquired EADS DCS (Defense and Communication Systems) Video Over Internet Protocol (IP) activity, specialised in the integration of video over IP systems, which enables seamless access to voice, data and video content. This activity is fully consolidated from that date.

•

On December 9, 2004, Thomson acquired “The Moving Picture Company” (MPC).  MPC is a London (UK) provider of visual effects and post-production services to both the motion picture and commercial advertising industries. This company is fully consolidated from that date.

For the main acquisitions mentioned above (except from the transactions with minority interests) the carrying amounts of the net assets acquired in the transactions, their fair values and the goodwill arising are as follows:

(€ in millions)	Acquirees’ carrying amount before combination	Fair value adjustments	Fair value

Net assets acquired
Property, plant and equipment	71	(28)	43
Intangible assets	186	22	208
Inventories	4	1	5
Trade receivables	20	(1)	19
Other assets	5	20	25
Bank and cash balances	13	—	13
Provisions	(3)	(1)	(4)
Financial liability	(51)	11	(40)
Trade payables	(20)	(1)	(21)
Other liabilities	(21)	(7)	(28)
Deferred tax liabilities	2	(6)	(4)

Total net assets acquired	206	10	216

Purchase consideration
Cost of acquisition			318
Direct costs relating to the acquisitions			3

Total purchase consideration paid			321

Goodwill			105

The goodwill is mainly attributable to technologies and knowledge acquired and the anticipated future synergies within the Group.

In 2004 up until their related acquisition dates, these acquisitions had revenue of € 297 million and a profit from continuing operations before tax and finance costs of € 20 million.

(b) Main disposals concluded and in process

•

On March 23, 2004, Thomson sold to the Taiwanese company, Foxconn, its optical pick-up manufacturing activity located in China within Thomson OKMCO Shenzen Co. Ltd. As of December 31, 2005, Thomson has stopped its research, product development and selling activities in this business.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

•

On June 25, 2004, in order to complete the agreements signed in 2003 concerning Canal Plus Technologies and the sale of the MediaGuard™  business to Kudelski, Thomson sold to Kudelski 50% of its shares into Canal Plus Technologies to form a joint venture in the field of the conditional access systems patents, which is consolidated under the pro rata method from that date.

•

On July 31, 2004, Thomson and TCL combined their respective TV assets in a new company, TTE, of which Thomson holds 33% and TCL 67%. Thomson contributed its industrial TV assets mainly located in Mexico, Poland and Thailand as well as its R&D centres located in the US, Germany and Singapore. The new company “TCL-Thomson Electronics”(TTE) is licensed by Thomson for certain intellectual properties (trademarks and patents) and will exclusively use Thomson services for the distribution of TV sets in Europe and in the US, Thomson acting as an agent.

•	On September 22, 2004, Thomson sold its 19.9% interest in Total Technology Company Limited. Before that date, the company was consolidated under the equity method.

•	On December 10, 2004, Thomson sold its 36% interest in Keymro. The company that was proportionally consolidated is no more consolidated from that date.

•	On December 31, 2004, Thomson sold Thomson Servicios Corporativos S.A de C.V, a set-top box manufacturing company in Mexico to Elcoteq. The activity before December 31, 2004 was fully consolidated.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

For all the disposals mentioned above, the carrying amounts of the net assets as of the date of disposal and as of January 1, 2004 were as follows:

(€ in millions)	Carrying amount as of the date of disposal	Carrying amount as of January 1, 2004

Net assets disposed of
Property, plant and equipment	142	147
Intangible assets	3	3
Inventories	211	211
Trade receivables	98	74
Other assets	74	51
Bank and cash balances	15	24
Provisions	(19)	(33)
Trade payables	(180)	(131)
Other liabilities	(100)	(121)
Deferred tax liabilities	(10)	(2)

Total net assets disposed of	234	223

Disposal consideration
Cash consideration received	31
Deferred consideration	—

Total disposal price	31

TTE shares received	308

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

6	INFORMATION BY BUSINESS SEGMENTS AND BY GEOGRAPHIC AREAS

Thomson announced in November 2004 its new organization in order to align the Company’s overall structure to delivering its 2006 targets. Thomson thus implemented a stable, simple and flexible organizational and management structure as of January 1, 2005 with three Strategic Business Units (SBU) based on its core Media & Entertainment activities. The three SBU’s are:

	-	Services: end-to-end management of business-critical services:
		•	Physical media: DVD and CD replication and distribution, VHS duplication and distribution, film printing,
		•	Electronic media: post production, Archiving, Media Asset Management, VoD, Digital Cinema
		•	Network Services: Out-of-home advertising, play-out and other related services.
	-	Systems & Equipment:
		•	Broadcast & Networks
		•	Access, Platforms & Gateways
		•	Connectivity
	-	Technology: development and monetization of technology
		•	Research
		•	Licensing of patents and trademarks
		•	Silicon solutions: IC design, Tuners and remotes
		•	Software and technology solutions: Security, Imaging and Networking Software Services.

Its remaining continuing but non-core activities including its holdings in TCL and Videocon industries are regrouped under its Displays & Consumer Electronics Partnerships segment.

Unallocated activities mainly comprising corporate functions are grouped under Corporate.

This organization is the basis on which the Group reports its primary segment information.

The Group has five geographic segments, including France, rest of Europe, US, rest of Americas and Asia/Pacific.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Information by business segments

(€ in millions)	Services	Systems & Equipment	Technology	Displays & CE Partnerships	Corporate	Consolidation Adjustments	Total

	Year ended December 31, 2005
Income statement items
Net sales to external customers (1)	2,487	2,355	546	263	40	—	5,691
Intersegment sales	1	6	37	1	113	(158)	—

Amortization of customer relationships (2)	(27)	(25)	—	—	—	—	(52)
Other depreciation and amortization (2)	(299)	(59)	(13)	(15)	(4)	—	(390)
Other significant non-cash expenses (g)	(26)	(49)	(3)	(45)	(26)	—	(149)

Profit (loss) from continuing operations before interest and financial result (3)	205	102	277	(123)	(79)	—	382

Profit/(loss) from associates				(82)			(82)

Profit (loss) from discontinued operations	—	(34)	(39)	(676)	—	—	(749)

Balance sheet items
Assets
Operating segment assets (b)	2,123	1,241	175	108	37	—	3,684
Goodwill	1,107	621	28	—	—	—	1,756
Other segment assets	460	465	130	127	818	—	2,000

Total segment assets (c)	3,690	2,327	333	235	855	—	7,440

Interests in associates		3	4	197			204
Unallocated assets (d)							1,216

Total consolidated assets							8,860

Liabilities
Segment liabilities	793	1,448	376	661	831	—	4,109
Unallocated liabilities (e)							2,535

Total consolidated liabilities							6,644

Other information
Capital expenditures (a)	(134)	(96)	(23)	(7)	(7)	—	(267)
Capital employed (f)	1,745	555	22	76	(50)	—	2,348

(1)	The Services, Systems & Equipment and Technology segments generate substantially all of their revenues respectively from sale of services, sale of goods and royalties.
(2)	These figures, converted at average rate only relate to continuing operations and include amortization of customer advances (in “other depreciation and amortization”).
(3)	This profit line does not include intercompany items.

(a)	Amounts before the net change in debt related to capital expenditure payables of € (27) million for the year ended December 31, 2005.
(b)	Amounts include advances to suppliers and to customers.
(c)

Segment assets include all operating assets used by a segment and consist principally of operating cash, receivables, inventories, property plant and equipment and goodwill, net of depreciation and provisions. Amounts include advances to suppliers. Segment assets do not include income tax assets.

(d)	Unallocated assets include mainly financial assets, current accounts with affiliated companies, tax assets and assets available-for-sale.
(e)	Unallocated liabilities include mainly financial and tax liabilities and liabilities classified as held for sale.
(f)

Capital employed is defined as being the aggregate of net tangible and intangible assets (excluding goodwill), operating working capital and other current assets and liabilities (excluding reserves, together with those related to employee benefits, tax, Payables on acquisition of companies and debt to suppliers of fixed assets).

(g)	Significant non-cash expenses include mainly net variation of provisions without cash impact.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(€ in millions)	Services	Systems & Equipment	Technology	Displays & CE Partnerships (*)	Corporate	Consolidation Adjustments	Total

	Year ended December 31, 2004
Income statement items
Net sales to external customers (1)	2,338	2,109	498	1,068	23	—	6,036
Intersegment sales	2	9	41	9	144	(205)	—

Amortization of customer relationships (2)	(23)	(12)	—	—	—	—	(35)
Other depreciation and amortization (2)	(272)	(43)	(6)	(28)	(15)	—	(364)
Other significant non-cash expenses (g)	(22)	(58)	(4)	(72)	(47)	—	(203)

Profit (loss) from continuing operations before interest and financial result (3)	227	121	302	(109)	(75)	—	466

Profit (loss) from associates				(20)			(20)

Profit (loss) from discontinued operations	—	20	(30)	(875)	—	—	(885)

Balance sheet items
Assets
Operating segment assets (b)	1,775	1,079	88	732	48	—	3,722
Net goodwill	832	332	14	—	—	—	1,178
Other segment assets	461	386	132	286	1,536	—	2,801

Total segment assets (c)	3,068	1,797	234	1,018	1,584	—	7,701

Interests in associates		3	5	252			260
Unallocated assets (d)							594

Total consolidated assets							8,555

Liabilities
Segment liabilities	600	905	332	896	647	—	3,380
Unallocated liabilities (e)							2,682

Total consolidated liabilities							6,062

Other information
Capital expenditures (a)	(160)	(72)	(5)	(36)	(10)	—	(283)
Capital employed (f)	1,539	441	(99)	415	(31)	—	2,265

(*)	Includes the TV business up to the sale date, July 31, 2004 for € 845 million in net sales.
(1)	The Services, Systems & Equipment and Technology segments generate substantially all of their revenues respectively from sale of services, sale of goods and royalties.
(2)	These figures, converted at average rate only relate to continuing operations and include amortization of customer advances (in “other depreciation and amortization”).
(3)	This profit line does not include intercompany items.
(a)	Amounts before the net change in debt related to capital expenditure payables of € (3) million for the year ended December 31, 2004.
(b)	Amounts include advances to suppliers and to customers.
(c)

Segment assets include all operating assets used by a segment and consist principally of operating cash, receivables, inventories, property plant and equipment and goodwill, net of depreciation and provisions. Amounts include advances to suppliers. Segment assets do not include income tax assets.

(d)	Unallocated assets include mainly financial assets, current accounts with affiliated companies, tax assets and assets available-for-sale.
(e)	Unallocated liabilities include mainly financial and tax liabilities and liabilities classified as held for sale.
(f)

Capital employed is defined as being the aggregate of net tangible and intangible assets (excluding goodwill), operating working capital and other current assets and liabilities (excluding reserves, together with those related to employee benefits, tax, Payables on acquisition of companies and debt to suppliers of fixed assets).

(g)	Significant non-cash expenses include mainly net variation of provisions without cash impact.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Information by geographical areas

(€ in millions)	France	Rest of Europe	US	Rest of Americas	Asia/Pacific	Elimination	Total

December 31, 2005
Net sales to external customers (1)	1,365	1,141	2,483	408	294	—	5,691
Profit from continuing operations before tax and financial result (2)	185	93	39	27	38	—	382
Segment assets	1,840	1,170	3,574	411	445	—	7,440
Capital expenditure	(73)	(52)	(120)	(7)	(15)	—	(267)

December 31, 2004
Net sales to external customers (1)	1,412	1,096	2,902	362	264	—	6,036
Profit from continuing operations before tax and financial result (2)	233	134	43	11	45	—	466
Segment assets	2,009	1,420	3,012	435	825	—	7,701
Capital expenditure	(41)	(70)	(124)	(19)	(29)	—	(283)

(1)	Net sales and profit from continuing operations are classified by the location of the business that invoices the customer and therefore does not seek to represent “end-client activity”.
(2)	The variations of inter-company profits included in the inventories of the buying geographic area are deducted from or added to the profit of the selling area.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

7	SELLING, GENERAL, ADMINISTRATIVE EXPENSES AND OTHERS

(€ in millions)	Year ended December 31, 2005	Year ended December 31, 2004

Selling and marketing expenses	(282)	(326)
General and administrative expenses	(373)	(336)
Other income (expense) (a)	(98)	(70)

Total Selling, general, administrative expenses and others	(753)	(732)

(a) The line “Other income (expense)” is detailed as follow:

(€ in millions)	Year ended December 31, 2005	Year ended December 31, 2004

Goodwill impairment charges (1)	—	(12)
Gain on disposal of fixed assets/investments	(1)	—
Restructuring expenses and long-lived asset write-offs (2)	(67)	(79)
Other	(30)	21

Total other income (expense), net	(98)	(70)

(1)	Goodwill impairment charges for the year ended December 31, 2004:

The € 12 million of goodwill impairment relate to (i) the Services Division for € (5) million and (ii) the Display and CE partnership Division for € (7) million.

(2)	Restructuring expenses and long-lived asset write-offs

	a.	Restructuring expenses amount to € (51) million and € (70) million for the year ended December 31, 2005 and 2004, respectively and are disclosed in Note 27
	b.	Write off of long-lived assets amounts to € (16) million and € (9) million for the year ended December 31, 2005 and 2004, respectively.
In 2005, Thomson has assessed that the carrying values of certain non current assets related to its Angers plant were above their recoverable value and therefore recognized a € 10 million charge.

8	RESEARCH AND DEVELOPMENT EXPENSE

(€ in millions)	Year ended December 31, 2005	Year ended December 31, 2004

Research and development expense gross	(287)	(218)
Capitalized development projects	65	21
Amortization of research and development intangible assets (*)	(24)	(15)
Subsidies	12	8

Research and development expense net	(234)	(204)

(*)

The Group records the amortization expense for capitalized research and development projects under “research and development expense” except for such amortization related to projects which have passed into the production, marketing and selling phase which is classified in “Cost of sales”.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

9	FINANCIAL RESULT

(€ in millions)	Year ended December 31, 2005	Year ended December 31, 2004

Interest income	30	52
Interest expense	(108)	(54)

Interest (expense) income, net (1)	(78)	(2)

Financial component of pension plan expenses	(29)	(35)
Other financial charges (1)	(7)	(21)
Exchange profit (loss) (3)	(22)	21
Fair value on financial instrument (loss)	(8)	—
Change in fair value of the SLP USD convertible debt (2)	94	—
Other	(4)	8

Other financial expense, net	24	(27)

Total financial result	(54)	(29)

(1)

Prepaid bank fees on debts issued are included, according to IAS 32 and 39 applied as from January 1st 2005, in the effective interest rate on debts. In 2005, prepaid bank fees are reclassified from “Other financial charges” (2004 classification) in “interest expense”.

(2)

As explained in Note 2, an embedded derivative is accounted for separately from the debt for the Silver Lake US dollar convertible.  Because the group adopted IAS 32 and 39 from January 1, 2005, the change in fair value from inception date (September 2004) to December 31, 2004 is presented in equity for € (85) million. The change in fair value of the option from January 1, 2005 is then reflected in financial result for € 94 million. The impact of change in currency rate on the debt amounts to € (11) million (see below).

(3)	Including € (11) million of exchange loss related to the embedded derivative of the SLP USD convertible.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

10	INCOME TAX

          Pursuant to the provisions of the French Tax Code (article 209 quinquies) and in accordance with a tax agreement from the French Tax Authorities dated November 6, 2002, Thomson S.A. now files a worldwide consolidated tax return (hereafter referred to as the “Regime”).

          This Regime provides that the basis for income tax computation of the parent company includes the taxable result of French and foreign entities more than 50% owned (the “Foreign Entities”). Within certain limits, the French Tax Code allows for the reduction of the taxable income of profitable companies by offsetting taxable losses of other entities. Also French income tax payable, as determined by the method described above, allows for the application of foreign taxes due in local jurisdictions and related to foreign entities more than 50% owned, to be applied as a credit to income taxes due in France.

          The Regime which applied for a period of 5 years starting January 1st 2001 until December 31st 2005 has not been renewed for the next period starting January 1st 2006. Therefore the last Regime tax return for the year 2005 will be filed in November 2006. The impacts of the Regime are taken into account in the 2005 and previous years accounts.

          The Group current tax charge amounted to € 42 million in 2005, compared with € 91 million in 2004. This tax charge is notably the result of current taxes occurring in the United Kingdom, Mexico, Australia, Canada and the Netherlands, as well as withholding taxes on income earned by our Licensing division, which, because of the existing tax losses, cannot be credited against taxes payable in France and in the USA and are thus booked as an income tax charge.

          In 2005, Thomson booked a net deferred tax charge of € 28 million, explained mainly by: (i) a partial recognition of deferred tax assets in respect of Thomson’s French losses due to the disposal of Displays taking into consideration the anticipated profits of the Telecom and Licensing businesses for € 51 million and (ii) the de-recognition of € 77 million of deferred tax assets in the USA reflecting a lower than previously anticipated profitability in that country.

          In 2004, the current income tax charge amounted to € 21 million in France (withholding taxes on licensing revenue) and € 70 million abroad, of which the U.K. accounts for € 17 million, Mexico for € 10 million, Australia for € 8 million and Netherlands for € 7 million.

          In 2004, Thomson booked a net deferred tax liability of € 2 million. The recognition of deferred tax assets in respect of Thomson’s US operations amounted for € 83 million. A € 57 million allowance on deferred tax assets was booked in France because of the anticipated impact of the 2005 “Loi des Finances” which reduces the capital gains tax rates and also removes the ability of Thomson to offset capital losses (as opposed to current income losses) against applicable “long-term” revenues (notably Licensing revenues).

Income tax expense is summarized below:

(€ in millions)	2005	2004

Current income tax
France	(8)	(21)
Foreign	(34)	(70)

Total current income tax	(42)	(91)

Deferred income tax
France	51	(78)
Foreign	(79)	76

Total deferred income tax	(28)	(2)

Total income tax expense on continuing operations	(70)	(93)

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(a)	Analysis of the difference between the theoretical and effective income tax rates

The following table shows reconciliation from the theoretical income tax expense - using the French corporate tax rate of 33.33% as at December 31, 2005 and at December 31, 2004 - to the reported tax expense. The reconciling items are described below:

(€ in millions)	2005	2004

Net income/(loss)	(573)	(561)

Discontinued Operations	(749)	(885)
Income tax	(70)	(93)
Share of loss from associates	(82)	(20)

Pre-tax accounting income on continuing operations	328	437

Theoretical income tax using the statutory rate	(109)	(146)
Unrecognized deferred tax assets (1)	15	47
Change in valuation allowance (2)	(30)	23
Tax credits	26	—
Effect of difference in tax rates (3)	47	30
Permanent differences	8	—
Withholding taxes not recovered (4)	(30)	(35)
Other, net (5)	3	(12)

Effective income tax on continuing operations	(70)	(93)

Pre-tax accounting income on continuing operations	328	437

Effective tax rate	21%	21%

(1)

In 2005, unrecognized deferred tax assets represent (i) the tax savings from the tax losses carried forward not recognized in previous year for € 36 million mainly in France and (ii) tax losses generated during the year which have not generated deferred tax assets for € (21) million. In 2004, the tax savings for the tax losses carried forward not recognized in previous year amount to € 56 million mainly in France and tax losses generated during the year which have not generated deferred tax assets amount to € (9) million.

(2)

In 2005, change in valuation allowance relates to a € (77) million write-off on the US perimeter, a € (6) million write-off in Italy and a € 51 million recognition of deferred tax assets in France. In 2004, change in valuation allowance relates to a € (57) million write-off on the French perimeter, a € (5) million write-off in Italy and a € 83 million recognition of deferred tax assets in the USA.

(3)

In 2005, this amount comprises € 41 million related to licensing revenue taxed at a reduced rate in France (15% instead of 33.33%). In 2004, it comprises € 23 million related to licensing revenue (taxed at 19% instead of 33.33%).

(4)	Withholding tax not recovered relates to withholding tax paid on licensing revenues not refunded through current income tax in France and in the USA.
(5)	In 2004, this amount comprises tax regularization on previous year for € (2) million in Italy and € (3) million in United Kingdom.

(b)	Analysis of variations of deferred tax assets and liabilities:

(€ in millions)	Deferred tax assets	Deferred tax liabilities	Total, Net deferred tax assets

At January 1, 2004	317	(63)	254

Changes impacting 2004 result	(93)	91	(2)
Other movement (*)	77	(65)	12

Year ended December 31, 2004	301	(37)	264

Changes impacting 2005 result	33	(61)	(28)
Other movement (*)	45	(64)	(19)

Year ended December 31, 2005	379	(162)	217

(*)	In 2004 this caption corresponds mainly to change in scope (€ 11 million), currency translation adjustments (€ (18) million) and changes impacting 2004 discontinued activities (€ 12 million).
In 2005, this caption corresponds mainly to change in scope (€ (48) million) and currency translation adjustments (€ 24 million).

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(d)	Expiration of the tax loss carry forward

(€ in millions)

2006	14
2007	5
2008	1
2009	100
2010	1
2011 and thereafter	2,994

Total	3,115

11	DISCONTINUED OPERATIONS

(a)	Discontinued operations linked to the exit of Tubes and Display businesses

On February 28, 2005, Thomson transferred its tube production site at Anagni, Italy, to the Indian Group, Videocon for a consideration of € 10 and committed to recapitalize the sold company with € 103 million in cash as of the transactions date and up to a further € 85 million one year after.

On June 30, 2005, Thomson entered into an agreement under which the Spanish glass group Rioglass will take over its glass cathode ray tubes glass activity, Videoglass, situated at Bagneaux-sur-Loing in France. Rioglass will set up a glass-conversion activity for the automotive industry on the site. Rioglass is specialized in glass parts for the car and transport industries.

On December 23, 2005 Thomson sold definitively its glass plant for 1 € and is committed to certain payments to Rioglass linked to the reconversion of the Bagneaux site. Consequently, the total consolidated loss linked to the disposal of Videoglass amounts in 2005 to € 89 million.

On June 28, 2005, Thomson signed an agreement for the sale of its Tubes activities in China (Foshan and Dongguan sites), Mexico (Mexicali) and Poland (Piaseczno) as well as some related research and development and sales, marketing and administrative functions, to Indian group Videocon, a leader in consumer electronics in India.

The definitive agreement occurred on September 30, 2005. Thomson received a cash payment of € 240 million for its Tubes activities and technology and reinvested a similar amount in certain Videocon entities (see Note 16).

In December 2005, Thomson shut down its component plant TTCF situated in Gray.

In 2005, Thomson agreed to transfer to a German Company its remaining optical technology assets and people in the first semester of 2006.

As a result, Thomson recorded under discontinued operations the 2005 results related to its optical business net of the estimated cost of exit and as held for sale all the assets and liabilities related to these operations in the Group balance sheet. The respective loss from operations of discontinued optical business amounts to € 34 million in 2005 and € 28 million in 2004.

(b)	Discontinued operations linked to the exit of the Audio-Video and Accessories business.

On December 12, 2005 Thomson announced its decision to sell its Audio/Video, Accessories and consumer marketing and sales activities (named “AVA business” thereafter). These operations meet the criteria for being classified as discontinued and the related assets and liabilities are presented as held for sale.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The results of these discontinued operations are as follows:

	Year ended December 31, 2005			Year ended December 31, 2004

(€ in millions)	Sales related to the displays and optical businesses	Sales related to the AVA business	Total	Sales related to the displays and optical businesses	Sales related to the AVA business	Total

Revenues	579	809	1,388	1,088	890	1,978
Cost of sales	(690)	(666)	(1,356)	(1,075)	(706)	(1,781)

Gross Margin	(111)	143	32	13	184	197

Expenses other than impairment of assets	(569)	(169)	(738)	(289)	(160)	(449)
Loss on impairment of assets	(8)	—	(8)	(593)	—	(593)

Loss from operations before tax and finance cost	(688)	(26)	(714)	(869)	24	(845)

Net interest expense (1)	(10)	(3)	(13)	(19)	(3)	(22)
Other financial expense	(12)	(7)	(19)	(30)	(1)	(31)
Income tax	(1)	(3)	(4)	17	(2)	15
Minority interests	1	—	1	(2)	—	(2)

Profit (loss) for the year from discontinued operations	(710)	(39)	(749)	(903)	18	(885)

(1)

Consisting of interest expense of € (15) million less interest income of € 2 million and interest expense of € (23) million less interest income of € 1 million for the periods ending December 31, 2005 and 2004 respectively.

The assets and liabilities attributable to the operations discontinued and not yet sold as of December 31, 2005 have been classified as held for sale in the Group balance sheet and presented separately from other assets.

The major classes of assets and liabilities comprising the activity classified as held for sale are as follows:

	Year ended December 31, 2005

(€ in millions)	Assets and liabilities related to the displays and optical businesses	Assets and liabilities related to the AVA business	Total

Goodwill and intangible assets	—	44	44
Property, Plant and Equipment	—	12	12
Other assets	—	10	10
Inventories	—	119	119
Account receivable and other receivable	12	172	184

Total - Assets classified as held for sale	12	357	369

Provisions and Restructuring	35	28	63
Borrowings	—	3	3
Liabilities working capital	22	382	404

Total - Liabilities directly associated with assets classified as held for sale	57	413	470

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

12	PROPERTY, PLANT AND EQUIPMENT

(€ in millions)	Land	Buildings	Machinery & Equipment	Other fixed assets	Total

At January 1, 2004
Cost	77	578	2,870	343	3,868
Accumulated depreciation	(1)	(225)	(1,902)	(87)	(2,215)

Net amount	76	353	968	256	1,653

Year ended December 31, 2004
Opening net amount at January 1, 2004	76	353	968	256	1,653
Exchange differences	(2)	(5)	(30)	(9)	(46)
Acquisition of subsidiaries (1)	7	8	154	6	175
Additions	—	5	109	192	306
Disposals	(1)	—	(13)	(7)	(21)
Disposal of subsidiaries	(10)	(32)	(43)	(19)	(104)
Depreciation charge	—	(23)	(242)	(15)	(280)
Impairment loss	(3)	(121)	(338)	(112)	(574)
Other	(9)	(6)	65	(108)	(58)

Closing net amount at December 31, 2004	58	179	630	184	1,051

At December 31, 2004
Cost	62	383	2,039	330	2,814
Accumulated depreciation	(4)	(204)	(1,409)	(146)	(1,763)

Net amount	58	179	630	184	1,051

Year ended December 31, 2005
Opening net amount at January 1, 2005	58	179	630	184	1,051
Exchange differences	6	16	74	22	118
Acquisition of subsidiaries (1)	—	1	3	7	11
Additions	—	3	88	149	240
Disposals	(4)	(8)	(2)	(1)	(15)
Disposal of subsidiaries	(11)	(31)	(153)	(69)	(264)
Depreciation charge	—	(11)	(166)	(31)	(208)
Impairment loss	15	(29)	(50)	4	(60)
Reclassification as held for sale	—	(1)	(8)	(3)	(12)
Other	(13)	23	136	(121)	25

Closing net amount at December 31, 2005	51	142	552	141	886

At December 31, 2005
Cost	53	223	1,149	288	1,713
Accumulated depreciation	(2)	(81)	(597)	(147)	(827)

Net amount	51	142	552	141	886

(1)	This line item includes not only the impact of the 2005 acquisitions as disclosed in Note 5 but also the impact of purchase price allocations of previous year acquisitions.

Any exceptional depreciation expense and impairment is charged in “Selling, general and administrative expenses and other income (expense)” for continuing operations and in “Profit (loss) from discontinued operations” for expenses related to discontinued activities.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

13	GOODWILL AND INTANGIBLE ASSETS

(€ in millions)	Patents & Trademarks (1)	Customer relationships (1)	Other intangibles (3)	Sub-total	Goodwill (1)

At January 1, 2004
Cost	495	396	177	1,068	1,100
Accumulated amortization and impairment	(98)	(54)	(123)	(275)	—

Net amount	397	342	54	793	1,100

Year ended December 31, 2004
Opening net amount at January 1, 2004	397	342	54	793	1,100
Exchange differences	(24)	(35)	(3)	(62)	(74)
Acquisition of subsidiary (2)	4	188	3	195	308
Disposal of subsidiary	—	—	(2)	(2)	(7)
Additions	13	3	52	68	—
Depreciation charge	(12)	(35)	(31)	(78)	(35)
Impairment loss	—	—	—	—	—
Other	(3)	—	13	10	(114)

Closing net amount at December 31, 2004	375	463	86	924	1,178

At December 31, 2004
Cost	480	545	233	1,258	1,190
Accumulated amortization and impairment	(105)	(82)	(147)	(334)	(12)

Net amount	375	463	86	924	1,178

Year ended December 31, 2005
Impact of 1st application of IAS32/39 (4)	—	—	—	—	8
Opening net amount at January 1, 2005	375	463	86	924	1,186
Exchange differences	48	71	7	126	145
Acquisition of subsidiary (2)	27	76	50	153	431
Additions	23	—	81	104	—
Depreciation charge	(25)	(52)	(48)	(125)	—
Impairment loss	—	—	—	—	—
Reclassification as held for sale	(25)	(2)	(8)	(35)	(9)
Other	(5)	2	6	3	3

Closing net amount at December 31, 2005	418	558	174	1,150	1,756

At December 31, 2005
Cost	557	706	342	1,605	1,761
Accumulated amortization and impairment	(139)	(148)	(168)	(455)	(5)

Net amount	418	558	174	1,150	1,756

(1)	See details in tables below.
(2)	This line item includes not only the impact of the 2005 acquisitions as disclosed in Note 5 but also the impact of purchase price allocation of previous year acquisitions.
(3)	Includes capitalized development projects.
(4)	Commitment to purchase minority interests (see Note 37.5)

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Goodwill

(€ in millions)	Purchase Date	As of December 31, 2005			As of December 31, 2004

		Gross	Impairment	Net	Net

ATLINKS	1999 & 2003	51		51	50
Technicolor Group (1)	2001	445		445	387
Screenvision US	2001	34		34	30
BTS	2001 & 2002	107		107	107
Nextream	2001 & 2004	18		18	18
Thomson Broadband (ADSL)	2001	53		53	53
Vidfilm	2002	28		28	25
Grass Valley	2002	85		85	74
Southern Star Duplitek	2002	28		28	26
Panasonic Disc Services Corporation (PDSC) (1)	2002	241		241	207
Screenvision Europe	2002 & 2003	16	(5)	11	11
Technicolor Digital Cinema	2003	19		19	16
Cinecolor	2003	12		12	11
Corinthian	2004	32		32	25
The Moving Picture Company	2004	63		63	68
Inventel (2)	2005	117		117	—
Cirpack (2)	2005	56		56	—
ContentGuard (2)	2005	20		20	—
PRN (2)	2005	164		164	—
Thales Broadcast & Multimedia (2)	2005	109		109	—
Others (less than € 10 million net individually)		63		63	70

Total		1,761	(5)	1,756	1,178

1)	Technicolor goodwill gross value increased by € 58 million due to currency changes.
PDSC goodwill gross value increased in 2005 by € 30 million due to currency changes and by € 4 million due to a commitment to purchase minority interests (see Note 37.5).
2)	As of December 31, 2005, a preliminary purchase price allocation had been carried out on these companies. The final assessment should be completed no later than 12 months after the acquisition date.

Patents, trademarks and customer relationships

For acquisitions, Thomson carries out a purchase valuation assessment, including the assessment of the valuation of intangible assets. For material amounts, Thomson relies on independent experts to determine the amount of intangible assets. With respect to customer relationships, the valuation methodology used is generally based on the discounted future cash flows expected to be generated by the existing customer portfolio at the acquisition date. With respect to trademarks, the valuation methodology used is based on royalty rates which could reasonably be paid by third-party licensees on similar trademarks.

Patents, trademarks and customer relationships consist mainly of:
-	Trademarks of Technicolor® (€ 190 million at December 31, 2005), MPC (€ 2 million at December 31, 2005), Grass Valley® (€ 38 million at December 31, 2005) and THOMSON®.
-

Customer relationships of Technicolor (€ 177 million, remaining amortization period of around 11 years), HNS (€ 164 million, remaining amortization period of around 6 years),  PDSC (€ 61 million), Screenvision Europe (€ 18 million), Southern Star Duplitek (€ 27 million) and Vidfilm (€ 29 million). The increase in 2004 is due to the addition of the HNS contract purchased as part of the HNS business.

-	A license to use the RCA® trademark for consumer electronics products was obtained in 1988 and in 1999 an extended usage of the RCA® trademark was purchased from General Electric.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Other intangible assets

This caption mainly comprises capitalized development projects and software.

Impairment of goodwill and trademarks

Impairment tests of goodwill are carried out based on groups of Cash-Generating Units (identified as “goodwill reporting units” thereafter).

Thomson identified six goodwill reporting units that are tested annually for impairment. All the goodwill reporting units except for the Technology unit, represent a level below the business segment of the Group, which is the lowest level of information that is given to the Executive Committee for management purposes:

•	In the Services segment, 3 goodwill reporting units were identified, DVD activities, Film & Content Services and Network Services.
•	In the Systems & Equipment segment, 2 goodwill reporting units were identified, Access Platforms & Gateways and Broadcast & Networks (“Grass Valley”).
•	The Technology segment is considered as a single goodwill reporting unit.

Trademarks are considered as indefinite life assets. Consequently, they should be tested annually for impairment. For the purpose of this test, trademarks are either tested on a stand-alone basis by calculating their fair value or as part of a cash-generating unit by calculating the value-in-use of such CGU. The values of Technicolor and Grass Valley trademarks have been assessed based on a royalty relief method. Under this approach, the estimated value of the trademark is the present value of the royalties saved by the Group. This method is commonly used to estimate the Fair Value of trade names.

In order to perform the annual impairment test, the Group uses the following assumptions to determine the recoverable amount of the reporting units:

	Services			Systems & Equipment

	DVD Services	Film & Content Services	Network operation services	Access Platform & Gateways	Broadcast & Networks

Method used to determine the recoverable amount	Value in use & Royalty relief method for trademark	Value in use & Royalty relief method for trademark	Value in use	Value in use	Value in use & Royalty relief method for trademark
Description of key assumptions	Budget & cash flow projections	Budget & cash flow projections	Budget & cash flow projections	Budget & cash flow projections	Budget & cash flow projections, Royalty rate for Grass Valley trademark
Period for projected future cash flows	5 years	5 years	5 years	5 years	5 years
Growth rate used to extrapolate cash flow projections beyond projection period	3%	3%	3%	3%	3%
Post-tax discount rate applied (1)
- As of September 30, 2005	9.5%	9.5%	9.5%	9.5%	9.5%
- As of December 31, 2004	9.5%	9.5%	9.5%	9.5%	9.5%

(1)	The corresponding pre-tax discount rate amounts to 12.7%.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The following table provides the allocation of the significant amounts of goodwill and trademarks to each significant goodwill reporting unit:

	Services			Systems & Equipment		Total affected	Total

(€ in millions)	DVD Services	Film & Content Services	Network Operation Services	Access Platform & Gateways	Broadcast & Networks

As of December 31, 2005
Gross amount of goodwill	544	314	254	274	327	1,713	1,761
Impairment	—	—	(5)	—	—	(5)	(5)

Net amount of goodwill	544	314	249	274	327	1,708	1,756

Net amount of trademarks (a)	192		—	—	38	230	257

As of December 31, 2004
Gross amount of goodwill	474	292	71	103	205	1,145	1,190
Impairment	—	—	(5)	—	—	(5)	(12)

Net amount of goodwill	474	292	66	103	205	1,140	1,178

Net amount of trademarks (a)	165		—	—	33	198	243

(a)	Trademarks included in each unit are:
	•	Technicolor® (used both in the DVD Services and in the Film & Content Services reporting unit) and The Moving Picture Company® (MPC) included in the Film & Content Services reporting unit;
	•	Grass Valley® for the “Broadcast & Networks” reporting unit.

In 2005, no goodwill impairment has been recognized.

In 2004, the following goodwill impairments have been recognized:
-

€ 7 million of goodwill write-off relating to the Chinese company responsible for Thomson then-TV activity at the date of transfer of its TV assets to TTE because goodwill was not part of transferable assets to TTE. The recoverable amount of this goodwill is its value in use.

-	€ 5 million of goodwill impairment relating to the Screenvision Europe activity within Services, in the line item “Selling, general, administrative expenses and others”.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

14	Investments in associates

	Period ended December 31,

(€ in millions)	2005	2004

Beginning of the year	260	11
Acquisition of associates	—	279
Share of (loss)/profit	(19)	(2)
Impairment charge on associates	(63)	(18)
Exchange differences	30	(10)
Other equity movements	(4)	—

End of the year	204	260

Summarized financial information in respect of the Group’s associates is set out below:

	Period ended December 31,

(€ in millions)	2005	2004

Balance Sheet
Total assets	1,858	1,439
Total liabilities	(1,340)	(1,044)

Total net assets	518	395

Group’s share of associates’ net assets before goodwill on associates	139	127
Goodwill on associates	65	133
Group’s share of associates’ net assets	204	260

Income Statement
Revenue	3,351	1,542
Profit / (loss) for the period	(57)	(6)

Group’s share of associates’ profit / (loss) for the period before impairment	(19)	(2)
Impairment charge on associates	(63)	(18)
Group’s share of associates’ profit / (loss) for the period	(82)	(20)

Details of investments in associates are summarized below:

	% Interest December	Group’s share of associates’ net assets		Group’s share of associates’ profit (loss)

		December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004

		(€ in millions)
TCL-Thomson Electronics / TCL Multimedia (*)	29.32%	193	249	(82)	(20)
CTE El Athir (Tunisia)	30.0%	4	3	—	—
EasyPlug, S.A.S. (France)	50.0%	3	3	—	—
Techfund Capital Europe (France)	20.0%	2	3	—	—
Others (less than € 2 million individually)		2	2	—	—

Total		204	260	(82)	(20)

(*)

On July 31, 2004, Thomson and TCL combined their respective TV assets in a new company, TTE, of which Thomson holds 33% and TCL 67%. Thomson contributed its industrial TV assets. Thomson has neither control nor joint control of TCL-Thomson Electronics and accounts for its investment in TCL-Thomson Electronics under the equity method from July 31, 2004. The TV activity before July 31, 2004 is presented under full consolidation method. Thomson accounted for the contribution of its TV business as a disposal and booked the 33% interest in TCL-Thomson Electronics as an acquisition. Pursuant to the transaction, Thomson exchanged on August 10, 2005 its 33% investment in TCL Thomson Electronics against 29.32% (1,144,182,095 shares) of TCL Multimedia (formerly TCL International) listed in Hong Kong. Because the exchange of shares had no commercial substance, the new shares received were substituted to the previous shares without impact on the financial statements at exchange date.

The financial statements of TCL Multimedia used for the Group’s 2005 financial statements and presented here are from October 1, 2004 to September 30, 2005 because TCL Multimedia releases its financial statements at a later date than Thomson does.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	Period ended December 31,

(€ in millions)	2005 (a)	2004 (b)

Investment in TTE / TCL	193	249
Of which share in net equity	129	116
Of which related goodwill	64	133
Market value of the investment in TCL based on quotations (*)	139	N/A

(*)	As of December 31, 2004 the Group did not own any quoted share in TCL.

(a)

As of December 31, 2005, Thomson’s management determined that a triggering event occurred because the market value of its investment in TCL Multimedia was below its carrying amount. Thomson’s management has therefore assessed the recoverable amount of this investment.

In order to determine the value in use of its investment in TCL Multimedia, Thomson calculated, based on information provided by the management of TCL Multimedia, the present value of future cash flows expected to be derived from the business of TCL Multimedia through its current business. In order to assess the present value of related cash flows, Thomson used a 9.2% discount rate and a perpetual growth rate of 2.3%.

As a result of the impairment test, Thomson recognized a € 63 million impairment for the year ended December 31, 2005 on the carrying amount of its investment in TCL Multimedia.

(b)

As of December 31, 2004, Thomson identified certain triggering event requiring a review for impairment of its investment in TTE. This review resulted in the recognition of an impairment charge amounting to € 18 million. This charge has been posted in the caption Share of profit (loss) from associates.

15	Interest in Joint Ventures

The Group’s interests in jointly controlled entities are reported using the proportionate consolidation method. Screenvision Europe and Screenvision US represent the main interests of the Group in jointly controlled entities.

Joint ventures’ contribution to the Group’s balance sheet and income statement items is summarized below:

	Period ended December 31,

(€ in millions)	2005	2004

Balance Sheet
Total current assets	71	59
Total long-term assets	102	85
Total current liabilities	89	75
Total long-term liabilities	12	10

Income Statement
Revenue	97	84
Expenses	(93)	(83)

Contribution to the Group’s income for the period	4	1

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

16	INVESTMENTS AND FINANCIAL ASSETS AVAILABLE-FOR-SALE

	Investments in:		Total

(€ in millions)	Listed securities	Unlisted securities (1)

January 1, 2004	14	111	125
Acquisitions	24	22	46
Disposals	—	(50)	(50)
Foreign Exchanges differences	(2)	(6)	(8)

December 31, 2004	36	77	113

Impact of 1st application of IAS32/39 (2)	26	—	26

January 1, 2005	62	77	139

Acquisitions (3)	241	25	266
Disposals (4)	(59)	—	(59)
Fair value adjustment (5)	(9)	—	(9)
Impairment recorded through income	(3)	(8)	(11)
Foreign Exchanges differences	3	12	15

December 31, 2005	235	106	341

(1)

This caption includes minority positions in unquoted companies strategic to the Group, including at December 31, 2005, a preference share investment totalling € 84 million at December 31, 2005 closing rate.

(2)

Available-for-sale assets are recognized at fair value. For listed shares, the restatement consists of recognizing in shareholders' equity, the temporary difference between the carrying value and the market value, net of any possible deferred tax impacts.

(3)	Mainly acquisition of Videocon industries shares in relation with the exit of our Tubes activity.
(4)	This amount includes € (15) million of previous year fair value adjustments recognized on investments that have been sold in 2005.
(5)	This caption includes fair value adjustments recorded directly in equity for € (9) million.

17	CONTRACT ADVANCES

(€ in millions)	2005	2004

Technicolor
Net amount of customer advances at year-end	163	164
Amortization booked during the year	(131)	(134)
Screenvision (US and Europe)
Net amount of customer advances at year-end	10	15
Amortization booked during the year	(16)	(10)

18	INVENTORIES

(€ in millions)	2005	2004

Raw materials	129	149
Work in process	45	52
Finished goods and purchased goods for resale	209	428

Sub-total	383	629

Less: valuation allowance	(50)	(61)

Total	333	568

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

As of December 31, 2004 and 2005 the accumulated depreciation includes respectively € 11 million and nil of write-downs recognized within the framework of restructuring plans.

19	TRADE ACCOUNTS AND NOTES RECEIVABLES

(€ in millions)	2005	2004

Trade accounts and notes receivable (1)	1,351	1,222
Less: valuation allowance	(36)	(42)

Total	1,315	1,180

(1)

Including advances to suppliers. Sales deductions and price protection allowances are deducted from trade accounts and notes receivables gross for € 143 million and € 230 million as of December 31, 2005 and 2004, respectively.

Sales of receivables

The Group had in place a securitization program, from December 2002 to March 2005, which covered certain of its North American receivables. Under the program Thomson Inc. entered into an agreement allowing the sale, on a revolving basis, of a senior undivided ownership interest in a designated pool of receivables up to a maximum of USD 300 million. In 2004 the amount of the program was reduced to USD 200 million (€ 147 million at the December 2004 closing rate) and in March 2005 Thomson cancelled the program.

No sales of receivables were outstanding at December 31, 2004 under the securitization program.

Thomson sold receivables without recourse in 2005 for an amount of € 7 million (no receivable without recourse sold with all significant risks and rewards in 2004). These receivables have been derecognized as Thomson transferred all significant risks and rewards of the ownership of these receivables.

20	OTHER CURRENT ASSETS

(€ in millions)	2005	2004

Value added tax receivable (1)	133	100
Other taxes receivable	8	8
Subsidies	11	19
Prepaid expenses	56	44
Other (2)	436	445

Total	644	616

(1)	The value added tax receivable corresponds to the consolidated value added tax position generated in the normal course of the Thomson group's business.
(2)	As of December 31, 2005 and 2004, other current assets include :
(i) € 113 million and € 110 million of accrued royalty income, respectively;
(ii) € 7 million and nil of prepaid employee benefits obligation (see Note 26), respectively;
(iii) nil and € 114 million of hedge reevaluation suspense asset (in 2005, this asset is now accounted for as a derivative financial instrument and presented separately (see Note 23))

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

21	CASH AND CASH EQUIVALENTS

(€ in millions)	2005	2004

Cash	376	517
Cash equivalents	620	1,331

Total	996	1,848

Of which restricted cash deposits (1)	66	55

(1)

Deposits of € 50 million and € 55 million at December 31, 2005 and December 31, 2004 respectively by TCE Television Taiwan guaranteed loans to Thomson for the same amounts and at December 31, 2005 a € 16 million deposit by Thomson Media Services France guaranteeing an external purchase commitment of certain minority shareholders for the same amount.

The effective interest rate on short-term bank deposits was 2.31% (2004: 1.41%); these deposits generally have a maturity of less than 1 month.

22	Shareholders’ equity

(a) Common stock and additional paid-in capital

	December 31, 2005	December 31, 2004

Outstanding number of shares	273,308,032	273,308,032
Nominal value in €	3.75	3.75

Thomson share capital in €	1,024,905,120	1,024,905,120

(b) Treasury shares

	December 31, 2005	December 31, 2004

Treasury stock at cost (€)	238,982,228	55,307,575
Number of Treasury shares held	12,732,712	3,082,766
Out of which
purchased in the period	15,626,318	4,157,010
delivered	(2,352,544)	(141,838)
cancelled	—	(7,305,476)
sold but not yet delivered * (Inventel and Cirpack)	(3,623,828)	—

(*)	adjusted to potential additional shares as described in Note 5.

These treasury shares were acquired pursuant to the following transactions as authorized by the Board of Directors:

Pursuant to the authorization of May 7, 2004 and May 10, 2005, the group repurchased 15,626,318 treasury shares during 2005 for a cost of € 292 million.

A total of 2,351,648 shares have been delivered on March 29, 2005 as part of the consideration paid for the acquisition of Inventel (Note 5) and 896 shares have been delivered in December 2005 due to requests of conversions of convertible bonds.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(c) Subordinated perpetual notes

On September 26, 2005, Thomson issued deeply subordinated notes in a nominal amount of € 500 million.  Because of their perpetual and subordinated nature and the optional nature of the coupon, the notes are recorded under IFRS in shareholder’s equity for the net value received of € 492 million (issue price less offering discount and fees). The notes can be called at par on September 25, 2015 and at each interest payment date thereafter. The notes have an annual fixed coupon of 5.75% and a yield to the call date of 5.85%. If not called the interest payable starting September 25, 2015 is the 3 month EURIBOR deposit rate plus 3.625%. On any interest payment date, payment of interest is optional only if Thomson did not declare and pay a dividend at the most recent general meeting of its shareholders and it has not bought back shares in the previous six months.

The notes have a provision under which if there is a change of control and Thomson's senior rating is reduced by one full notch by either Moody’s or S&P such that the reduction results in a rating below Baa3 by Moody’s or BBB- by S&P then Thomson can redeem the bond at no penalty; however should Thomson decide not to redeem, the coupon increases by 5%.

(d) Dividends and distributions

In 2005 and 2004, Thomson paid to its shareholders a total dividend of € 77 million and € 71 million respectively, which represents € 0.285 and € 0.26 per share respectively.

Thomson’s Board of Directors held on February 21, 2006 approved a distribution of € 0.30 per share. This distribution is subject to the shareholders’ agreement at the Shareholder’s Meeting convened on May 12, 2006.

The payment of the proposed distribution would eliminate the option to differ the interest on the subordinated perpetual notes referred to above. Of the interest thereby payable € 7.7 million would be accounted as an additional distribution in respect of the 2005 financial period.

(e) Minority interests

In 2005, the decrease of the minority interests is due mainly to the reclassification of minority interests into financial debt when Thomson grants a put on shares to minority interests.

(f) Net Equity Hedging Reserve

Gains and losses on hedging instruments accounted for as cash-flow hedges are recognized directly in equity.  At January 1, 2005 € 15 million was recognized; this amount was removed from equity during 2005 and included in profit and loss during the period as the hedged transactions occured.  At December 31, 2005 € 4 million has been recognized in equity.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

23	DERIVATIVE FINANCIAL INSTRUMENTS

The fair value of all derivative financial instruments is shown in the table below.  Interest rate swap contracts are calculated by discounting the future cash flows. However, for complex swaps, the marked-to-market value calculated by the banks is used.  The fair value of forward exchange contracts and currency swaps are computed by discounting the difference between the contract rate and the market forward rate and multiplying it by the nominal amount. The fair value of options is calculated using standard option pricing software and verified with the banks.

	December 31, 2005		January 1, 2005 (*)

(€ in millions)	Assets	Liabilities	Assets	Liabilities

Interest-rate swaps – not designated as hedges (1)	1	—	—	—
Interest-rate swaps – fair value hedges (1)	—	11	11	—
Equity options (Silver Lake bond conversion option)	—	46	—	122

Total non-current	1	57	11	122

Forward foreign exchange contracts- cash flow and fair value hedges	5	6	16	15
Forward foreign exchange contracts- not designated as hedges (2)	—	4	99	—
Currency options	2	—	—	—
Equity derivatives - fair value hedges	—	—	—	19
Equity options	1	—	—	—
Other options (3)	1	—	—	—

Total current	9	10	115	34

Total	10	67	126	156

(*)	First Application of IAS 32and 39 starting with January 1, 2005

(1)

The notional principal amount of the outstanding interest rate swap contracts at December 31, 2005 was € 1 257 million (December 31, 2004: €195 million) of which €729 million were long term contracts and €528 million were short term  contracts (less than 3 months) concerning French commercial paper. At December 31, 2005, the fixed interest rates vary from 2.12% to 6.11% (at December 31, 2004, 4.74% to 6.11%) and the floating rates are based on EONIA, LIBOR and £-LIBOR.

(2)	Hedges of debt and cash denominated in foreign currency; both the derivative and the debt/cash are marked to market and the foreign exchange gain or loss is taken in income.

(3)	Option to purchase an equity participation in an unlisted company.

Credit risk on these financial derivative assets arises from the possibility that counterparties may not be not able to meet their financial obligations to Thomson. The maximum risk is the mark to market carrying values shown in the table above, that is, € 10 million at December 31, 2005 and € 126 million at January 1, 2005.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

24	BORROWINGS (SHORT-TERM AND LONG-TERM)

24.1	Analysis by nature

(€ in millions)	December 31, 2005	January 1, 2005	December 31, 2004

Debt due to financial institutions	1,046	783	773
Convertible/exchangeable bond (October 2000)	677	638	611
Convertible/exchangeable bond (March 2002)	12	604	600
Convertible/exchangeable bond (September 2004)	382	320	367
Bank overdrafts	123	29	29
Other financial debt (2)	81	177	61
Accrued interest (1)	1	—	60

Total non-current	858	1,540	1,597

Total current	1,464	1,011	904

Total	2,322	2,551	2,501

(1)

At December 31, 2004 accrued interest included € 48 million for the premium due at maturity on the October 2000 convertible bond which was recorded under French GAAP as financial expense over the bond duration as well as € 12 million in accrued interest due to the coupons of the convertible bonds.  Under IFRS the effective interest rate is used and the difference between the effective rate and the coupon paid on the bond is added to the principal amount of the bonds.

(2)	Includes minority interests having a put on Thomson which is reclassified to debt for an amount of € 36 million as of December 31, 2005.

24.2	Convertible bonds

(€ in millions)	Currency	Nominal amount issued	Original maturity	Yield to Maturity (%)	Debt component outstanding at 31.12.05 (*)

Convertible/exchangeable bond (October 2000)	EUR	812	Jan. 1, 2006	2.75%	677
Convertible/exchangeable bond (March 2002)	EUR	600	Jan. 1, 2008	1.00%	12
Convertible/exchangeable bond (September 2004)	USD	500	Sept. 16, 2010	3.00%	382

(*)	excluding the option component

•

In October 2000, Thomson issued 11,175,385 convertible/exchangeable bonds, with a nominal value of € 72.67 each, due on January 1, 2006 for an aggregate amount of € 812,115,228. The number of bonds outstanding at December 31, 2004 is 8,411,832 and is explained as follows:

	-	In 2004, 2,350,553 convertible bonds were repurchased at an average price of € 77.604 and cancelled.
	-	In June 2002, Thomson repurchased 413,000 bonds at an average price of € 67.495. The repurchased bonds were cancelled.

The convertible/exchangeable bonds issued in October 2000, may be redeemed by bondholders for Thomson ordinary shares beginning October 11, 2001.

The bonds bear interest at a rate of 1% per annum, payable in arrears on January 1 of each year, with the first payment made on January 1, 2001. The bonds will mature and become due at a price of € 79.71 per bond on January 1, 2006, unless previously converted, exchanged, redeemed or cancelled. This price is 109.69% of the original issue price resulting in a yield to maturity of 2.75%.

Each bondholder may elect to receive, in lieu of receiving payment of the principal, ordinary shares of Thomson of € 3.75 par value each, at a ratio of one share for each bond, subject to adjustment upon occurrence of certain events.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The bonds are redeemable at Thomson’s option at any time on or after January 1, 2004, in whole but not in part, at a price enabling the bondholder to receive a gross redemption yield equal to the gross redemption yield that would have been received at final maturity, which is 2.75%, if the share price is greater than 120% of the bond redemption price for 20 consecutive days. Thomson may also repurchase any number of bonds at any time at any price on the Paris Bourse. Bonds so repurchased will be cancelled. The costs related to the convertible bond offering (€ 18 million)are amortized over the bond duration.

In accordance with IAS 32, issuance costs are deducted from the total bond value and the option component of the bond value is split out and accounted as equity. The deduction of issuance costs and the allocation of a portion of the proceeds to equity create a discount on issuance which is amortized to earnings over the life of the bond. The effective interest rate, including the impact of issue costs and the equity component is 7.09% per annum.

The bonds were repaid in full on January 2, 2006 for an amount of € 677 million including the final coupon of € 6 million.

•

On March 12, 2002, Thomson issued 14,814,815 convertible/exchangeable bonds, with a nominal value of € 40.50 each, for an aggregate amount of € 600 million. The bonds bear interest at a rate of 1% per annum, payable in arrears on January 1 of each year with the first payment made on January 1, 2003. The bonds will mature and become due at a price of € 40.50 per bond on January 1, 2008, unless previously converted, exchanged, redeemed or cancelled.

The bonds are redeemable at Thomson’s option at any time on or after November 1, 2003, at a price enabling the bondholder to receive the nominal value plus 1% interest for the period between the last interest payment date and the redemption if the share price is greater than 120% of the nominal price for 10 consecutive days within the 20 days before the announcement of the reimbursement. Bondholders have the option from March 12, 2002, and until 7 days preceding the reimbursement date to convert one bond against one Thomson share (existing or new shares). Bondholders, who do not exercise the conversion option before 7 days preceding the reimbursement date, will receive the nominal amount plus interest as mentioned above. If at any time the remaining bonds outstanding represent less than 10% of total bonds initially issued, the Group may also redeem at nominal value plus interest all the remaining bonds.

The bonds were also redeemable on January 1, 2005, at the option of the bondholders at a price corresponding to the nominal value plus interest for the period January 1, 2004, to December 31, 2004. Of the original 14,814,815 bonds (€ 600 million), 14,493,324 bonds (€ 587 million) were redeemed on January 1, 2005, at the option of bondholders.

Due to this early redemption the amount of the bonds outstanding at as of December 2005 was € 13 million (of which the debt component in accordance with IFRS was € 12 million).

Thomson may also repurchase any number of bonds at any time at any price on the Euronext Paris S.A. Bonds so repurchased will be cancelled.

In accordance with IAS 32, the effective interest rate, including the impact of issue costs and the splitting out of the equity component is 7.49% per annum.

•

On September 16, 2004, Thomson issued 23,084 convertible/exchangeable subordinated bonds to Silver Lake Partners LLC, with a nominal value of USD 21,660 each, for an aggregate amount of USD 499,999,440 (for the record, cash flows are denominated in a currency other than euro, Thomson functional currency). The bonds bear interest at a rate of 3% per annum in arrears on January 1 and June 30 of each year except the first interest payment which was due and paid December 31, 2004. The bonds will mature and become due at a price of USD 21,660 per bond on September 16, 2010, unless previously converted, exchanged, redeemed or cancelled. The bonds are subject to certain transfer restrictions.

Bondholders have the option from the earlier of March 31, 2006, or the date Thomson publishes its audited financial results for 2005 or the date of certain other exceptional events to convert or exchange any or all bonds held at a conversion ratio of 1,000 shares for each bond.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

This conversion ratio is subject to adjustment under certain conditions. As of December 2005, conversion ratio is 1,014.447 shares for each bond or a total of 23,417,495 shares (1000 shares for each bonds as of December 2004). The shares issued upon conversion or exchange are subject to certain sale restrictions.

All bonds are redeemable in cash plus accrued interest at Thomson’s option at any time if less than 10% of the bonds remain outstanding or at any time after September 16, 2007, if the average of the closing share price for 10 consecutive days within the 20 days before the redemption notice as well as the closing share price on the redemption notice date times the number of shares into which a bond would be convertible both exceed 150% of the par value of a bond.

Any or all bonds are redeemable in cash plus accrued interest at the option of the holder from September 16, 2008, upon written notice to Thomson.

Under IAS 39, since these bonds are denominated in US dollar and convertible into new ordinary shares or redeemable into new shares and/or existing shares denominated in euro and/or in cash, a component of the convertible bonds had to be accounted for separately as a derivative rather than as equity. The value of the conversion option is accounted for within long-term liabilities (€ 46 million as of December 31, 2005).

The conversion option and the debt component are recognized at fair value at inception. Subsequent changes in the fair value of the conversion option are charged to financial result. However, since Thomson applies IAS 32 and IAS 39 only from January 1, 2005, change from inception to December 31, 2004 has been charged against retained earnings for € (85) million.

Like Thomson’s other convertible bonds, the issuance costs are deducted from the total initial bond value and together with the separation of the conversion option creates a discount on issuance which is amortized to earnings over the life of the bonds. The effective interest rate, including the impact of the separation of the option and the issue costs is 5.70% per annum.

24.3	Debt due to financial institutions - Private Placement

On June 30, 2003, Thomson issued senior notes in a total amount of USD 406 million (€ 342 million at the December 31, 2005 exchange rate) that were sold privately to institutional investors in the US This private placement consisted of three series; a series of 7-year maturity notes in an amount of USD 96 million; a series of 10-year maturity notes in an amount of USD 192 million and a series of 12-year maturity notes in an amount of USD 118 million. The notes carry fixed interest rates of 4.13%, 4.74% and 4.84%, respectively, for the 7, 10 and 12-year maturity notes. The effective interest rates of these notes taking into account the issuance costs are 4.22%, 4.81% and 4.90% respectively, for the 7, 10 and 12-year maturity notes

Thomson swapped USD 200 million of the total issue in 2003 and the remaining USD 206 million in 2005, changing the debt from fixed rate to floating rate. Thomson may, at its option, prepay at any time all, or from time to time any part, of the notes. The amount prepaid shall be allocated among all of the notes outstanding at the time in proportion to the respective unpaid principal amounts.

On December 18, 2003, Thomson issued an additional GBP 34 million (€ 50 million at the December 31, 2005 exchange rate) of senior notes with a 10-year maturity and carrying a fixed rate of 6.11%; the entire amount of these additional notes were swapped to floating rate. The effective interest rate of these notes taking into account the issuance costs is 6.14%.

24.4	French commercial paper program

In June 2005 Thomson launched a French commercial paper program in order to increase its short term borrowing capacity. The program is rated A-2 by Standard & Poors.  At December 31, 2005 € 528 million was outstanding under this program.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

24.5	Main features of the Group's borrowings

The table below presents the periods for which the interest rate of Thomson's interest rate sensitive cash and cash equivalents and borrowings are fixed. The amounts shown are those reflected in Thomson's consolidated financial statements and include principal and accrued interest at December 31, 2005.

	Amounts at December 31, 2005 with interest rate fixed for the following periods

(€ in millions)	Less than 1 year	1 year to 5 years	Greater than 5 years	Total

Total borrowings	1,464	536	322	2,322
Effect of interest rate swaps	392	(81)	(311)	0

Net	1,856	455	11	2,322

(a) Maturity

(€ in millions)	December 31, 2005	January 1, 2005	December 31, 2004

Total current debt (less than one year)	1,464	1,011	904

Between 1 and 3 years	21	817	827
Between 3 and 5 years	515	13	13
Over 5 years	322	710	757

Total non-current debt	858	1,540	1,597

Total debt	2,322	2,551	2,501

(b) Effective interest rates

	December 31, 2005	January 1, 2005	December 31, 2004

All borrowings (including impact of interest rate swaps):	4.89%	5.51%	2.59%
Of which convertible bonds:	6.60%	6.81%	2.20%

(c) Carrying amounts and fair value of borrowings (refer to Note 25 (f))

(d) Analysis of borrowing by currency

(€ in millions)	December 31, 2005	January 1, 2005	December 31, 2004

Euro	1,398	1,463	1,366
US Dollar	830	837	884
Other currencies	94	251	251

Total debt	2,322	2,551	2,501

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(e) Undrawn credit lines

(€ in millions)	December 31, 2005		January 1, 2005		December 31, 2004

Committed, expiring in greater than one year	1,750		1,750		1,750
Uncommitted	781	(1)	767	(1)	767	(1)
Receivables sales agreement in North America	—		147		147

(1)

The amount shown is full amount less borrowings only under the line; the uncommitted lines were also used at each year end for non-borrowing purposes (foreign exchange settlement risk, documentary credits, customs guarantees, etc.)

The Group’s committed credit line of € 1.75 billion, with a maturity in June 2010, serves as back-up to its French commercial paper program of which € 528 million was outstanding as of December 31, 2005. Thomson cancelled its receivables sales agreement in North America (securitization program) in March 2005.

(f) Financial covenants

Two of Thomson’s financing agreements have covenants pertaining to the Group’s consolidated financial situation, the senior notes issued privately to institutional investors in a total amount of €392 million and a € 46 million Mexican capital lease.  These financings are subject to two financial covenants:  (i) maintenance of a minimum ratio of profit from continuing operations and before tax, finance and restructuring costs to net interest expense of 3 to 1 and (ii) a maximum ratio of net debt to net worth of 1 to 1. Following renegotiation in June 2005, the Group's € 1.75 billion credit facility is no longer subject to financial covenants.

As of December 31, 2005, Thomson is compliant with all of these covenants.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

25	Financial instruments and market related exposures

As indicated in Note 3, the Group uses financial instruments to manage its exposure to currency and interest rate risks incurred in the normal course of business.

(a) Foreign currency exposure

The nominal value of the Group’s forward operations and options outstanding as of December 31, 2005 and 2004 is as follows:

	2005	2004

Forward exchange contracts (including currency swaps)
Euro	1,229	1,873
Pound sterling	144	183
Hong Kong dollar	31	22
Mexican pesos	12	33
Singapore dollar	40	26
US dollar	599	577
Polish zloty	106	88
Other currencies	42	35
Total forward purchases	2,203	2,837
Euro	(813)	(785)
Canadian dollar	(19)	(52)
Pound sterling	(58)	(152)
Japanese yen	(25)	(29)
US dollar	(1,099)	(1,561)
Polish zloty (*)	(120)	N/A
Other currencies	(75)	(159)
Total forward sales	(2,209)	(2,738)
Currency options contracts purchased
Put US dollar/Call Euro	75	—
Total	75	—
Deferred hedging gains (losses) related to anticipated transactions	3	(2)

(*)	included in ”Other currencies” in 2004

In order to match the currencies that Thomson borrows with the currencies that are lent to affiliates the corporate treasury enters into currency swaps primarily to convert euro borrowings into US dollar which are lent to the Group’s US affiliates.  At the December 31, 2005 exchange rate there was a mark to market currency loss on these swaps of € 4 million. This amount is recognized in the Group’s financial result as an exchange loss and offsets the exchange gain on the revaluation in Euro of intercompany loans and advances in foreign currency made by treasury.  In the balance sheet the mark to market value of these swaps is recognized in Financial Derivatives – Liabilities and offsets the increase in the Euro value of the foreign currency intercompany loans and advances.

(b)	Sensitivity to currency movements

Because of the Group’s significant activities in the US and in other countries whose currencies are linked to the US dollar, the Group’s main currency exposure is the fluctuation of the US dollar against the euro. The table below shows the impact of a 1% increase in the US dollar versus the euro on the Group’s sales, on its Profit from continuing operations and before tax and financial result and on the currency translation adjustment component of equity.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(€ in millions)	Transaction	Translation	Total

Sales	3	29	32
Profit from continuing operations before tax and finance costs	2	—	2
Total Equity Impact (CTA)	15

(c) Interest rate exposure

The Group’s interest rate exposure is presented as follows, by maturity:

	December 31, 2005

(€ in millions)	2006	2007	2008	2009	2010	Thereafter	Total

Cash and cash equivalents – floating rate	996	—	—	—	—	—	996
Financial debt:
Floating rate	1,464	3	6	—	135	305	1,913
Fixed rate	—	—	13	1	378	17	409
Interest rate swaps, from floating to fixed (1)	—	—	—	337	—	—	337
Interest rate swaps, from fixed to floating (1)	—	—	—	—	—	195	195
Caps, fixed rate	—	—	—	337	—	—	337

(1)	US dollar/euro = 0.84331

	December 31, 2004

(€ in millions)	2005	2006	2007	2008	2009	There-after	Total

Cash and cash equivalents – floating rate	1,848	—	—	—	—	—	1,848
Financial debt:
Floating rate	904	—	160	—	—	44	1,108
Fixed rate	—	664	3	13	—	713	1,393
Interest rate swaps, from floating to fixed (2)	—	—	—	—	—	—	—
Interest rate swaps, from fixed to floating (2)	—	—	—	—	—	195	195
Caps, fixed rate	37	—	—	—	—	—	37

(2)	US dollar/euro = 0.733030

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Interest related to interest rate swaps contracted by the Group is as follows:

(€ in millions)	December 31, 2005	January 1, 2005	December 31, 2004

Interest received:
Fixed rate	17	10	10
Floating rate	—	—	—
Interest paid:
Fixed rate	—	—	—
Floating rate	(16)	(6)	(6)

Net interest	1	4	4

In 2005, the Group entered into several interest rate swap transactions to convert a portion of its USD debt from fixed to floating rate (3 month LIBOR):
-	its 10-year senior notes in the amount of USD 110 million; and
-	its 7-year senior notes in the amount of USD 96 million.
These swap transactions are accounted for under hedge accounting treatment in accordance with IFRS.

In addition, the Group entered into USD 400 million of 3 year interest rate swaps (with January 2, 2006 start date), under which Thomson receives three month USD LIBOR and pays twelve month USD LIBOR in arrears with the latter being capped up to a knock-out interest rate which if reached cancels the cap until such time as interest rates drop below the knock-out rate. These interest rate swaps are marked-to-market and the gain or loss is recorded in financial result. At December 31, 2005 there was a marked to market gain on these swaps of € 1 million which was taken in financial result.

Also in 2005, the Group starting issuing French commercial paper with short term maturities of up to 3 months.  The commercial paper is issued at the one month euro swap rate plus margin and swapped to EONIA. The Group marks to market these swaps and takes the gain or loss in financial result.  At December 31, 2005 there was € 528 million in such swaps outstanding with a mark to market valuation of € 0.06 million.

The Group did not enter into any interest rate hedging operations in 2004.

In 2003, the Group entered into several interest rate swap transactions to convert a portion of its debt from fixed to floating rate (3 month LIBOR for USD debt, and 6 month GBP-LIBOR for GBP one):
-	its 12-year senior notes in an amount of USD 118 million;
-	its 10-year senior notes in the amount of USD 82 million; and
-	its 10-year senior notes in the amount of GBP 34 million.
These swap transactions are accounted for under hedge accounting treatment in accordance with IAS 39.

In 2002 Thomson bought an interest rate cap that provided that until 2005 Thomson will receive the difference between 3 month USD LIBOR and the cap rate on a nominal amount of USD 50 million if three month USD LIBOR is above the cap rate and less than the knock-out rate. This cap expired in August 2005.  The cap had no impact on the Group’s 2005 results as the cost of the cap had already been fully taken in financial result over the period 2002-2004.

Because of the interest rate differential between the US dollar and the euro, the Group had in 2005 interest losses on the currency swaps used to convert euros borrowed by corporate treasury to US dollar which it lends to the US affiliates. These swap losses are accounted for as an increase of interest expense and are entirely included in Thomson’s 2005 interest expense.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The average interest rate on the Group’s consolidated debt is as follows:

	2005	2004

Average interest rate on borrowings	5.07%	2.74%
Effective interest rate after interest rate hedging	5.04%	2.60%
Effective interest rate after currency swaps and interest rate hedging	5.33%	2.21%

The effective weighted average interest rate in 2005 on the Group’s consolidated deposits was 2.17% (1.41% in 2004).

The percentage of the Group’s average debt at floating rates taking into account interest rate hedging operations is as shown below.  The Group considers all debt with interest rates fixed for remaining periods of less than 1 year to be at floating rate.

(€ in millions)	2005	2004

Average debt	2,247	2,302
Percentage at floating rate	71%	30%

The Group’s average deposits in 2005 amounted to € 952 million, 100% at floating rate.

A one-point variation in interest rates, applied to the floating rate debt and deposits would have had an impact on the Group annual financial expenses of approximately € 6 million.

(d) Equity instruments

At December 31, 2005, Thomson had an outstanding equity call option on a quoted investment as well as calls on Thomson shares.  The calls for 538 000 Thomson shares were bought for a total premium of € 0.03 million in March 2005 to cover outstanding stock options.  The calls as well as the stock options have an exercise price of € 55.90.

At December 31, 2004, Thomson had an outstanding equity forward sale and a call option on a quoted investment as well as puts on Thomson shares. The puts for 2,000,000 Thomson shares were sold in December 2004 in the over the counter market for a premium of € 2 million. The puts had an exercise price of € 18.75. The puts were sold in the framework of Thomson’s share repurchase program. They expired unexercised in March, April and May 2005.

(e) Financial counterparty risk

The financial instruments used by the Group to manage its interest rate and currency exposure are all undertaken with counterparts having an investment grade rating.

The percentage of outstanding foreign exchange operations by counterpart credit rating is as follows:

Foreign exchange forwards:

Counterpart’s rating (according to Standard & Poor’s)	2005	2004

A-1+	95.6%	91.3%
A-1	3.8%	2.0%
A-2	0.6%	6.7%

Total	100.0%	100.0%

All significant cash deposits are maintained with rated financial institutions. In addition an amount of € 7 million was invested in mutual funds as of December 31, 2005 and accounted for in the line “Investment Funds”.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The table below gives the percentage of outstanding cash deposits by counterparty credit rating:

Cash deposit:

Counterparty’s rating (according to Standard & Poor’s)	2005	2004

A-1+	77.9%	44.8%
A-1	17.6%	6.2%
A-2	2.4%	2.0%
A-3	—	1.1%
B	0.1%	2.6%
BB+	0.4%	—
Money Market funds	—	42.8%
Non rated financial institutions	1.6%	0.5%

Total	100.0%	100.0%

Credit risk arises from the possibility that counterparties may not be able to perform their financial obligations to Thomson.  The maximum credit risk exposure on the Group’s cash, cash equivalents and investment funds was € 1,003 million at December 31, 2005. The Group minimizes this risk by limiting the deposits made with any single bank and by making deposits primarily with banks that have strong credit ratings or by investing in diversified, highly liquid money market funds as shown in the table above.

(f) Fair value of financial assets and liabilities

The fair value of all current assets and liabilities (trade accounts receivable and payable, short term loans and debt, cash and bank overdrafts) is considered to be equivalent to net book value due to their short-term maturities.

The fair value of long-term debt, shown in the table below, is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the borrowing rates at year-end for similar types of borrowing arrangements.

For the fair value of available-for-sale assets see Note 16.
For the fair value of financial derivatives see Note 23.

	December 31, 2005		January 1, 2005		December 31, 2004
(€ in millions)	Net book value	Fair market value	Net book value	Fair market value	Net book value	Fair market value

Non-current borrowings:
Convertible bonds	387	382	963	1,170	1,039	1,170
Other borrowings	471	450	577	585	558	566

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

26	RESERVE FOR POST-EMPLOYMENT BENEFITS

26.1	Summary of the benefits

(€ in millions)	December 31, 2005	December 31, 2004

Pension benefit plan	494	494
Medical post-retirement benefits	445	356

Total reserves for post-employment benefits	939	850

Of which non-current	877	785
Of which current	62	65

Thomson Group provides various types of pension and medical postretirement benefits to employees. The type of benefits offered to an individual employee is related to local legal requirements as well as operating practices within subsidiaries. These plans are either defined-contribution, defined-benefit or multi-employer plans.

(a) Defined contribution plans
For the defined-contribution plans, the Group pays contributions to independently administered funds. These plans guarantee employee benefits that are directly related to contributions paid increased by the return on investment. The pension costs of these plans, corresponding to the contributions paid, are charged in the income statement. In 2005, the total contributions paid by Thomson amounts to € 44 million.

(b) Defined benefit plans
These plans mainly cover pension plans, retirement indemnities and medical post-retirement benefits.

Pension benefits
The benefits are mainly based on employee’s pensionable salary and length of service. These plans are either funded through independently administered pension funds or unfunded. Pension plans maintained by the Group are mainly the following:

•	Within Nafta area, the plans mainly consist in pension plans in the United States:

The employees of Thomson, Inc. are covered by a defined benefit pension plan, funded by a trust fund. Thomson, Inc.’s funding policy is to contribute on an annual basis in an amount that is at least sufficient to meet the minimum requirements of the US Employee Retirement Income Security Act of 1974 (“ERISA”). Benefits are equal to a percentage of the plan member’s earnings each year plus a guaranteed rate of return on earned benefits until retirement.

Technicolor mainly operates two defined benefit pension plans: a cash balance pension plan that covers substantially all non-union employees, funded through a trust fund, and an additional pension plan for executive employees, closed to new participants.

•	In Germany, employees are covered by several vested non-funded pension plans. These plans mainly provide employees with retirement annuities and disability benefits.
•

In France, the Group is legally required to pay lump sums to employees when they retire. The amounts paid are defined by the collective bargaining agreement in force and depend on years of service within the Group and employee’s salary at retirement.

•	In other countries, Thomson mainly maintains a dedicated pension plan in the UK, funded by a trust fund, which provides retirement annuity benefits.

Medical Postretirement benefits
In the US, Thomson Inc provides to employees a postretirement medical plan. Under this plan, employees are eligible for medical benefits if they retire at age 55 or older with at least 10 years of service in the main case. The plan also includes life insurance benefits. This plan is eligible to receive federal subsidies according to the US Medicare Prescription Drug Improvement and Modernization Act of 2003.

(c) Multi-employer plan
One of Thomson subsidiaries in Netherlands takes part in the multi-employer defined benefits plan “Metalelektro”. As the information about the dividing up of contributions between each member of the plan is not available, Thomson accounts for this plan as a defined contribution plan.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

26.2	Analysis of the reserves for post-employment benefits

	Pension plan benefits		Medical Postretirement benefits		Total benefits

(€ in millions)	December 2005	December 2004	December 2005	December 2004	December 2005	December 2004

Opening provision	494	483	356	371	850	854

Net Periodic Pension Cost	33	65	24	20	57	85
Cash usage	(56)	(55)	(17)	(15)	(73)	(70)
Change in perimeter (1)	(26)	(7)	—	—	(26)	(7)
Reclassification in held for sale (2)	(7)	—	—	—	(7)	—
Actuarial (gains) losses recognized in SORIE (3)	40	15	28	8	68	23
Currency translation adjustment	16	(7)	54	(28)	70	(35)

Closing provision	494	494	445	356	939	850

(1)	Change in perimeter relates to (i) the disposal of Thomson tube plants in Italy and Poland and its marketing and sales business and (ii) the acquisition of Thales Broadcast & Multimedia, mainly.
(2)	Refer to Note 11
(3)	Statement of recognized income and expense

Reimbursement right recognized as an asset

Thomson recognized as a separate asset certain reimbursement rights in relation with its medical postretirement benefits plan in the United States. These reimbursement rights result from federal subsidies to be received according to the US Medicare Prescription Drug Improvement and Modernization Act of 2003.
As of December 31, 2005 and December 31, 2004, the carrying value of this asset amounts to € 65 million and € 43 million, respectively and is posted in the caption “other non current asset”.

	Medical post- retirement benefits

(€ in millions)	2005	2004

Fair value at the beginning of the year	43	43
Net periodic costs	5	4
Actuarial (gains) losses recognized in SORIE (*)	10	—
Currency translation adjustment	7	(4)

Fair value at the end of the year	65	43

(*)	Statement of recognized income and expense

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(a) Analysis of the change in benefit obligation

	Pension benefits		Medical post-retirement benefits		Total benefits

(€ in millions)	2005	2004	2005	2004	2005	2004

Benefit obligation at the beginning of the year	(668)	(699)	(342)	(353)	(1,010)	(1,052)

Current service cost	(19)	(24)	(4)	(4)	(23)	(28)
Financial component of benefits	(32)	(35)	(22)	(22)	(54)	(57)
Amendment	—	(5)	—	—	—	(5)
Business combination/Disposal (1)	26	9	—	—	26	9
Plan participants contribution	(1)	(1)	(7)	—	(8)	(1)
Curtailment/settlement	49	47	—	3	49	50
Actuarial gain (loss)	(41)	(21)	(28)	(8)	(69)	(29)
Benefits paid	39	45	24	15	63	60
Currency translation adjustment	(34)	16	(52)	27	(86)	43

Benefit obligation at the end of the year	(681)	(668)	(431)	(342)	(1,112)	(1,010)

Benefits obligation wholly or partly funded	(292)	(270)	—	—	(292)	(270)
Benefit obligation wholly unfunded	(389)	(398)	(431)	(342)	(820)	(740)

(1)	In 2005, the business combinations mainly relate to the disposal of the Tubes business and the acquisition of Thales Broadcast & Multimedia.

(b) Analysis of the change in the fair value of plan assets

	Pension benefits		Total benefits

(€ in millions)	2005	2004	2005	2004

Fair value at the beginning of the year	179	221	179	221

Expected return on plan assets	13	12	13	12
Actuarial gains (losses) recognized in SORIE	1	4	1	4
Employer contribution	26	16	26	16
Plan participant contribution	1	1	1	1
Curtailment/settlement	(46)	(58)	(46)	(58)
Business combination / disposals	—	(2)	—	(2)
Benefits paid	(10)	(8)	(10)	(8)
Currency translation adjustment	19	(7)	19	(7)

Fair value at the end of the year	183	179	183	179

Medical postretirement benefits plans are wholly un-funded.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(c) Reconciliation of the reserve recognized

	Pension benefits		Medical Postretirement benefits		Total benefits

(€ in millions)	December 2005	December 2004	December 2005	December 2004	December 2005	December 2004

Benefit obligation	(681)	(668)	(431)	(342)	(1,112)	(1,010)

Fair value of plan assets	183	179	—	—	183	179
Funded status (I)	(498)	(489)	(431)	(342)	(929)	(831)
Unrecognized prior service cost (II)	(3)	(5)	(14)	(14)	(17)	(19)
Reclassification for Held for Sale (*) (III)	7	—	—	—	7	—

Reserve for post-employment benefits (III) = (I)+(II)+(III) (**) (***)	(494)	(494)	(445)	(356)	(939)	(850)

Prepayment and reimbursement rights recognized as an asset (***)	—	—	65	43	65	43

Net pension Accruals (***)	(494)	(494)	(380)	(313)	(874)	(807)

(*)	Refer to Note 11
(**)	As Thomson has adopted IAS19 revised in 2004, all actuarial gains and losses are recognized in the SORIE, there are no more unrecognized actuarial gains or losses
(***)

Thomson recognized separately reimbursement rights related to certain of its postretirement medical plan in the United States as a separate assets as required by IAS 19 revised in an amounts of € 65 million and € 43 million as of December 31, 2005 and 2004, respectively. This asset is posted in other non-current assets.

(d) Actuarial gain and losses

(€ in million)	2005	2004

Opening cumulative amount of actuarial gain and losses recognised in SORIE	(23)	—
Actuarial gain and losses of the year	(58)	(23)

Closing cumulative amount of actuarial gain and losses recognised in SORIE	(81)	(23)

26.3	Elements of the income statement

Total expense for pensions and other benefits for the years ended December 31, 2005 and 2004 is detailed as follows:

	Pension benefits		Medical post-retirement benefits		Total benefits

(€ in millions)	2005	2004	2005	2004	2005	2004

Service cost (*)	(19)	(24)	(4)	(4)	(23)	(28)
Financial component of benefits (**)	(32)	(35)	(22)	(22)	(54)	(57)
Expected return on plan assets (**)	13	12	—	—	13	12
Amortization of prior service costs	—	(7)	2	2	2	(5)
Effect of curtailment	5	(8)	—	4	5	(4)
Effect of settlement	—	(3)	—	—	—	(3)

Total Net Periodic Pension Cost	(33)	(65)	(24)	(20)	(57)	(85)

Service costs on reimbursement rights	—	—	2	2	2	2
Financial components on reimbursement rights (**)	—	—	3	2	3	2
Net Pension costs	(33)	(65)	(19)	(16)	(52)	(81)

(*)	of which € 1 million is posted in Profit (loss) from discontinued operations in 2005.
(**)	of which € 29 million and € 35 million, net, are posted in Income from continuing Operation (in financial result).

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Financial component of pension plan expenses, expected return on assets, financial components on any reimbursement rights are recognized through financial income.

26.4	Plan assets

When defined benefit plans are funded, mainly in the US, U.K. and Canada, the investment strategy of the benefit plans aims to match the investment portfolio to the membership profile. Asset performance is reviewed on a quarterly basis and the asset allocation strategy is reviewed on an annual basis.
The actual return on plan assets amounts to € 14 million and € 16 million for the year ended 2005 and 2004 respectively.

Thomson pension plans weighted-average asset allocations by asset category are as follows:

	2005		2004

	Allocation of plan assets	Allocation of the fair value of plan assets	Allocation of plan assets	Allocation of the fair value of plan assets

Equity securities	55%	101	58%	104
Debt securities	44%	82	39%	70
Other	—	—	3%	5

Total	100%	183	100%	179

26.5	Information by geographic area

The following information summarizes (a) the reserve for employee benefits, (b) the benefit obligations, (c) the fair value of assets and (d) the unrecognized benefit obligation by geographic area.

(a) Reserve for employee benefits

(€ in millions)	2005	2004

Pension plan(1)
NAFTA (2)	105	80
Germany	293	292
France	74	67
Other countries (2)	22	55

Sub-total	494	494

Medical post-retirement benefits
NAFTA (2)	445	356

Total reserves for employee benefits	939	850

(1)	Pension plans in France and Italy relate to retirement indemnities.
(2)	"NAFTA" includes the US, Canada and Mexico. "Other countries" mainly relate to United Kingdom.

(b) Actuarial present value of benefit obligations

	Pension benefits		Medical post-retirement benefits		Total benefits

(€ in millions) Present value of benefit obligation	2005	2004	2005	2004	2005	2004

NAFTA affiliates	(221)	(208)	(431)	(342)	(652)	(550)
German affiliates	(300)	(292)	—	—	(300)	(292)
French affiliates	(71)	(60)	—	—	(71)	(60)
Other affiliates	(89)	(108)	—	—	(89)	(108)

Total	(681)	(668)	(431)	(342)	(1,112)	(1,010)

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(c) Fair value of plan assets

	Pension benefits		Medical post-retirement benefits		Total benefits

(€ in millions) Present value of benefit obligation	2005	2004	2005	2004	2005	2004

NAFTA affiliates	116	126	—	—	116	126
German affiliates	—	—	—	—	—	—
French affiliates	—	—	—	—	—	—
Other affiliates	67	53	—	—	67	53

Total	183	179	—	—	183	179

The Group estimates cash outflows related to pension and Medical post-retirement benefits plans amounted to € 35 million in 2006, broken down as follow:
-	€ 27 million for our pension plans in the US
-	€ 8 million for our pension plan in the UK

(d) Summary of unrecognised obligations to be amortized

	Pension benefits		Medical post-retirement benefits		Total benefits

(€ in millions) Unrecognized actuarial prior service (cost) gain	2005	2004	2005	2004	2005	2004

NAFTA affiliates	—	—	(14)	(14)	(14)	(14)
German affiliates	—	—	—	—	—	—
French affiliates	(3)	(5)	—	—	(3)	(5)
Other affiliates	—	—	—	—	—	—

Total unrecognized prior service (cost) gain	(3)	(5)	(14)	(14)	(17)	(19)

26.6	Assumptions used in actuarial calculations

The following table details the assumption used for determining the benefit obligation:

	Pension benefits		Medical post-retirement benefits

	2005	2004	2005	2004

Discount rate	4.44%	5.13%	5.74%	6.00%
Expected return on plan assets	6.38%	6.73%	—	—
Average long term rate of compensation increase	3.11%	3.14%	4.00%	4.00%

The long-term rates of return on plan assets have been determined for each plan in consideration of the investment policies, the expected return for each component of the investment portfolio and other local factors in the country of the plan.

The average assumption rate for the increase of the health care cost pre 65 / post 65 will be  7.50% / 10.5%  in 2006, 6.75% / 9.0% in 2007, 6.0% / 7.5% in 2008, 5.25% / 6.0% in 2009  and 5.0% / 5.0% thereafter.

The effect of a one point increase in the assumed health care cost trend rate would increase the accumulated medical post-retirement benefits as of December 31, 2005 by € 40.5 million at December 31, 2005 closing rate, and the service and financial components of the 2005 post-retirement benefit expenses by € 3 million at December 31, 2005 closing rate.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The effect of a one point decrease in the assumed health care cost trend rate would decrease the accumulated medical post-retirement benefits as of December 31, 2005 by € 34.5 million at December 31, 2005 closing rate, and the service and financial components of the 2005 post-retirement benefit expense by € 2 million at December 31, 2005 closing rate.

27	PROVISIONS FOR OTHER LIABILITIES AND CHARGES

27.1	Restructuring provisions

(€ in millions)	December 31, 2005	December 31, 2004

Provision at the beginning of the year	76	95

Current year expense (1)	130	820
Release of provision (1)	(17)	(19)
Usage during the period	(92)	(195)
Currency translation adjustment	7	(3)
Reclassification to Held for Sale	(34)	—
Other movements (2)	(16)	(622)

Provision at the end of the year	54	76

Of which current	45	76
Of which non-current	9	—

(1)	Restructuring costs, net of release have been posted as follow in the consolidated income statements:

(€ in millions)	Year ended December 31, 2005	Year ended December 31, 2004

Income from Continuing Operations
Sale general and administrative costs and other	(51)	(70)
Income from discontinued operations	(62)	(731)

Total restructuring costs	(113)	(801)

The restructuring expenses, recognized in Income from continuing operations, include for the year ended December 31, 2005 and 2004:

(€ in millions)	Year ended December 31, 2005	Year ended December 31, 2004

Termination costs	(50)	(59)
Write off of assets	(1)	(11)

Total restructuring expenses	(51)	(70)

(2)

As of December 31, 2005 and 2004, this amount includes mainly write-down of assets. All write-downs are reclassified against assets prior to disposals. The impact of this reclassification for years ended December 31, 2005 and 2004 amounts to € -3 million and € -601 million, respectively.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

27.2	Other provisions

(€ in millions)	Warranty	Others (1)	Total (2)

As of January 1, 2004 (*)	79	87	166
Current period additional provision	84	76	160
Release of provision	(3)	(28)	(31)
Usage during the period	(93)	(43)	(136)
Currency translation adjustments and other	(17)	(6)	(23)

As of December 31, 2004	50	86	136

Current period additional provision (*)	64	272	336
Release of provision	(5)	(103)	(108)
Usage during the period	(63)	(25)	(88)
Currency translation adjustments and other	(8)	(6)	(14)

As of December 31, 2005	38	224	262

(*)	Refer to 37.3 (h) §i.

(1)	For the year ended December 31, 2005, other reserves accruals are mainly related to the disposal of the Tubes plants.
(2)	Split of Total provisions between non-current and current:
- as of December 31, 2004, € 55 million classified as non-current and € 81million as current,
- as of December 31, 2005, € 185 million classified as non-current and € 77 million as current.

28	SHARE BASED PAYMENTS

Stock option plans and dilutive potential ordinary shares

In accordance with the transition provisions of IFRS 2 “Share Based Payments”, IFRS 2 has been applied to all grants made after November 7, 2002 that were unvested as of January 1, 2005. As a result, only the following stock option plans are accounted for under IFRS 2:

-

On September 22, 2004, the board of Directors approved on a stock option plan for 574 beneficiaries. 3,599,900 options have been granted to employees and directors. Half of these options will vest on September 22, 2007 and the remaining 50% will vest on September 22, 2008. They may be exercised up to 10 years from the date of grant.

-

On April 19, 2005, the board of Directors approved on a new stock option plan for 93 beneficiaries from which 719 400 options have been granted to employees and directors. Half of these options will vest on April 19, 2008 and the remaining 50% will vest on April 19, 2009. They may be exercised up to 10 years from the date of grant.

-

On December 8, 2005, the board of Directors approved on a new stock option plan for 390 beneficiaries from which 1 993 175 options have been granted to employees and directors. Half of these options will vest on December 8, 2008 and the remaining 50% will vest on December 8, 2009. They may be exercised up to 10 years from the date of grant.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

At December 31, 2005, the main characteristics of the stock option plans covered by IFRS 2 were as follows:

	Plan September 22, 2004	Plan April 19, 2005	Plan December 8, 2005

Number of options granted	3,599,900	719,400	1,993,175
Vesting date	50% as of September 2007 50% as of September 2008	50% as of April 2008 50% as of April 2009	50% as of December 2008 50% as of December 2009
Option life	10 years	10 years	10 years
Exercise price	16.00 Euros	20.82 Euros	17.73 Euros
Estimated fair values of the options granted	6.53 Euros	7.32 Euros	6.88 Euros
Number of options cancelled since the beginning of the plan	193,110	22,400	—
Number of options outstanding	3,406,790	697,000	1,993,175

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Number of share options	Weighted Average Exercise Price (In €)

Outstanding as of January 01, 2004	—	—

Granted	3,599,900	16.0
Exercised	—	—
Forfeited	(10,590)	16.0
Expired	—	—

Outstanding as of December 31, 2004	3,589,310	16.0 (with an average remaining contractual life of 9.8 years)

Out of which exercisable	—	—
Granted	2,712,575	18.6
Exercised	—	—
Forfeited	(204,920)	16.5
Expired	—	—

Outstanding as of December 31, 2005	6,096,965	17.1 (ranging from 16 € to 20.82 €, with an average remaining contractual life of 9.2 years)

Out of which exercisable	—	—

Common stock call option agreement in connection with the formation of “TCL-Thomson Electronics” (TTE)

In connection with the Combination Agreement with TCL Corporation (“TCL Corp”) to form “TCL-Thomson Electronics” (TTE), Thomson may provide employee bonuses in the form of shares of Thomson’s stock to certain former employees of Thomson now employed by TTE.

At grant date, the maximum amount of options to be provided by Thomson was 545,279 and the estimated fair value of the option granted to TTE employees amounts to 15.1€.
The options are vested progressively from August 2004 to August 2007 depending unpon certain conditions.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Stock option retention agreement in connection with acquisitions

Inventel: On March 29, 2005, Thomson acquired 100% of Inventel.

In addition to the total consideration paid for the acquisition, a maximum number of 1,760,000 shares are granted at a cost of € 20.72 per share depending on retention conditions and vest 50% on July 1, 2006 (exercisable until September 30, 2007) and 50% on July 1, 2007 (exercisable until February 29, 2008). Such number of shares may decrease to cap to € 8.8 million the total possible gain for the stock holder for each of the two vesting dates.

At grant date, the weighted estimated fair value of the option granted to Inventel employees amounts to 3.2€ per option.

Cirpack: On April 20, 2005, Thomson acquired 100% of Cirpack.

In addition to the total consideration paid for the acquisition, a maximum number of 2,024,674 shares are granted at a cost of € 20.23 per share depending on retention conditions and vest 50% in April 20, 2006 and 50% in April 20, 2007. Such number of shares may decrease to cap to €14 million the total possible gain for the stock holder. At the participant's option, this plan can be settled in cash.

At grant date, the weighted estimated fair value of the option granted to Cirpack employees amounts to 1.8 €.

Summary for the movement of stock options in connection with TTE, Cirpack and Inventel:

	Number of share options for retention plans	Weighted Average Exercise Price (In €)

Outstanding as of January 01, 2004	—	—

Granted	403,441	0.0
Exercised	—	—
Forfeited	—	—
Expired	—	—

Outstanding as of December 31, 2004	403,441	0.0 (with an average remaining contractual life of 1.5 years)

Out of which exercisable	—	—
Granted	3,784,674	20.5
Exercised	—	—
Forfeited	(70,110)	0.0
Expired	—	—

Outstanding as of December 31, 2005	4,118,005	18.8 (ranging from 0 € to 20.7 €, with an average remaining contractual life of 1.4 years)

Out of which exercisable	117,355	0.0

Significant assumptions used

The estimated fair values of the options granted were calculated using the Black-Scholes option pricing model.

For Inventel and Cirpack retention plans, the number of options depends on future market conditions (gain caped to a global gain ceiling). For these plans, the fair value of options was determined using the Black and Scholes formula modified to take into account the gain ceiling.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The inputs into the model were as follows:

	For stock options plans granted in 2005	For stock options plans granted in 2004	For TTE option plan granted in 2004	For Cirpack option plan granted (*)	For Inventel option plan granted in 2004

Weighted average share price at measurement date	18.4	€16.5	€15.5	€17.8	€21.3	€
Weighted average exercise price	18.6	€16	€0	€20.2	€20.7	€
Expected volatility	35%	35%	N/A	24%	21%
Expected life	7 years	9 years	2 years	1 year	3 years
Risk free rate	3.6%	4%	4%	2.7%	2.8%
Expected dividend yield	1.8%	1.8%	1.8%	1.8%	1.8%
Fair value at measurement date	6.5	€6.5	€15.1	€0.7	€3.2	€

(*)

Cirpack’s plan requires remeasurement at each balance sheet date because it can be cash settled. Therefore indicated value for this plan is updated as of December 31, 2005 and the change in fair value (- 1.1€ per option) is recognized as compensation expense with counterpart in liabilities.

For share options plan, Thomson considered an expected turn over of 8% based on historical observation.

Volatility is a measure of the amount by which a price has fluctuated or is expected to fluctuate during a period. The measure of volatility used in option-pricing models is the annualized standard deviation of the continuously compounded rates of return on the stock over a period of time.

Factors that have been considered in estimating expected volatility for long term maturity stock option plan include:
- The historical volatility of Thomson's stock over the longer period available.
- Change of Thomson's business profile.
For shorter maturity options, expected volatility was determined based on implied volatility on Thomson's share observable at grant date.

Compensation expenses charged to income this year

(€ in million)	Year ended December 31, 2005 (*)	Year ended December 31, 2004

Employees subscription options plans	(6)	(2)
Retention Plans (**)	(6)	(1)

TOTAL	(12)	(3)

(*)	The counterpart of this expense has been credited for € 11 million to equity and for € 1 million to liability.
(**)	Out of which € 3 million and € 1 million for the year ended December 31, 2005 and 2004, respectively are related to other than Thomson employees.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Elements concerning the plans to which IFRS 2 has not been applied (granted before 7 November 2002 and/or vested as of January 1, 2005)

The equity instruments not restated under IFRS 2 in accordance with IFRS 1 are as follows:
-	BASAs (“Bons d’Achat et de Souscription d’Actions”) for the Group’s employees that were entirely vested prior to December 31, 2004,
-	Thomson common shares attributed to TTE employees prior to December 31, 2004, for the part vested prior to December 31, 2004
-	Stock options granted in 2004 as a replacement of stock option rights granted prior to November 7, 2002
-	Stock options plans granted prior to November 7, 2002

	Plan 1	Plan 2	TTE Options	“BASA” Bons d’Acquisition ou de Souscription d’Actions

Day of Grant	December 18, 2000 March 16, 2001 July 23, 2001	October 12, 2001	July 31, 2004	September 15, 2004
Number of options granted	4,018,500	3,540,300	141,838	3,100,000 (*)
Vesting date	50% as of December 18, 2003 50% as of December 18, 2004	50% as of October 12, 2004 50% as of October 12, 2005	August 31, 2004	On the day of grant (September 15, 2004)
Option life	10 years	10 years	August 31, 2004	Till June 30, 2006
Exercise price	55.90 Euros	31.50 Euros	0 Euros	16 Euros

(*)	This number corresponds only to the BASA attributed to Thomson employees in the total 12,471,368 BASA given to shareholders.

The detail of stock options not accounted for under IFRS 2 because of IFRS 1 exceptions is as follow:

	Number of options	Weighted Average Exercise Price (In €)

Outstanding as of January 01, 2004	5,983,400	43.9
Granted	7,008,528	15.7
Exercised	(141,838)	0.0
Cancelled (exchanged)	(3,972,000)	42.3
Forfeited	(394,010)	51.0
Expired	—	—

Outstanding as of December 31, 2004	8,484.080	21.8 (with an average remaining contractual life of 6.3 years)

Out of which exercisable	1,299,000	49.8
Granted	—	—
Exercised	—	—
Forfeited	(963,130)	39.4
Expired	—	—

Outstanding as of December 31, 2005	7,520,950	19.5 (with an average remaining contractual life of 5.4 years)

Out of which exercisable	905,200	45.1

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

29	OTHER CURRENT AND NON-CURRENT LIABILITIES

(€ in millions)	2005	2004

Non-current royalties	103	129

Total other non-current liabilities	103	129

Taxes payable	116	93
Current royalties	176	257
Long lived assets acquisition balance	14	64
Other	444	386

Total current liabilities	750	800

30	PAYABLES ON ACQUISITION OF COMPANIES

As of December 31, 2004, the amount of promissory notes outstanding was € 84 million (USD 115 million) of which € 9 million was for accrued interest, related to the acquisition of Technicolor.
On March 16, 2005, Thomson repaid the last promissory notes for a total amount of € 86.3 million (USD 115 million) of which € 9.5 million (USD 13 million) was for accrued interest.

As of December 31, 2005, Thomson has a debt toward Thales regarding the acquisition of Thales Broadcast & Multimedia (TBM) on December 2005 for a gross amount of € 138 million.

31	EARNINGS PER SHARE

The calculation of the diluted earnings per share attributable to the ordinary equity holders of the parent presented is as follows:

	2005	2004

Numerator:
Earnings from continuing operations available to common shareholders (€ in millions)	98,013	332,018
Denominator (weighted shares in thousands)	293,796	298,762
Of which
BASA’s	1,964	299
Silverlake convertible (September 2004)	23,417	6,704
Cirpack and Inventel options (weighted)	924	—
Other stock options	830	139
Other convertible	—	17,973

The following reflects the income data used in the diluted earnings per share computations:

(€ in millions)	2005	2004

Profit from continuing activities attributable to ordinary shareholders	175	324
Potential interest on subordinated note	(5)	—

Profit from continuing activities attributable to ordinary shareholders for basic earnings per share	170	324

Fair value impact of derivative on convertible bond in foreign currency	(69)	—
Interest on convertible bonds for those which are dilutive	(3)	8

Profit from continuing activities attributable to ordinary shareholders for diluted earnings per share	98	332

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

32	Information on employees

The geographical breakdown of the number of employees of the Group is as follows:

	Year ended December 31, 2005	Year ended December 31, 2004

Europe (1)	9,435	16,609
North America	12,334	12,992
Asia (2)	7,441	12,842
Other countries (3)	3,265	6,636

Number of employees in subsidiaries	32,475	49,079
Number of employees in entities consolidated under the equity method	34,201	32,354

Total employees	66,676	81,433

(1) Of which Poland	970	5,416
(2) Of which People’s Republic of China including Hong Kong	6,034	11,030
(3) Of which Mexico	2,204	5,647

The total “Employee benefits expenses” is detailed as follows:

(€ in millions)	Year ended December 31, 2005	Year ended December 31, 2004

Wages and salaries	1,044	1,275
Social security costs (a)	202	299
Compensation expenses linked to share options granted to directors and employees (b)	9	2
Pension costs - defined benefit plans	52	81
Termination benefits and other long-term benefits(c)	54	61

Total Employee benefits expenses (excluding defined contribution plans)	1,361	1,718

Pension costs - defined contribution plans	44	N/A

(a)	Includes the defined contribution expenses paid within a legal and mandatory social regime.
(b)	For details refer to Note 28 on “Share based payments”.
(c)	Include termination costs of € 50 million and € 59 million in 2005 and 2004 respectively. These costs were posted in restructuring expenses in the income statement (see Note 27).

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

33	Acquisition of subsidiaries, associates and investments

(€ in millions)	Year ended December 31, 2005	Year ended December 31, 2004

Inventel	(82)	—
Cirpack	(40)	—
ContentGuard	(20)	—
PRN	(248)	—
Command Post	—	(11)
Hughes Network Systems	—	(204)
The Moving Picture Company	(11)	(78)
Nextamp	(7)	—
VCF Thématiques	(11)	—
TTE (1)	—	(115)
Other	(35)	(108)
Videocon industries	(240)	—
Technicolor	(77)	(83)

Acquisition of investments	(771)	(599)

Less cash position of companies acquired	61	13

Acquisition of investments, net	(710)	(586)

(1)	The 2004 negative cash flow effect on TTE is linked to the disposal of Thomson television business and the creation of TTE.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

34	CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The two tables presented below provide information regarding contractual obligations and commercial commitments for the year ended December 31, 2005 for which the company is obliged to make future cash payments. These tables include firm commitments that would result in unconditional or contingent future payments, but exclude all options since the latter are not considered as firm commitments or obligations. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives. No material commitment is omitted in this Note, in accordance with IFRS.

Guarantees given by entities of the Group securing debt, capital leases, operating leases or any other obligations or commitments of other entities of the Group are not disclosed as the related obligations are already included in the two tables below.

	December 31, 2004 Total	December 31, 2005 Total	Amount of commitments expiring per period

Contractual obligations (€ in millions)			Less than 1 year	> 1 and =< 3 years	> 3 and =< 5 years	After 5 years

Financial debt (1)	2,501	2,322	1,464	21	515	322
Of which capital lease liability (2)	51	83	12	22	22	27
Payables on acquisition and disposal of companies (1)	84	310	310	—	—	—
Unconditional future payments
Operating leases (2)	425	383	85	132	80	86
Other (3)	68	119	80	18	19	2
Unconditional purchase obligations
Financial investments (4)	16	32	31	1	—	—
Property, plant and equipment	9	1	1	—	—	—
Contingent future payments
Guarantees given (5)	181	167	2	50	26	89
Other conditional obligations (6)	71	200	103	63	15	19

(1)

Financial debt and payables on acquisition and disposal of companies are reported for their principal amounts and accrued interest. Future interest expense and the impact of interest rate swaps are not reported in this table. Currency swaps, hedging operations and foreign exchange options are described below in a separate table.

(2)	Operating and finance leases are described below in this Note.
(3)

Other unconditional future payments relate to information technology service agreements, general sponsoring agreements entered into in the US., guarantees given for assets disposal, and other contractual advances.

(4)

In December 2005, Thomson announced the acquisition of at least 33.3% of the issued and outstanding shares of Canopus Co. Ltd, a Japan-based leader in high-definintion desktop video editing software, and launched a public tender offer for the remaining Canopus shares. The total value of the private transaction combined with the pending tender offer would represent approximately € 91 million for 100% shares. Therefore, as of December 31, 2005 a commitment of € 30 million is reported.

(5)	Guarantees given for disposal of assets.
(6)

Conditional obligations include contingent earn out payments related to the purchase of 20% of Technicolor Digital Cinema L.L.C. and other obligations. In 2005, Thomson granted to banks of Videocon a guarantee for an amount of € 59 million, and reciprocally the Group received from Videocon a guarantee for the same amount (€ 59 million).

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	December 31, 2004 Total	December 31, 2005 Total	Amount of commitments expiring per period

Commercial commitments (€ in millions)			Less than 1 year	> 1 and =< 3 years	> 3 and =< 5 years	After 5 years

Unconditional future payments
Royalties (1)	1	1	1	—	—	—
Commercial purchase obligations (2)	165	109	65	37	7	—
Contingent future payments
Guarantees given:
- to suppliers	25	24	15	8	—	1
- for legal court proceedings and custom duties (3)	65	62	24	8	1	29
- other (4)	19	39	34	2	2	1

Total	109	125	73	18	3	31

Standby letters of credit (5)	68	79	79	—	—	—
Other commercial commitments	10	8	2	6	—	—

(1)

Royalties to be paid for which future amounts are fixed. Royalties to be paid for which the amount is based on a per unit basis are not included, except if a fixed minimum amount will be charged. These are mainly related to licensing fee agreements.

(2)	Include commitments to buy advertising space for € 56 million in its Screenvision activity.

(3)	These guarantees comprise:

-

Guarantees for customs duties amount to € 43 million and comprise mainly duty deferment guarantees, required by the customs administration to benefit from a derogatory customs regime. Imported goods are normally taxed when they enter the territory. In the case of regular import flows, customs may grant a derogatory regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is to cover the duties to be paid during the credit period.

-

The Group also grants to customs administrations various operation guarantees to exempt from duties goods transiting through custom warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees match the one-month renewable term of the agreements.

-

Guarantees given for legal court proceedings amount to € 19 million, including a € 12 million bank guarantee that Thomson gave to the Italian direct tax office in order to be allowed to pay by instalment its tax debt resulting from the reassessment of its taxable income from 1993 to 1998.

(4)

Under the terms of many of its long-term contracts, the Group must provide to its clients performance guarantees issued by banks. For the twelve months period ended December 31, 2005 and as of December 31, 2004 these guarantees amount to € 34 million, and € 9 million respectively, mainly related to its broadcast activities.

(5)	Standby letters of credit relate mainly to guarantees in favor of suppliers.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Commitments related to financial instruments held by the Group generate both future cash payments and receipts. Therefore they have not been disclosed in the two tables above. These commitments are disclosed in the following table as follows:

-	Forward exchange contracts, swaps and options and metal hedging contracts: for their related cash inflow and outflow amounts.
-	Interest rate swaps: for the underlying nominal debt amounts.

(€ in millions)	December 31, 2005	December 31, 2004

Currency swaps	1,544	1,581
Forward exchange contracts	665	1,157
Interest rate swaps	1,257	195
Metals hedging contracts	—	8
Foreign exchange options	74	—

Total commitments given	3,540	2,941

Currency swaps	1,536	1,680
Forward exchange contracts	667	1,157
Interest rate swaps	1,257	195
Metals hedging contracts	—	8
Foreign exchange options	75	—

Total commitments received	3,535	3,040

Guarantees and commitments received amount to € 61 million and € 2 million as of December 31, 2005 and as of December 31, 2004, respectively.

Operating and finance leases

Commitments related to future minimum and non-cancelable lease payments are detailed below:

	At December 31, 2005		At December 31, 2004

(€ in millions)	Finance leases (1)	Operating leases	Finance leases (1)	Operating leases

2005	—	—	13	83
2006	12	85	12	65
2007	11	73	11	53
2008	11	59	10	42
2009	11	43	5	37
2010	11	37	—	—
After 5 years	27	86	—	145

Total minimum future lease payments	83	383	51	425

Less interest payments	(13)	—	—	—

Net present value of minimum commitments	70	383	51	425

(1)	Included in borrowings

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Significant finance leases

The two main finance leases relates to the Services Division (€ 46 million in Mexico and € 18 million in the UK).

Significant operating leases

In 2000, two leases were contracted related to the sales of office buildings in Boulogne and Indianapolis and are accounted for as operating leases:

-

Thomson S.A. sold an office building located in Boulogne-Billancourt, France for € 91 million (€ 89 million net of costs) on February 29, 2000. The building was leased back from the purchaser for a six-year period. The lease requires Thomson S.A. to pay customary operating and repair expenses and to observe certain operating restrictions and covenants. In 2005 the lease has been extended for a three-year period additional to the initial lease term.

-

Thomson, Inc. sold a US. office building (administration and technical services buildings) in March 2000 for € 57 million net of costs. The buildings were leased back from the purchaser for a twelve-year period. The lease requires Thomson, Inc. to pay customary operating and repair expenses and to observe certain operating restrictions and covenants. The lease contains renewal options at the end of the initial lease period.

35	Contingencies

Legal Proceedings

          In the normal course of the business, the Group is involved in legal proceedings and is subject to tax, customs and administrative regulation. The Group’s general policy is to accrue a reserve when a risk of an obligation to a third-party is identified, the outcome of which may result in a potential liability that can be reasonably estimated.

US Customs Service Investigation

          In January 1998, a grand jury investigation was initiated by the US Attorney’s Office in Baltimore, Maryland. This investigation was conducted by the US Department of Justice relating to the transfer pricing used in the importation of picture tubes by Thomson, Inc. from an Italian subsidiary of the Group between 1993 and June 1998. In October 2002, the US government informed the Company that it has declined to prosecute the grand jury case.

          A civil investigation was also initiated by the US Customs Service (“US Customs”), which first issued pre-penalty notices on December 21, 1998 alleging that certain subsidiaries of the Group and five of its employees intentionally undervalued television tubes imported by the Group from the Italian affiliate. In January 1999, all actions with respect to the pre-penalty notices were suspended in exchange for a series of waivers of the statute of limitations extending through September 2005.

          On December 21, 2004, a penalty notice was issued by the US Customs that withdrew allegations of fraud and any action on years 1997 and 1998, also indicating that no penalty should be issued against individual officers and employees of Thomson. In settlement discussions subsequent to the issuance of the penalty notice, Thomson made an offer of compromise (without admitting or denying liability) representing payment of duties in the amount of USD 5.6 million. US Customs accepted the offer on June 23, 2005, and the case is now closed.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Italian tax litigation

          The Italian “Guardia di Finanza” tax police conducted a tax verification of the Italian subsidiary of the Group, Videocolor S.p.A, which had exported picture tubes to Thomson, Inc. during the years 1993 through 1998. In its report transmitted to the Italian Direct Taxes Local Office in December 1999, the Guardia di Finanza recommended increasing the prices of the tubes exported to Thomson, Inc., and, as a consequence, increasing the taxable income of Videocolor S.p.A. The taxable income increase, as proposed for the years 1993 through 1998, with regard to picture tube prices, amounts to € 31 million.  With regard to the years 1993 and 1994, Videocolor S.p.A. elected in May 2003 after having received partially favorable decisions from the Courts, to apply for the new tax amnesty, enacted y the Italian Parliament in 2003 and paid a total amount of € 1.35 million following this amnesty application.  Videocolor is able to use all the tax losses originating from 1993 and the previous years.

          With regard to the year 1995, the Direct Taxes Local Office gave notice in 2001 of an assessment resulting in (i) additional taxes amounting to € 4.2 million and (ii) tax penalties amounting to € 4.2 million (before interest). The taxable income increase, as proposed for 1995, also mainly relates to picture tube prices. Videocolor S.p.A. appealed this assessment on October 25, 2001, before the competent tax jurisdiction of Frosinone in Italy, which made a decision on March 17, 2003 to reject almost all of the assessment of the Italian Tax authorities. Tax office appealed, on October 30, 2003 and before the court of Latina, this decision and Videocolor S.p.A. challenged this appeal.

          On September 2002, the Direct Taxes Local Office gave notices of two assessments with regard to 1996 and 1997 fiscal years resulting in (i) additional taxes amounting to € 3.5 million and € 1.8 million, respectively and (ii) tax penalties amounting to € 3.5 million and € 1.8 million, respectively. Videocolor S.p.A. challenged the assessments before the competent tax jurisdiction of Frosinone on December 9, 2002, which decided, on November 15, 2004, to reject almost all of the assessments of the Italian Tax authorities.

          On December 17, 2003, the Direct Taxes Local Office gave notice of an assessment with regard to 1998 fiscal year resulting in (i) additional taxes amounting to € 127,000 and (ii) penalties amounting to € 127,000. Videocolor S.p.A. appealed this assessment on March 2, 2004 before the competent tax jurisdiction of Frosinone in Italy, which decided, on December 9, 2005, to reject almost all of the assessments of the Italian Tax authorities.

Thomson sold Videocolor in February 2005, but remains responsible for this case because of the guarantees given to the buyer of Videocolor.

Brazilian tax litigation

          Brazilian Tax Authorities have assessed Thomson Tubes Components (Belo Horizonte) LTDA for the non payment of the Social Contribution on Profit (“CSSL’) for a total amount of 29.3 M Reais (around € 10 million) from 1994 to 2003, despite the fact that, in 1991 and 1997, a Court gave the right to Thomson not to pay CSSL as the CSSL violated the Federal Constitution.Thomson believes it has correctly applied the Brazilian tax law and strongly disputes the grounds of this assessment.

Taoyuan County Former RCA Employees' Solicitude Association (the "Association")

          In April 2004, the Association filed a purported class action under Article 41 of the Taiwan Code of Civil Procedure in the Taipei District Court, Taiwan, Republic of China against TCE Television Taiwan Ltd. and General Electric International, Inc. The complain alleges that the defendants failed to provide employees with necessary instruction on how to protect themselves and failed to take measures to store or dispose of chemicals used in the operation of the Taoyuan electronics plant. The Association claims damages in the amount of TWD 2.4 billion (€ 61.6 million at December 31, 2005 buying rate) to compensate the members of the Association for the alleged higher-than-normal incidents of cancer and disease suffered by the former plant employees who worked at the facility during the period 1970-1992. On March 18, 2005, the Association’s complaint was dismissed by the Taipei District Court based on the Association’s failure to comply with certain procedural aspects of Taiwan’s class action statutes. In October, 2005, the Association appealed the dismissal, which was upheld by the Taiwan Supreme Court in December 2005.  The case has been remanded to the Taipei District Court for further proceedings as to procedural compliance by the Association.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Superguide Corporation

          In June 2000, Superguide Corporation filed suit in the US District Court for the Western District of North Carolina against DIRECTV Enterprises, Inc. et al., Thomson, Inc. and Echostar Communications Corporation et al. alleging infringement with respect to three patents relating to program guide data retrieval, display, and program recordation. Gemstar Development Corporation was added as a defendant in March 2001. In July 2002, the US District Court for the Western District of North Carolina granted summary judgment in favor of Thomson, DIRECTV and Echostar, finding that none of the three patents owned by Superguide Corporation were infringed. Superguide Corporation and its licensee, Gemstar Development Corporation, appealed the District Court’s decision with the US Federal Circuit Court of Appeals.  On February 12, 2004 the Court of Appeals issued a decision affirming in part and reversing in part the District Court’s claim construction of the patents in issue.  As a result, the Court of Appeals vacated the summary judgment ruling of the District Court and remanded the case to the District Court for further proceedings.  Subsequently, in August 2005 the District Court again entered judgment in favor of Thomson on two of the three patents in suit.  Thomson has also filed a summary judgment motion asserting that the existence of a sublicense between Thomson and Gemstar provides Thomson the applicable rights to the remaining asserted Superguide patent. Gemstar joined Thomson in this filing.  The parties await the District Court’s summary judgment ruling.

Pegasus Development Corporation and Personalized Media Communications, L.L.C.

          In December 2000, Pegasus Development Corporation and Personalized Media Communications, L.L.C. filed suit in the US District Court for the District of Delaware against Thomson, Inc., DIRECTV, Inc., Hughes Electronics Corporation, and Philips Electronics North America Corporation alleging infringement with respect to seven patents relating to digital satellite signal processing. In November 2001, StarSight Telecast, Inc., TVG-PMC, Inc., and Gemstar-TV Guide International, Inc. (“Gemstar”) were added as third-party defendants and filed a counterclaim.

          Subsequently, Thomson, Inc. filed a Revised Second Amended Counterclaim and Amended Third-Party Complaint claiming violation of antitrust laws and unfair competition. Upon Thomson, Inc.’s motion, the antitrust and unfair competition claims were transferred to the US District Court for the Northern District of Georgia by the Judicial Panel on Multi-District Litigation for inclusion in the coordinated or consolidated MDL-1274 pretrial proceedings occurring there involving Gemstar, Scientific Atlanta Inc. Pioneer Corp., EchoStar Communications Corp., and other parties.  In June 2003, as part of a new commercial arrangement with Gemstar, the Company dismissed with prejudice its antitrust and unfair competition claims against Gemstar and Gemstar agreed to provide the Company with a limited indemnity with respect to the PMC patent litigation. In March 2004, the US District Court for the Northern District of Georgia remanded the antitrust and unfair competition claims back to the US District Court for the District of Delaware, where pursuant to an order of the US District Court for the District of Delaware in May 2003, the case is subject to an indefinite stay pending the re-examination of the patents at issue by the US Patent and Trademark Office.  (“USPTO”).

          The USPTO has now issued initial office actions on all seven patents rejecting all claims asserted in the litigation as unpatentable.  Pegasus/PMC has initiated appeals on two of the office actions with the Board of Patent Appeals and Interferences (“BPAI”), and is expected to appeal similarly the remaining rulings.  If the BPAI rejects the appeals, Pegasus/PMC has the right to appeal to the US Federal Circuit Court of Appeals.

Parental Guide of Texas

          In December 2000, Parental Guide of Texas, Inc. filed suit against Thomson Inc. and numerous other consumer electronics manufacturers in the US District Court for the Eastern District of Texas, Marshall Division, alleging infringement of a patent which relates to inhibiting the intelligible output of possibly undesirable sound and visual events of a television program.  In October 2002, Thomson Inc. entered into a Release and License Agreement with Parental Guide of Texas Inc. whereby the Company agreed to license Parental Guide’s V-Chip patents. The amount to be paid by Thomson was contingent upon the amount, if any, of the litigation royalty established by Parental Guide in the lawsuit.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Thomson Inc. contended that all of the other defendants settled prior to trial and that it did not owe Parental Guide any further license payments.  On February 7, 2003, Parental Guide filed suit in the US District Court for the Eastern District of Texas alleging that Thomson Inc. was in breach of the Release and License Agreement. In March 2004, Parental Guide and Thomson Inc. each filed summary judgment motions contending respectively that as a matter of law it should prevail in the lawsuit.  On January 20, 2005, the Court issued an Order and Final Judgment in favor of Thomson Inc. Parental Guide appealed the District Court’s decision to the US Federal Circuit Court of Appeals.

IP Innovation and Technology Licensing Corp.

          On June 20, 2003, Technology Licensing Corp.  (“TLC”) filed a lawsuit in the US District Court for the Eastern District of California alleging that certain Grass Valley Group products infringe four of TLC’s US patents. Thereafter, TLC placed two of the patents into re-examination before the United States Patent and Trademark Office.  As a result, this lawsuit has been stayed as to those patents pending a ruling on re-exam.  In June and July of 2005, the District Court granted summary judgment in favor of Thomson on the remaining two patents. TLC has appealed that ruling with the US Federal Circuit Court of Appeals.

UGC Arbitration

          Screenvision Holdings (Europe) Limited (“Screenvision”), a joint venture between Thomson and Carlton Communications Ltd, in which the Thomson group holds 50%, has filed an arbitration claim at the ICC Court in May 2003 against UGC S.A., RMB International S.A. (“RMB”) and Regie Media Belge S.A. The claim was filed on the basis that UGC and RMB failed to comply with certain obligations under the agreement for the sale of a 51% stake in an Italian cinema advertising business to Screenvision. The claim amounts to € 25 million. The ICC Court’s award was delivered on August 19, 2005. The Court acknowledges that UGC and RMB failed to manage properly their Italian subsidiary (RMB Italia SpA) and failed to cause RMB Italia SpA’s management to cooperate with Screenvision. However, the ICC Court judges an absence of causal link between UGC/RMB failures and the losses incurred by Screenvision. Screenvision has lost on most of its principal claims and did not obtain any damages. Screenvision decided not to appeal.

Anti-dumping on televisions manufactured by Thomson's Thailand unit

          Customs authorities in eight European countries are assessing imports into the European Union by Thomson subsidiaries of television manufactured by Thomson in Thailand. These proceedings related to different periods according to the different rules in each country, beginning at the earliest in 1997 and ending at the latest in August 2002. In accordance with the relevant procedures, Thomson received in May 2004, January and February 2005 various re-assessment notices relating to antidumping duties, excluding interest and any penalties applicable, in the United Kingdom, Germany, France, Italy, Spain, Denmark, Greece and Sweden in an aggregate amount of around  16.1 million.  On March 24, 2005, the Provincial Tax Court of Milan (Italy) rendered a decision and maintained the assessment; Thomson will appeal. The French Customs Authority accepted to submit in August 2005 to the European Commission Thomson’s duty refund claim based on Article 239. This claim is not an admission of liability. Thomson believes that it has correctly declared and paid duty on the imported televisions concerned and accordingly strongly disputes the grounds of these re-assessments.

Metabyte, Inc., versus Canal Plus Technologies, S.A.

In 2001, Metabyte, Inc. and Vivek Mehta (the “plaintiffs”) and Canal Plus Technologies, S.A. entered into several agreements which ultimately gave Canal Plus Technologies control over Metabyte Networks, Inc. (“MNI”), a company owned by plaintiffs. One of the agreements was a Put Option Agreement (POA) whereby the common shareholders of MNI could require Canal Plus Technologies to purchase their shares in three Tranches. The POA specifically provided that it would only be exercisable in the event that MNI first met certain technical and financial milestones which were to be set by MNI’s board and Canal Plus Technologies. No milestones were ever set. In 2002, Canal Plus Technologies rejected plaintiffs’ attempt to exercise the put option. Plaintiffs filed suit against Canal Plus Technologies in October 2002 in US

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

District Court for the Northern District of California alleging breach of contract and breach of the covenant of good faith and fair dealing. At the beginning of 2003, Thomson acquired Canal Plus Technologies from Canal Plus with some guarantees related to this case. The matter proceeded to trial in June 2005, resulting in a verdict in favor of Canal Plus Technologies. Plaintiffs have initiated an appeal of the unfavorable jury verdict with the Ninth Circuit Court of Appeals.

Thomson Inc. v. Praxair

          After closure of the Circleville, Ohio glass manufacturing facility in March 2004, Thomson Inc. received a letter, dated March 25, 2004, from Praxair, Inc., owner and operator of an onsite oxygen manufacturing plant constructed on the Circleville facility property in 1996, demanding assurances that Thomson’s performance would be maintained for the remaining seven (7) years of the contract.  Although the Circleville facility no longer uses oxygen, Praxair argues that the contract provides for the continuance of certain minimum payments and services, which over the remaining life of the contract could exceed $14,000,000 (the net present value is estimated at $9,850,000). On July 30, 2004, Thomson filed suit against Praxair in Cleveland, Ohio seeking a declaration from the Court that its remaining obligations under the contract, if any, are terminated. Thomson has also sued Praxair and its alliance partner, Corning, Inc., to recover certain damages Thomson contends it sustained as a result of certain misrepresentations which were made by Praxair/Corning concerning the operating efficiencies, benefits, and reduced costs involved in shifting production to an oxy-fueled system. Praxair has responded by filing a Counterclaim seeking a declaration that the contract continues to be valid and enforceable and seeking an award of damages to be proven at trial.  In May 2005, the venue of the case was transferred to Circleville, Ohio on motion of Praxair. Trial is scheduled to commence in March, 2006.

Compression Labs, Inc. v. Adobe Systems, et al.

          In April 2004, Compression Labs (“CLI”) filed suit against Thomson, Inc. and 27 other companies in the US District Court for the Eastern District of Texas, Marshall Division, alleging infringement of US patent 4,698,672 which relates to a method and apparatus for processing signals used in video compression systems including the JPEG standard. Compression systems are typically utilized in products such as digital cameras, cellular phones, printers and scanners. The Federal Trade Commission (“FTC”) has undertaken a non-public antitrust investigation of CLI and its parent, Forgent Corporation, to determine whether CLI violated the FTC Act by reason of CLI’s involvement in the jPEG standard-setting process.  Thomson is defending itself alone and in conjunction within a joint defense group of other defendants.  In February 2005, the suit was transferred to a multidistrict proceeding in the US District Court for the Northern District of California.

Environmental matters

          A certain number of Thomson’s current and previously-owned manufacturing sites have an extended history of industrial use. Soil and groundwater contamination, which occurred at some sites, may occur or be discovered at other sites in the future. Industrial emissions at sites that Thomson has built or acquired expose the Group to remediation costs. The Group has identified certain sites at which chemical contamination has required or will require remedial  measures.

          Soil and groundwater contamination was detected near a former production facility in Taoyuan, Taiwan acquired from General Electric and owned by Thomson from 1987 to 1992. Production activities at this site ceased after being sold by the Group. Thomson is currently working with the local Taoyuan Environmental Protection Agency to undertake a potential remediation of groundwater contamination. In accordance with an agreement for the acquisition of General Electric Company’s consumer electronics business in 1987, General Electric Company has assumed or indemnified Thomson with respect to certain liabilities resulting from this issue, and should assume or indemnify the Group with respect to certain liabilities that could arise from the period prior to Thomson’s acquisition of the property.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

          The Group believes that the amounts reserved and the contractual guaranties provided by its contracts for the acquisition of certain production assets will enable it to reasonably cover its safety, health and environmental obligations. Potential problems cannot be predicted with certainty, however, and it cannot be assumed that these reserve amounts will be precisely adequate. In addition, future developments such as changes in governments or in safety and health laws or the discovery of new risks could result in increased costs and liabilities that could have a material effect on the Group’s financial condition or results of operations. Based on current information and the provisions established for the uncertainties described above, the Group does not believe it is not exposed to any material adverse effects on its business, financial condition or result of operations arising from its environmental, health and safety obligations and related risks.

36	SUBSEQUENT EVENTS

On December 5, 2005 Thomson signed an agreement to acquire one third of the issued and outstanding shares of Canopus Co., ltd, a Japan based leader in high definition desktop video editing software. The transaction was subject to Governmental Authorities authorization and successful due diligence. The purchase price (¥ 3,8 billion equivalent to € 27.5 million) was paid on January 26, 2006 partially in cash and by a delivery of  821,917 Thomson treasury shares.

In parallel Thomson launched a public tender offer for the remaining Canopus shares.

The final closing took place on January 26, 2006, thus allowing the company to take control of 94.31% of Canopus share capital for a total consideration of ¥ 8,3 billion (equivalent to € 60 million using the December 31 closing exchange rate) and will consolidate this activity from this closing date.

On January 13, 2006, Thomson acquired the network services business assets and liabilities of EDS. These assets provide broadcast-quality, networked digital video services for business television, distance learning, and networked digital signage. The installed base is approximately 70 networks with 35,000 sites and 400,000 viewing locations. The purchase price was approximately USD 37 million (equivalent to € 31 million using the December 31, 2005 exchange rate), subject to an increase by up to USD 7 million dependent upon the performance of the acquired company in 2006 and 2007. Thomson will consolidate this activity from this date.

Given the short time-lapse between these subsequent events and the date of issuance of the Group’s consolidated financial statements, the amounts that will be recognised in the Group 2006 financial statements are not yet available.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

37	RECONCILIATIONS BETWEEN IFRS AND FRENCH GAAP

For the 2004 financial information, the Group applied all IFRS standards and interpretations, which are expected to be mandatory as of December 31, 2005 except for the following standards, which the Group did not elect for an earlier application:

	-	IAS 32 – “Financial instruments: disclosure and presentation”. The Group applies this standard starting from January 1, 2005,
	-	IAS 39 – “Financial Instruments: recognition and measurement”. The Group applies this standard starting from January 1, 2005,
	-	IFRS 5 – “Non current assets held for sale and discontinued operations”. The Group applies this standard starting from January 1, 2005.

The 2004 IFRS financial information was prepared in compliance with IFRS 1 “First Time Adoption of the International Financial Reporting Standards”. The general principle is the retrospective application of all standards except for the above-mentioned standards and the exemptions elected by the Group. The relating IFRS adjustments were accounted for in the opening shareholders’ equity. In accordance with IFRS 1, the Group elected to apply the following exemptions related to the full retrospective application:

(a)	Business combinations
The Group elected not to apply IFRS 3 to business combinations that have occurred prior to January 1, 2004. All acquisitions made since January 1, 2004 have been recognized in accordance with IFRS 3.

(b)	Translation of foreign subsidiaries accounts

In accordance with IFRS 1, the Group elected to recognize cumulative translation differences of the foreign subsidiaries into opening retained earnings as of January 1, 2004, after having accounted for the IFRS adjustments on the opening shareholders’ equity (refer to section 37.2 (g)). All cumulative translation differences for all foreign operations have therefore been deemed to be zero at the IFRS transition date. In case of subsequent disposal of these foreign subsidiaries, the related income will not include the reversal of the cumulative translation differences prior to January 1, 2004.

(c)	Valuation of assets at fair value

Under certain circumstances, the Group elected to apply IFRS 1 option, which enables the Group to measure several tangible assets at their fair value at the IFRS transition date (refer to section 37.2 (a) §ii). This fair value corresponds to the deemed cost under IFRS at the IFRS transition date. This method has been used only to value the TV assets which were transferred to TCL in July 2004.

(d)	Employee benefits

In accordance with the IFRS 1 optional exemption, the Group elected to recognize all cumulative actuarial gains and losses as of January 1, 2004 into opening retained earnings (refer to section 37.2 (i)). The application of this option has no impact on the method elected by the Group for the future accounting of the actuarial gains and losses on employee benefits.

(e)	Share-based payment

According to IFRS 1, the Group elected to apply IFRS 2 to all equity instruments granted after November 7, 2002 and for which the rights have not vested as of December 31, 2004 (refer to section 37.4 (k) §i).

The following reconciliations between French GAAP and IFRS provide a quantification of the effects of the transition to IFRS and the details of the impact of the transition on:
– Shareholders’ equity as of January 1, 2004 and December 31, 2004 (section 37.1)
– Balance sheet as of January 1, 2004 (section 37.2)
– Balance sheet as of December 31, 2004 (section 37.4)
– Net income for the year ended December 31, 2004 (section 37.5)
– Balance sheet as of January 1, 2005 (section 37.5)
– Cash-flow statement as of December 31, 2004 (section 37.6).

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

37.1	Shareholders’ equity as of January 1, 2004 and December 31, 2004

	Year ended December 31, 2004

(€ in millions)	January 1, 2004	Net result for 2004 (1)	Other	CTA	December 31, 2004

Shareholders’ equity under French GAAP	3,583	(636)	(171)	(106)	2, 670

Customer relationships	(58)	(23)	—	6	(75)
Restructuring costs for business combinations	—	(29)	—	2	(27)
Goodwill amortization	—	100	—	(5)	95
Consolidation scope – Special purpose entities	(43)	—	43	—	—
Transaction costs – TTE transaction	(9)	4	—	—	(5)
Fair value of property, plant and equipment	(17)	2	—	—	(15)
Capital gain on transferred assets	—	12	—	(1)	11
Revenue recognition – Licensing and patents activity	(27)	24	—	—	(3)
Rebates received	—	(4)	—	—	(4)
Capitalization of development projects, net of accumulated amortization	16	14	—	—	30
Employee benefits obligation	(152)	(25)	(23)	8	(192)
Share based payment	—	(3)	3	—	—
Other IFRS adjustments	4	(7)	—	(1)	(4)

Total IFRS adjustments before tax	(286)	65	23	9	(189)

Tax effects from IAS 12 except on IFRS adjustments	(3)	—	—	—	(3)
Tax effect on IFRS adjustments	(14)	12	—	(1)	(3)

Total IFRS adjustments	(303)	77	23	8	(195)

Shareholders’ equity under IFRS	3,280	(559)	(148)	(98)	2,475

(1) Bridge between net loss for the year ended December 31, 2004 released in Interim IFRS transition information and one released in present section is disclosed in 37.4 (j).

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

37.2	Balance sheet as of January 1, 2004

(€ in millions)	Note	French GAAP	IFRS transition impact	IFRS

ASSETS
Non-current assets:
Property, plant and equipment	a	1,474	180	1,654
Goodwill		1,100	—	1,100
Intangible assets	b	835	(42)	793
Investments in associates		11	—	11
Investments and financial assets available-for-sale		125	—	125
Contract advances		205	—	205
Deferred tax assets	c	294	23	317
Other non-current assets	i	95	43	138

Total non-current assets		4,139	204	4,343

Current assets:
Inventories	d	744	1	745
Trade accounts and notes receivable		1,315	—	1,315
Current accounts with affiliated companies		79	—	79
Other current assets	e	619	(36)	583
Cash and cash equivalents		2,384	—	2,384

Total current assets		5,141	(35)	5,106

Total assets		9,280	169	9,449

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(€ in millions)	Note	French GAAP	IFRS transition impact	IFRS

LIABILITIES, SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS
Shareholders’ equity:
Common stock		1,052	—	1,052
Treasury shares		(210)	—	(210)
Additional paid in capital		1,938	—	1,938
Other reserves		4	(4)	—
Retained earnings	f	1,411	(911)	500
Cumulative translation adjustments	g	(612)	612	—

Shareholders’ equity		3,583	(303)	3,280

Minority interests		9	—	9

Total equity		3,592	(303)	3,289

Non-current liabilities:
Borrowings	h	1,871	321	2,192
Reserve for post-employment benefits	i,j	653	128	781
Other provisions		32	—	32
Deferred tax liabilities	k	23	40	63
Other non-current liabilities	i	129	13	142
Payables on acquisition of companies		84	—	84

Total non-current liabilities		2,792	502	3,294

Current liabilities:
Borrowings		263	(1)	262
Reserve for post-employment benefits	i	—	73	73
Restructuring provisions	i,j	118	(23)	95
Other provisions		174	—	174
Trade accounts and notes payable	l	1,365	6	1,371
Accrued employee expenses	i	183	—	183
Income tax payable		85	—	85
Other current liabilities	m	614	(85)	529
Payables on acquisition of companies		94	—	94

Total current liabilities		2,896	(30)	2,866

Total liabilities, shareholders’ equity and minority interests		9,280	169	9,449

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The following notes explain the main adjustments to the balance sheet as of January 1, 2004:

(a)	Property, plant and equipment

	(i)	Consolidation of fixed assets related to entities previously not consolidated	193
	(ii)	Fair value adjustment of property, plant and equipment	(17)
	(iii)	Reclassification of spare parts to fixed assets	5
		Other	1

	Total impact – increase in property, plant and equipment		180

(i)

Under IFRS, according to SIC 12 interpretation, Special Purpose Entities (SPEs) that are controlled in substance are consolidated even if the Group has no share in their capital. Under French GAAP, these SPEs were not consolidated as of December 31, 2003 if the Group had no share in their capital.  As of January 1, 2004 the Group had two special purpose entities, whose aim was to implement two synthetic leases for Thomson Display Mexicana S.A. de C.V. and for Thomson Multimedia Polska Sp.zo.o (Poland). Under IFRS, these entities have been consolidated for the first time as of January 1, 2004. The impact of this consolidation generated an adjustment of € 193 million of fixed assets, € 321 million of financial long-term debt and € 85 million of reversal of deferred income. The opening shareholders’ equity has been unfavorably impacted by € 43 million. Under French GAAP these SPEs were consolidated applying the retrospective method for the first time in the 2004 financial statements. As of January 1, 2004, the consolidation of these entities became mandatory under French GAAP in accordance with the CRC 04-03 Regulation subsequent to the issuance of Article 133 on French law on Financial Security issued on August 1, 2003. Due to the change in French laws, there are no more adjustments to be made as of December 31, 2004.

(ii)

As mentioned in the beginning of section 37, the IFRS 1 application related to the valuation of the tangible assets of TV activities that were sold to TCL in July 2004 had a negative impact of € 17 million on the opening net equity, which corresponds to the difference between the € 128 million of assets carrying value and € 111 million fair value.

(iii)

Under IFRS, spare parts having more than one year of useful life are capitalized for a total amount of € 5 million and depreciated according to their useful lives. Under French GAAP these items were classified as inventories.

(b)	Intangible assets

	(i) Amortization of customer relationships		(58)
	(ii) Capitalization of development projects, net
	a.	Gross amount	22
	b.	Accumulated amortization	(6)

	Total impact – decrease of intangible assets		(42)

(i)

Under French GAAP, market share acquired through business combinations was not amortized. Under IFRS, this market shares corresponds to “customer relationships”, classified as intangible assets that meet the criteria defined by IAS 38. Acquired market share is amortized over the expected useful life. Accumulated amortization costs of customer relationships had a negative impact of € 58 million on the net opening equity.

(ii)

Under French GAAP, the Group’s policy is to expense development costs (except software) as they are incurred. Under IFRS these costs should be capitalized when they meet criteria defined under IAS 38. The retroactive application of IAS 38 led to the recognition of an asset corresponding to the net book value of the intangible asset had IAS 38 ever been applied. This IFRS adjustment has a positive impact of € 16 million on opening retained earnings as of January 1, 2004.

(c)	Deferred tax assets

	(i) Deferred tax assets on undistributed reserves	3
	(ii) Deferred tax assets on IFRS adjustments	20

	Total impact – increase in deferred tax assets	23

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The Group has recalculated deferred tax in accordance with IAS 12. IAS 12 allows a net presentation of deferred tax assets and liabilities only when certain criteria are met.

(i)

Unlike French GAAP, under IFRS, a deferred tax has to be accounted for on investments in associates and joint ventures, for which Thomson is not able to control the distribution of profit, and for which it is probable that the temporary difference will reverse in the foreseeable future. Consequently, € 3 million deferred tax asset (mainly related to Screenvision) was recognized against opening retained earnings.

(ii)

Deferred tax assets on IFRS adjustments amounted to € 20 million and mainly related to impact of pension plans, retirement indemnities and other commitments. These were recognized against the opening retained earnings.

(d)	Inventories

	(i) Inventories held by vendors under Vendor Management Inventory contracts (VMI)	6
	(ii) Reclassification of spare parts related to fixed assets	(5)

	Total impact – increase in inventories	1

(i)

Under French GAAP, inventories are recognized when the legal ownership is transferred to the Group. Under IFRS, some of the inventories held by vendors under Vendor Management Inventory (VMI) contracts have to be recognized by the Group because the risks and rewards  of ownership and the control over the inventories are transferred to the Group. The corresponding debt amounted to € 6 million as of January 1, 2004 and was recorded under trade and accounts payable.

(ii)	Refer to (a) Property, plant and equipment §iii from current section.

(e)	Other current assets

	(i) Revenue recognition on licensing activities	(27)
	(ii) Transactions costs related to TTE	(9)

	Total impact – decrease of other current assets	(36)

(i)

Revenue from the Group’s licensing and patents business activities results from licensing agreements for the non-exclusive use of patents developed or acquired by the Group.  Under French GAAP, revenue was recognized as income to the prevailing period if (1) a contract was signed before the date the Group consolidated financial statements have been approved by the board of directors and if (2) the revenue recognized is earned, which means it relates to licenses used during periods prior to the date the current year accounts were signed off. According to IAS 18 such revenue is recognized when it is received and earned based on a formal agreement signed between the parties at the closing date. Accordingly, the accrued income and the IFRS opening net equity were reduced by € 27 million.

(ii)

In 2003, the Group engaged the services of external consultants in connection with several potential third party transactions, including principally the contribution of the manufacturing assets of its TV activity into TTE, a joint entity in which it would have a minority interest. Since the TTE transaction has not yet finalized, at December 31, 2003, external consulting costs incurred in connection with TTE amounting to € 9 million were deferred under French GAAP and expensed under IFRS.

(f)	Retained earnings

	(i)	Transfer of cumulative translation adjustment to retained earnings	(612)
	(ii)	Impact of all other IFRS adjustments as of December 31, 2003	(303)
		Other	4

	Total impact – decrease of retained earnings		(911)

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	(i)	Refer to (g) Cumulative translation adjustments below.

(g)	Cumulative translation adjustments

(i)	Transfer of cumulative translation adjustments to retained earnings	612

Total impact – increase in cumulative translation adjustments		612

(i)

In accordance with IFRS 1, the Group elected to recognize cumulative translation differences of the foreign subsidiaries into opening retained earnings as of January 1, 2004, after having accounted for the IFRS adjustments on the opening shareholders’ equity. All cumulative translation differences for all foreign operations have been deemed to be zero at the IFRS transition date. In case of subsequent disposal of these foreign subsidiaries, the related income will not include the reversal of the cumulative translation adjustments prior to January 1, 2004.

(h)	Borrowings

(i)	Consolidation of debt related to subsidiaries previously excluded from consolidation	321

Total impact – increase in interest bearing borrowings		321

	(i)	Refer to (a) Property, plant and equipment §i from current section.

(i)	Reserve for post employment benefits / Other non-current assets / Other non-current liabilities

Reimbursement rights recognized as a separate asset	43

Net impact – increase in other non-current assets	43
Jubilee awards reclassified in other non-current liabilities	13

Net impact – increase in other non-current liabilities	13
Reserve for post employment benefits – non current portion	128
Reserve for post employment benefits – current portion	73
Restructuring provisions (refer to (j) §ii)	(19)

Net impact – increase in reserve for post employment benefits	182
Total impact – net decrease of shareholders’ equity as of January 1, 2004	152

Under IFRS, a positive effect of € 43 million on opening shareholders’ equity has been recognized as a result of the American “Medicare Act” as of January 1, 2004, which was accounted for in 2004 under French GAAP.

As of January 1, 2004, the effect of IFRS adoption on reserve for post-employment benefits was a negative impact of € 195 million. This impact was mainly due to the following:
-	In accordance with the IFRS 1 optional exemption, € 248 million of actuarial losses as of January 1, 2004 were booked against shareholders’ equity.
-

A positive effect on opening shareholders’ equity of € 81 million has been recognized on January 1, 2004 relating to unrecognized prior service costs resulting from changes in medical retiree plans for Americans announced prior to January 1, 2004. These amounts were deferred under French GAAP.

-

The other adjustments result in a negative effect of € 28 million on the opening shareholders’ equity mainly due to the valuation method differences and to the change of the measurement date for some plans.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(j)	Restructuring

(i)	Reversal of provision for cumulative translation adjustment	(4)
(ii)	Reclassification restructuring provision to post employment	(19)

Total impact – decrease of restructuring provision		(23)

(i)

Under IFRS, no provision for cumulative translation adjustment may be recognized for liquidated entities. Therefore, as of January 1, 2003, the provision accounted for under French GAAP for an amount of € 4 million was reversed.

(ii)	Refer to (i) Reserve for post employment benefits from current section.

(k)	Deferred tax liabilities

(i)	Deferred tax liabilities on entities with a functional currency different from the local currency	6
(ii)	Deferred tax liabilities related to other IFRS adjustments	34

Total impact – increase in deferred tax liabilities		40

(i)

Unlike French GAAP, under IFRS, a deferred tax is recorded on differences between the tax base and the carrying value of the non-monetary assets of the consolidated entities for which the functional currency differs from the local currency. Consequently, net deferred tax liabilities amounting to € 6 million were recognized in the 2004 shareholders’ equity.

(ii)

Deferred tax liabilities on IFRS adjustments amounted to € 34 million and mainly related to customer relationships amortization accounted for under IFRS. As explained in (b) Intangible assets §i from current section, under French GAAP, customer relationships were treated as market share, which were not amortized, and therefore were not subject to deferred tax.

(l)	Trade accounts and notes payable

(i)	Inventories held by vendors under VMI contracts	6

Total impact – increase in trade accounts and notes payable		6

	(i)	Refer to (d) Inventories §i from current section.

(m)	Other current liabilities

(i)	Reversal of deferred income related to entities previously not consolidated	(85)

Total impact – decrease of other current liabilities		(85)

(i)	Refer to (a) Property, plant and equipment §i from current section.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

37.3	Balance sheet as of December 31, 2004

(€ in millions)	Note	French GAAP	IFRS transition impact	IFRS

ASSETS:
Non-current assets:
Property, plant and equipment	a	1,054	(3)	1,051
Goodwill	b	1,242	(64)	1,178
Intangible assets	c	964	(40)	924
Investments in associates	d	128	132	260
Investments and financial assets available-for-sale		113	—	113
Contract advances		179	—	179
Deferred tax assets	e	282	19	301
Other non-current assets	f	96	40	136

Total non-current assets		4,058	84	4,142

Current assets:
Inventories	g	569	(1)	568
Trade accounts and notes receivable		1,180	—	1,180
Current accounts with affiliated companies	h	183	(40)	143
Other current assets	i	629	(13)	616
Investment funds	j	—	58	58
Cash and cash equivalents	j	1,906	(58)	1,848

Total current assets		4,467	(54)	4,413

Total assets		8,525	30	8,555

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(€ in millions)	Note	French GAAP	IFRS transition impactt	IFRS

LIABILITIES, SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS
Shareholders’ equity:
Common stock		1,025	—	1,025
Treasury shares		(55)	—	(55)
Additional paid in capital	k	1,748	3	1,751
Other reserves	k	—	(23)	(23)
Retained earnings	k	670	(795)	(125)
Cumulative translation adjustment	l	(718)	620	(98)

Shareholders’ equity		2,670	(195)	2,475

Minority interests		20	(2)	18

Total equity		2,690	(197)	2,493

Non-current liabilities:
Borrowings		1,597	—	1,597
Reserve for post-employment benefits	m	589	196	785
Other provisions		55	—	55
Deferred tax liabilities	n	2	35	37
Other non-current liabilities		129	—	129

Total non-current liabilities		2,372	231	2,603

Current liabilities:
Borrowings		904	—	904
Reserve for post-employment benefits	m	—	65	65
Restructuring provisions	o	104	(28)	76
Other provisions	h	120	(39)	81
Trade accounts and notes payable	p	1,221	5	1,226
Accrued employee expenses	m	165	(2)	163
Income tax payable		60	—	60
Other current liabilities	q	805	(5)	800
Payables on acquisition of companies		84	—	84

Total current liabilities		3,463	(4)	3,459

Total liabilities, shareholders’ equity and minority interests		8,525	30	8,555

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The following notes explain the main adjustments to the balance sheet as of December 31, 2004:

(a)	Property, plant and equipment

(i)	Reclassification of tangible assets to intangible assets	(5)
(ii)	Reclassification of spare parts to fixed assets	3
(iii)	Write-off of fixed assets dedicated to specific projects	(1)

Total impact – decrease of property, plant and equipment		(3)

(i)	The Group has reclassified projects previously capitalized under French GAAP from tangible assets to intangible assets for a total value of € 5 million.
(ii)

Under IFRS, spare parts having more than one year of useful life were capitalized for a total amount of € 3 million and depreciated according to their useful lives. Under French GAAP, these items were classified as inventories.

(iii)	Mainly fixed assets dedicated to internal projects with a net value of € 1 million were written off.

(b)	Goodwill

(i)	Reversal of amortization	89
(ii)	Restructuring cost reversal	(20)
(iii)	Reclassification of goodwill to investments in associates	(133)

Total impact – decrease of goodwill		(64)

(i)

Under French GAAP, goodwill was amortized on a straight-line basis over its estimated useful life (ranging from 5 to 20). In compliance with IFRS 3, goodwill is not amortized but is tested annually for impairment and when impairment indicators are present. As the Group elected to apply the IFRS 1 exemption, which allows the Group not to restate business combinations that have occurred prior to January 1, 2004 and not to change their initial recognition, the net carrying amount of goodwill arisen on these acquisitions and accounted for under French GAAP corresponds to the new gross value under IFRS as of January 1, 2004. The reversal of goodwill amortization incurred in 2004 increased net goodwill by € 89 million at closing rate, corresponding to an impact of € 95 million at average rate in the IFRS income statement due to currency translation adjustments.

(ii)

In compliance with IFRS 3, a provision related to the costs of the closure of plants and sites is recorded as a liability of the acquiree as part of allocating the cost of the combination if and only if the restructuring plan meets the criteria defined by IAS 37 at the acquisition date. Consequently, restructuring plans of the acquirees, which were accounted for when allocating the cost of the combination under French GAAP but were not announced at the acquisition date, have been recognized as an expense under IFRS. Accordingly, in 2004, the goodwill was decreased by € 20 million (at closing rate) related to restructuring costs which have been expensed under IFRS. The related impact in the IFRS income statement amounted to a charge of € 29 million (at average rate), partly offset by € 8 million on tax and the € 1 million difference corresponding to the effect of the translation adjustments.

(iii)

Under French GAAP, goodwill on investment accounted for using the equity method is posted as other goodwill on controlled entities. Under IFRS, IAS 28 states that related goodwill shall be posted in the heading “investments in associates”.

(c)	Intangible assets

(i)	Amortization of customer relationships	(75)
(ii)	Capitalization of development projects	30
(iii)	Reclassification from tangible assets	5

Total impact – decrease of intangible assets		(40)

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	(i)	The impact of the amortization of the customer relationships under IFRS led to a € 75 million decrease of the net book value, out of which:
		-	€ 58 million decrease corresponding to previous years amortization recorded against opening retained earnings as of January 1, 2004,
		-	€ 23 million decrease relating to the current year amortization charge and
		-	€ 6 million increase being a favorable impact of currency translation adjustments between closing rate and average rate.
	(ii)	The cumulative impact of the capitalization of the development projects is a € 30 million net increase out of which:
		-	€ 16 million increase due to net value of development projects capitalized on periods prior to January 1, 2004,
		-	€ 29 million increase in gross value from development projects capitalized in 2004 and
		-	€ 15 million decrease related to current year amortization charge.

	(iii)	Refer to (a) Property, plant and equipment §i from current section.

(d)	Investments in associates

(i)	Reclassification of goodwill to investment in associates	133
(ii)	Difference in investment in TTE	(1)

Total impact – increase in investments in associates		132

	(i)	Refer to (b) Goodwill §iii from current section.
(ii)

Under French GAAP, the value of the shares in TTE related to the allocation of the TTE transaction costs amounted to € 7.6 million. Under IFRS, due to the different treatment of the transaction costs, the value allocated to the participation amounted to € 6.9 million, which led to a € 1 million difference between French GAAP and IFRS. Refer to section 37.5 (c) Selling, general, administrative expenses and others §iv for complete description of the transaction costs treatment.

(e)	Deferred tax assets

(i)	Deferred tax related to IFRS adjustments	19

Total impact – increase in deferred tax assets		19

The Group has recalculated deferred tax in accordance with IAS 12. IAS 12 allows a net presentation of deferred tax assets and liabilities only when certain criteria are met.

(i) Deferred tax assets on IFRS adjustments amounts to € 19 million and relates mainly to impact of pension plans, retirement indemnities and other commitments.

(f)	Other non-current assets

(i)	Reimbursement rights recognized as a separate asset	43
(ii)	Tax loss carryback receivable at discounted value	(2)
	Other	(1)

Total impact – increase in other non-current assets		40

(i)	Refer to (m) Reserve for post employment benefits (IAS 19 revised) from current section.
(ii)

Tax loss carryback receivable has been carried at present discounted value of the future net cash inflow. Under French GAAP, such receivable was measured at historical cost. This led to a € 2 million decrease of other non-current assets.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(g)	Inventories

(i)	Inventories held by vendors under Vendor Management Inventory (VMI) contracts	5
(ii)	Reclassification of spare parts to fixed assets	(3)
(iii)	Write-off of spare parts	(3)

Total impact – decrease of inventories		(1)

(i)

Under IFRS, some of the inventories held by vendors under Vendor Management Inventory contracts have to be recognized by the Group because the risks and rewards of ownership and the control over the inventories are transferred to the Group. The corresponding debt amounted to € 5 million as of December 31, 2004 and was recorded under trade accounts and notes payable. Under French GAAP, these inventories were recognized later when the ownership was transferred to the Group.

	(ii)	Refer to (a) Property, plant and equipment §ii from current section.
	(iii)	Mainly related to unused spare parts written off by € 3 million.

(h)	Current accounts with affiliated companies / Other provisions

(i) Subsidiaries controlled but not consolidated under French GAAP	(40)

Total impact – decrease of current accounts with affiliated companies	(40)
(i) Subsidiaries controlled but not consolidated under French GAAP	(39)

Total impact – decrease of other provisions	(39)
Total impact – net decrease of shareholders’ equity as of December 31, 2004	(1)

(i)

Under French GAAP, two immaterial subsidiaries are not required to be consolidated. Under IFRS, these subsidiaries must be fully consolidated. Intragroup balances are eliminated. Therefore, losses related to the current accounts have been eliminated, as well the provisions covering these balances. The consolidation of these entities led to a negative impact for an amount of € 1 million in the 2004 IFRS income statement.

(i)	Other current assets

(i)	Accrued income	(8)
(ii)	Other rebates to be received	(4)
(iii)	Other transaction costs deferred under French GAAP	(1)

Total impact – decrease of other current assets		(13)

(i)

As explained on section 37.2 (e) Other current assets §i, timing differences related to recognition of revenue from the Group’s licensing and patents activities had a negative impact of € 8 million on accrued income and on revenues as of December 31, 2004.

(ii)

Under French GAAP, some rebates received from suppliers were recorded in deduction of the costs of sales for the related period. Under IFRS, when those rebates are linked to future purchases commitments, they should be considered upfront payments on future business and spread over that future business. This was accounted for in the 2004 IFRS income statement as a negative impact for an amount of € 4 million.

(iii)

Other transaction costs incurred in 2004 that management estimated not probable to be finalized, amounted to € 1 million and were charged to other operating expenses under IFRS but deferred under French GAAP.

(j)	Investment funds /Cash and cash equivalents

(i)	Reclassification from cash and cash equivalents to investment funds	58

Total impact – increase in investments funds and decrease of cash and cash equivalents		58

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(i)

Investment funds cannot be qualified as cash equivalents because such investments could be subject to some minor risks of change in value. Such investments are classified as held for trading and categorized as financial assets at fair value through profit or loss.

(k)	Retained earnings and other reserves

(i)	Additional paid in capital	3

Total impact – increase in additional paid in capital		3

(ii)	IAS 19 revised	(23)

Total impact – decrease of other reserves		(23)

(iii)	Transfer of cumulative translation adjustment to retained earnings	(612)
(iv)	Impact of the IFRS adjustments on retained earnings as of January 1, 2004	(303)
(v)	Impact of the IFRS adjustments on the 2004 IFRS Income statement	77
(vi)	Impact of reversing the consolidation of the special purpose entities	43

Total impact – decrease of retained earnings		(795)

(i)

In accordance with the requirements of IFRS 2 “Share-based payment”, stock options granted to employees are recorded as a € 3 million increase in equity with counterpart in the income statement. Refer to section 37.4 (c) Selling, general, administrative expenses and others §vii.

(ii)	Refer to section (m) Reserve for post employment benefits (IAS 19 revised) from current section.
(iii)	Refer to section 37.2 (g) Cumulative translation adjustments.
(iv)	Refer to section 37.2 (f) Retained earnings §ii.
(v)	Refer to section 37.4 Net income for the year ended December 31, 2004.
(vi)

As explained in section 37.2 (a) Property, plant and equipment §i, unlike French GAAP, special purpose entities were consolidated under IFRS as of December 31, 2003, with a € 43 million negative impact on opening retained earnings. Following changes in French laws, these SPE's were consolidated under French GAAP in 2004 with a retroactive effect as of January 1, 2004. This French GAAP adjustment was included in the statement of changes in French GAAP retained earnings as of December 31, 2004. Therefore under IFRS, the € 43 million negative impact on opening retained earnings was reversed in 2004.

(l)	Cumulative translation adjustments

(i)	Transfer of cumulative translation adjustment to retained earnings as of January 1, 2004	612
(ii)	Translation adjustments related to IFRS adjustments	8

Total impact – increase in cumulative translation adjustments		620

(i)	Refer to section 37.2 section (g) Cumulative translation adjustments.
(ii)

The IFRS adjustment recorded in the opening balance sheet as of January 1, 2004 and in the income statement as of December 31, 2004, generated a € 8 million cumulative translation adjustment between closing rate and average rate in 2004.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(m)	Reserve for post employment benefits

	Reimbursement rights recognized as a separate asset	43

	Net impact – increase in other non-current assets	43
	Reserve for post employment benefits – non current portion	196
	Reserve for post employment benefits – current portion	65

	Net impact – increase in reserve for post employment benefits	261
	Reclassification of restructuring provisions (refer to section (o) §ii)	(24)

	Net impact – decrease of other provisions	(24)
	Accrued employee expenses	(2)

	Net impact – decrease of accrued employee expenses	(2)
	Total impact – net decrease of shareholders’ equity as of December 31, 2004	192

Under IFRS, a positive effect of € 43 million on opening shareholders’ equity has been recognized as a result of the American “Medicare Act”.

As of December 31, 2004, the cumulative effect of IFRS adoption on shareholders’ equity in respect to employee benefits was a negative impact of € 235 million. This impact was mainly due to the following:

	-	A negative effect of € 238 million, out of which € 248 million of actuarial losses as of January 1, 2004 booked against shareholders’ equity and € 10 million recognised in the 2004 income statement.
-

A cumulative positive effect of € 76 million in respect of prior service costs out of which: € 81 million has been recognized on shareholders’ equity relating to unrecognized prior service costs resulting from changes in medical retiree plans for Americans, announced prior to January 1, 2004 and € 5 million recognized in the 2004 income statement.  These amounts were deferred under French GAAP.

	-	A negative impact of € 40 million was recognized in the 2004 IFRS income statements in respect of curtailments and settlements occurred in 2004.
-

A negative impact of € 23 million related to the application of IAS 19 revised, which allows to charge directly against equity the actuarial gains and losses generated during the period. This impact is recognized directly in the retained earnings.

-

The other adjustments result in a negative effect of € 10 million on the shareholders’ equity mainly due to the valuation method differences, to the change of the measurement date for some plans and to the currency translation adjustments related to the IFRS adjustments.

(n)	Deferred tax liabilities

(i)	Deferred tax IAS 12	4
(ii)	Deferred tax on other IFRS adjustments	31

Total impact – increase in deferred tax liabilities		35

(i)

Unlike French GAAP, under IFRS, a deferred tax is recorded on differences between the tax base and the carrying value of the non-monetary assets of the consolidated entities for which the functional currency differs from the local currency. Consequently, net deferred tax liabilities amounting to € 6 million were recognized in the opening retained earnings as of January 1, 2004, out of which € 2 million were reversed in the 2004 IFRS Income statement.

(ii)

Deferred tax liabilities on IFRS adjustments amounted to € 32 million and mainly related to customer relationships amortization accounted for under IFRS. As explained in section 37.2 (b) Intangible assets §i, under French GAAP, customer relationships were treated as market share, which were not amortized, and therefore were not subject to deferred tax.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(o)	Restructuring provisions

(i)	Provisions for translation adjustment	(4)
(ii)	Reclassification restructuring provisions	(24)

Total impact – decrease of other provisions		(28)

	(i)	Under IFRS, no provision for cumulative translation adjustment may be recognized for liquidated companies. Therefore, the € 4 million provision was reversed.
	(ii)	Refer to (m) Reserve for post employment benefits from current section.

(p)	Trade accounts and notes payable

(i)	Inventories held by vendors under VMI contracts	5

Total impact – increase in trade accounts and notes payable		5

	(i)	Refer to (g) Inventories §i from current section.

(q)	Other current liabilities

(i)	Royalties to be paid	(5)
(ii)	Impact deferred payment of liability	(1)
	Other	1

Total impact – decrease of other current liabilities		(5)

(i)

As of December 31, 2004, as a result of the difference of revenue recognition between French GAAP and IFRS on licensing and patents activities, revenues related to contracts not yet signed at the closing date have been deferred under IFRS. The related contractual retrocession to co-patent owner of a part of these revenues have therefore been also deferred, generating a € 5 million positive impact in the income statement and a decrease of the debt to be paid for the same amount.

(ii)

Under IFRS, debt with deferred payment should be recognized at fair value at transaction date and the impact of the discounting should be recognized over the period until final payment. Such treatment led to a decrease of the underlying liability with corresponding counterpart in revenues.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

37.4	Net income for the year ended December 31, 2004

	Year ended December 31, 2004

(€ in millions)	Note	French GAAP	Effect of transition to IFRS	Effect of IFRS 5	IFRS

Continuing operations:
Revenues	a	7,994	19	(1,977)	6,036
Cost of sales	b,i	(6,284)	(130)	1,780	(4,634)

Gross margin		1,710	(111)	(197)	1,402

Selling, general, administrative expenses and others	c,i	(1,899)	178	989	(732)
Research and development expense	d,i	(277)	22	51	(204)

Profit from continuing operations and before tax and financial result		(466)	88	843	466

Interest expense		(24)	—	22	(2)
Other financial income (expense)	e,i	(55)	(3)	31	(27)

Financial costs		(79)	(3)	53	(29)

Share of income (loss) from associates	f	(3)	(18)	1	(20)
Income tax	g	(88)	10	(15)	(93)

Profit from continuing operations		(635)	77	882	324

Discontinued operations:
Loss from discontinued operations	h	—	—	(885)	(885)

Net income (loss)		(635)	77	(3)	(561)

Attributable to
Equity Holders		(636)	77	—	(559)
Minority interests		1	—	(3)	(2)

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(a)	Revenues

(i)	Revenues recognized on licensing and patents activity	24
(ii)	Cash discounts granted – reclassified from financial costs	(6)
(iii)	Impact of deferred payment of liability	1

Total impact – increase in revenues		19

(i)

Revenue from the Group’s licensing and patents business activities results from licensing agreements of the non-exclusive use of patents developed or acquired by the Group. Under French GAAP, revenue is recognized as income to the prevailing period if (1) a contract was signed before the date the Group consolidated financial statements have been approved by the board of directors and if (2) the revenue recognized is earned, which means it relates to licenses used during periods prior to the date the current year accounts were signed off. According to IAS 18 such revenue is recognized when it is received or earned base upon a formal agreement signed between the parties at the closing date. Accordingly, in 2004, the impact on the IFRS net result is a positive effect of € 24 million, including the reversal of the previous € 27 million (positive impact) and € 3 million (negative impact) related to revenues accounted for in 2004 under French GAAP but deferred to 2005 under IFRS.

(ii)

Mainly relates to the reclassification of cash discount granted to customers. Under IFRS, revenues should be presented net of cash discounts granted to customers. These discounts were considered as financial costs under French GAAP and amounted to € 5 million as of December 31, 2004.

	(iii)	Refer to section 37.4 (q) Other current liabilities §ii.

(b)	Cost of sales

(i)	Rebates received from suppliers	(4)
(ii)	Customer relationships amortization	(23)
(iii)	Impacts related to net periodic pension costs	10
(iv)	Reversal of depreciation charge due to fair value adjustment related to TV fixed assets	2
(v)	Change of classification of freight cost in the Services Segment	(30)
(vi)	Write off of spare parts	(3)
(vii)	Change of classification of Warranty costs	(82)

Total impact – increase in cost of sales		(130)

(i)

Under French GAAP, some rebates received from suppliers were recorded in deduction of the costs of sales for the related period. Under IFRS, when those rebates are linked to future purchases commitments, they should be considered upfront payments on future business and spread over that future business. They were accounted for in the 2004 IFRS income statement with a negative impact of € 4 million.

(ii)	The customer relationships amortization charge under IFRS amounted to € 23 million for 2004. Under French GAAP, these customer relationships were not amortized.
(iii)	Refer to (i) Post employment benefits expense from current section.
(iv)

The fair value adjustment of the fixed assets of TV activities as of January 1, 2004 generated a positive impact of € 2 million linked to the reversal of the related depreciation charge accounted for under French GAAP between January 1, 2004 and the date of fixed assets disposal.

(v)

The freight costs of the Services Segment distribution activity were classified as selling expenses under French GAAP. In substance the classification of these costs under “Cost of Sales” heading is more meaningful under IFRS.

(vi)	Refer to section 37.4 (g) Inventories §iii.
(vii)

Under French GAAP, Thomson classified warranty costs under Selling expenses. The warranty service is included in the sale price and the corresponding cost should therefore be included in the cost of sales. Under IFRS, Thomson has elected this classification.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(c)	Selling, general, administrative expenses and others

(i)	Reversal of goodwill amortization	100
(ii)	Reclassification of impairment charge on TTE Goodwill	18
(iii)	Capital gain from TTE	11
(iv)	Transaction costs related to TTE	4
(v)	Impacts related to net periodic pension costs and restructuring costs	(24)
(vi)	Other transaction costs deferred under French GAAP	(1)
(vii)	Share-based compensation charge	(3)
(viii)	Restructuring costs related to 2004 business acquisitions	(29)
(ix)	Change of classification of freight cost of Technicolor	30
(x)	Change of classification of capital gain on a non controlled entity	(10)
(xi)	Change of classification of Warranty costs	82

Total impact – decrease of Selling, general, administrative expenses and others		178

(i)

In compliance with IFRS 3, the total goodwill amortization expense in 2004 reversed under IFRS amounted to € 130 million. The € 35 million of goodwill impairment related to TTE (€ 23 million), Zhao Wei (€ 7 million) and Screenvision (€ 5 million) remained an expense in the 2004 IFRS income statement. In addition, under IFRS, the fair value adjustment on the tangible assets of TV activities generated a € 5 million decrease of the goodwill impairment related to TTE.

(ii)	Impairment charge of goodwill on investment accounted for using the equity method shall be posted in the heading “share of loss from associate” for an amount of € 18 million.
(iii)

In accordance with IFRS 1, tangible assets of TV activities were measured at fair value and therefore reduced the net consolidated value of the transferred activity. Consequently, the capital gain related to this transaction increased by € 11 million under IFRS.

(iv)	Under French GAAP, the € 23 million total transaction costs related to TTE transaction were allocated as follows:
-

€ 11.5 million (before tax effect) of which € 8 million recognized as part of allocating the costs of the combination, and € 4 million recognized as tax charge (refer to (f) Income tax, §ii from current section), and

	-	€ 11.5 million related to the disposal of the Group’s TV activity have been charged to capital gain.
Under IFRS, as no transaction was completed at 2003 year-end, the € 9 million of costs were expensed against the opening net equity. The € 14 million incurred in 2004 were allocated as follows:
-

€ 7 million were recognized as part of allocating the costs of the combination, generating a difference of € 1 million compared with French GAAP (refer to section 37.4 (d) Investment in associates §ii). These acquisition costs have been recognized before tax effect.

	-	€ 7 million have been charged against capital gain, generating a € 4 million difference on capital gain between French GAAP and IFRS.
(v)	Refer to (i) Post employment benefits expense from current section.
(vi)	Other transaction costs incurred in 2004, that management estimated not probable to be finalized, were charged under IFRS and deferred under French GAAP.
(vii)

In accordance with the requirements of IFRS 2 “Share-based payment”, the fair value of stock options granted to employees is recorded as an expense in the income statement. Under French GAAP, unlike IFRS, the fair value of the service of the employees is not recognized as an expense. The impact of IFRS 2 application on the 2004 IFRS income statement regarding the plans not covered by the aforementioned exemptions was a € 3 million expense.

(viii)

As explained in section 37.4 (b) Goodwill §ii, restructuring costs of € 29 million related to entities acquired in 2004, which could not be recognized in goodwill under IFRS and therefore were charged to the IFRS income statement.

(ix)	Refer to (b) Cost of sales §v from current section.
(x)	Refer to (e) Other financial expense §iv from current section.
(xi)	Refer to (b) Cost of sales §vii from current section.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(d)	Research and development expense

(i)	Capitalization of development projects, net	14
(ii)	Impacts related to net periodic pension costs	6
(iii)	Write-off of fixed assets dedicated to specific projects	(1)
(iv)	Change of classification of grants for R&D	3

Total impact – decrease of research and development expense		22

(i)

The capitalization of the development projects in accordance with IAS 38 has a positive impact of € 14 million on the 2004 IFRS income statement, composed of € 29 million increase in gross value and € 15 million amortization charge of the year.

	(ii)	Refer to (i) Post employment benefits expense from current section.
	(iii)	Mainly fixed assets dedicated to internal projects with a net value of € 1 million were written off.
(iv)

Under IFRS, grants for R&D ("Crédits d'impôt recherche") are recognized in profit and loss as a credit of research and development expense. Under French GAAP, these grants were deducted from Income tax.

(e)	Other financial income (expense)

(i)	Cash discounts granted to customers	5
(ii)	Net periodic interest pension costs	(17)
(iii)	Subsidiaries controlled but not consolidated	(1)
(iv)	Change of classification of capital gain on non controlled entity	10

Total impact – increase in other financial expense		(3)

	(i)	As explained under (a) Revenues §ii from current section, cash discounts granted to customers are deducted from revenues under IFRS.
	(ii)	Refer to (i) Post employment benefits expense from current section.
	(iii)	Refer to section 37.4 (h) Current accounts with affiliated companies §i.
	(iv)	Under IFRS, capital gain from the disposal of its investment in a non controlled entity has been reclassified from Selling, general administrative expenses and other to other financial income.

(f)	Income tax

(i)	Reversal of tax charge on Marion	8
(ii)	Reversal of tax charge on TTE	4
(iii)	Deferred tax income on entities with a functional currency different from the local currency	4
(iv)	Deferred tax income on undistributed reserves	(3)
(v)	Deferred tax charge on other IFRS adjustments	2
(vi)	Tax loss carryback receivable at discounted value	(2)
(vii)	Change of classification of grants for R&D	(3)

Total impact – decrease of tax charge		10

(i)

Under French GAAP, as a result of the capitalization through goodwill of the restructuring charges of an acquired company, a deferred tax charge had been recorded for € 8 million corresponding to 40% of the restructuring charge, including a cumulative translation adjustment of € 1 million. Under IFRS, as opposed to French GAAP, an acquirer is required to recognize liabilities for terminating or reducing the activities of the acquired company when allocating the cost of the business combination only when the acquired company has, at the acquisition date, already recognized an existing liability for restructuring. Therefore, the provision for restructuring costs should be recognized as expenses and the related deferred tax charge should also be recognized as an income.

(ii)

As explained under (c) Selling, general, administrative expenses and others §iv from current section, under French GAAP, capitalized transaction costs related to TTE transactions are recognized net of tax. Under IFRS, transactions costs of TTE transaction have to be recognized before tax effect. Consequently the € 4 million tax charge recorded under French GAAP has been reversed in the IFRS income statement.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(iii)

Unlike French GAAP, under IFRS, a deferred tax is recorded on differences between the tax base and the carrying value of the non-monetary assets of the consolidated entities for which the functional currency differs from the local currency. Consequently, net deferred tax liabilities amounting to € 6 million were recognized in the opening retained earnings as of January 1, 2004, out of which € 2 million were reversed in 2004 IFRS income statement.

(iv)

The Group recognized under IFRS a deferred tax on investments in associates and joint ventures, for which Thomson is not able to control the distribution of profit, and for which it is probable that the temporary difference will reverse in the foreseeable future. The impact of € 6 million corresponds to € 3 million recorded against the opening retained earning as of the date of IFRS transition and € (3) million recognized in the 2004 IFRS income statement.

(v) Deferred tax expense on other 2004 IFRS adjustments amounts to € 3 million.
(vi) Refer to section 37.4 (f) Other non-current assets §ii.
(vii) Refer to (d) Research and development expense §iv from current section.

(g)	Discontinued operations

As explained in Note 11 “Discontinued operations” of the consolidated financial statements as of June 30, 2005, the Group has discontinued operations in respect of operations linked to the exit of Tubes and Display businesses and of the Accessories business.

According to IFRS 5, the IFRS income statement for the comparative periods has to be restated in order to reflect the effect of the discontinued operations. The column “Effect of IFRS 5 restatement” presented in the section 37.4 reflects the required restatement for each line of the profit from continuing operations in the IFRS income statement.

The net result of the discontinued operations is presented on a separate line in the IFRS income statement.

(h)	Share of loss from associates

Under IFRS, as explained under section 37.4 (b) Goodwill §iii, goodwill on equity investment is posted in the heading “Investment in associates”. As a result, the impairment charge recognized on the TTE goodwill, which amounted to € 18 million under IFRS (€ 23 million under French GAAP), has been reclassified from the heading “Selling, general, administrative expenses and others” to the heading “Share of loss from associates”.

(i)	Post employment benefits expense

Net periodic pension income recognized in cost of sales	10
Net periodic pension costs recognized in selling, general, administrative expenses and others	(24)
Net periodic pension costs recognized in research and development expense	6

Net impact – increase in operational post employment benefits expense	(8)
Net periodic interest pension costs (other financial costs)	(17)

Total impact – net increase in post employment benefits expense	(25)

The IFRS impact on 2004 income statement in relation to employee benefits is a negative effect of € 25 million, out of which € 17 has been reclassified as a charge in the financial result. The € 25 million impact is mainly due to the following:

-	A € 40 million of negative impact was recognized in the 2004 IFRS Income statement in respect of curtailment occurred in 2004.
-

As a consequence of the IFRS 1 option, the pension costs recognized in 2004 under IFRS no longer include the amortization of actuarial losses existing as of January 1, 2004, which are charged directly against equity. A positive effect of € 10 million was booked in the 2004 income statement.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

-	A negative effect of € 5 million of unrecognized prior service costs resulting from changes in medical retiree plans for Americans.
-	A positive effect of € 10 million is due to valuation method differences, especially on early retirement plans.

(j) Bridge between net loss for the year ended December 31, 2004 released in interim IFRS transition information and one released in present note

As recommended by Autorité des Marchés Financiers (AMF), in order to improve the quality of information on IFRS transition, the following improvements have been made to the data provided previously in interim IFRS transition information:

-	Change of classification of Warranty costs from Selling expenses to Cost of sales (refer to (b) Cost of sales §vii from current section),
-	Change of classification of grants for R&D from Income tax to research and development expense (refer to (d) Research and development expense §iv from current section),
-	Change of classification of Capital gains and losses on non consolidated entities from Other income (expense) to Other financial income (expense) (refer to (e) Other financial income (expense) §iv).
-	Adjustments of net loss of the Group for year ended December 31, 2004:

(€ in millions)	For year ended December 31, 2004

Net loss of the Group as released in interim IFRS transition information	(551)
Adjustment related to deferred tax asset on interest on joint-ventures previously recognized on UK area (refer to (f) Income tax §iv from current section)	(5)
Adjustment related to tax loss carryback receivable measured at discounted value instead of historical value (refer to (f) Income tax §vi from current section)	(2)
Adjustment related to subsidiaries controlled but not consolidated analyzed as immaterial subsidiaries under French GAAP (refer to section 37.4 (h) Current accounts with affiliated companies §i and (e) Other financial expense §iii from current section)	(1)

Net loss of the Group as released in final IFRS transition information	(559)

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

37.5	Balance sheet as of January 1, 2005

For the 2004 financial information, the Group applied all IFRS standards and interpretations, which are expected to be mandatory as of December 31, 2005 except for the following standards, which the Group did not elect for an earlier application:

	-	IAS 32 – “Financial instruments: disclosure and presentation”. The Group applies these standards starting from January 1, 2005,
	-	IAS 39 – “Financial Instruments: recognition and measurement”. The Group applies these standards starting from January 1, 2005,
	-	IFRS 5 – “Non current assets held for sale and discontinued operations”. The Group applies this standard starting from January 1, 2005.

The following note presents the impacts of IAS 32 and 39 and IFRS 5 on the balance sheet as of January 1, 2005.

(€ in millions)	Note	IFRS as of December 31, 2004	IAS 32/39	IFRS 5	IFRS as of January 1, 2005

ASSETS
Non-current assets:
Property, plant and equipment		1,051	—	—	1 051
Goodwill	a	1,178	8	—	1 186
Intangible assets		924	—	—	924
Investments in associates		260	—	—	260
Investment and financial assets available-for-sale	b	113	26	—	139
Derivative financial instruments	c	—	11	—	11
Contract advances		179	—	—	179
Deferred tax assets	d	301	10	(4)	307
Other non-current assets		136	—	(3)	133

Total non-current assets		4,142	55	(7)	4,190

Current assets:
Inventories		568	—	(65)	503
Trade accounts and notes receivable	e	1,180	54	(2)	1,232
Current accounts with affiliated companies		143	—	—	143
Derivative financial instruments	c	—	115	—	115
Other current assets	f	616	(130)	(3)	483
Investment funds		58	—	—	58
Cash and cash equivalents		1,848	—	(3)	1,845

Total current assets		4,413	39	(73)	4,379

Non-current assets classified as held for sale				80	80
Total assets		8,555	94	—	8,649

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(€ in millions)	Note	IFRS as of December 31, 2004	IAS 32/39	IFRS 5	IFRS as of January 1, 2005

LIABILITIES, SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS
Shareholders’ equity:
Common stock		1,025	—	—	1,025
Treasury shares		(55)	—	—	(55)
Additional paid in capital		1,751	—	—	1,751
Other reserves	g	(23)	112	—	89
Retained earnings	g	(125)	(198)	—	(323)
Cumulative translation adjustment		(98)	—	—	(98)

Shareholders’ equity		2,475	(86)		2,389

Minority interests	h	18	(9)	—	9

Total equity		2,493	(95)		2,398

Non-current liabilities:
Borrowings	i	1,597	(57)	—	1,540
Derivatives financial instruments		—	—	—	—
Reserve for post-employment benefits		785	—	(25)	760
Derivative financial instruments	j	—	122	—	122
Other provisions		55	—	—	55
Deferred tax liabilities	d	37	10	(4)	43
Other non-current liabilities		129	—	—	129

Total non-current liabilities		2,603	75	(29)	2,649

Current liabilities:
Borrowings	i	904	107	—	1,011
Derivatives financial instruments	j	—	34	—	34
Reserve for post-employment benefits		65	—	—	65
Restructuring provisions		76	—	—	76
Other provisions		81	—	—	81
Trade accounts and notes payable		1,226	—	(27)	1,199
Accrued employee expenses		163	—	(5)	158
Income tax payable		60	—	—	60
Other current liabilities	k	800	(27)	(27)	746
Payables on acquisition of companies		84	—	—	84

Total current liabilities		3,459	114	(59)	3,514

Liabilities directly associated with non-current assets classified as held for sale				88	88
Total liabilities, shareholders’ equity and minority interests		8,555	94	—	8,649

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Effect of application of IAS 32 and IAS 39

(a)	Goodwill

(i)	Commitments to repurchase minority interests	8

Total impact – increase in goodwill		8

(i)

Under French GAAP, commitments granted to shareholders to repurchase their minority interests were presented off-balance sheet. When applicable, foreseeable losses of repurchases were accrued. Under IFRS, the commitment to repurchase minority interests is recognized as a financial debt for the present value of the repurchase consideration under the put option (€ 17 million), offset through minority interests (€ 9 million) and the balance through goodwill (€ 8 million).

(b)	Investment and financial assets available-for-sale

(i)	Remeasurement of available-for-sale financial assets	26

Total impact – increase in available-for-sale		26

(i)

Available-for-sale assets are recognized at fair value. For listed shares, the restatement consists of recognizing in shareholders' equity, the temporary difference between the carrying value and the market value, net of any possible deferred tax impacts.

(c)	Derivative financial instruments

(i)	Fair value of derivative financial instruments (both non-current and current)	126

Total impact – increase in derivative financial instruments		126

(i)

Under French GAAP, off balance sheet derivative financial instruments are not in all cases recorded in the balance sheet. Under IFRS such instruments are systematically recorded at fair value in the balance sheet.  If the derivative is a fair value hedge or if it is considered speculative the mark to market change in value is recorded in financial result. If the derivative is a cash flow hedge the change in mark to market of the effective portion of the hedging instrument is recorded in shareholders' equity.

(d)	Deferred taxes

(i)	Deferred tax assets – Reversal of valuation allowance / Deferred tax liabilities	10

Total impact – increase in deferred tax assets and liabilities		10

(i)

A deferred tax liability has been recognized by adjusting the initial carrying amount of the equity component of the convertible liability issued in euros (€ 10 million), a reversal of valuation allowance has been booked for the same amount. Furthermore, a deferred tax asset fully depreciated (€ 29 million) has been recognized on the fair value of the embedded conversion option bifurcated from the debt component of the convertible debt instrument issued to Silver Lake Partners LLC.

(e)	Trade accounts and notes receivable

(i)	Factoring or sale of receivables without recourse	54

Total impact – increase in trade accounts		54

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(i)

Under French GAAP, accounts receivable without recourse were excluded from the trade accounts and notes receivable. Under IFRS, the receivables without recourse are considered as being trade receivables with counterpart in borrowings because the Group retains the risk of late receipts. The adjustment as of January 1, 2005 amounted to € 54 million. The corresponding debt is recorded under borrowings.

(f)	Other current assets

(i)	Hedge revaluation suspense accounts	(116)
(ii)	Change of classification of prepaid bank fees	(14)

Total impact – decrease of other current assets		(130)

(i)

Under French GAAP, gains and losses resulting from revaluation of outstanding derivatives that are accounted for as hedges are deferred and taken in the income statement during the same period as the underlying hedged exposure.  These deferred results were accounted for in the balance sheet in a hedge suspense account which is part of other current assets/creditors.  Under IFRS, these gains and losses are accounted for either in the income statement for hedges of balance sheet items or in shareholders’ equity for hedges covering future cash flows.

	(ii)	Refer to (g) Retained earnings and other reserves §viii and (i) Borrowings §i from current section.

(g)	Retained earnings and other reserves

(i)	Interests expenses on convertible bonds	(166)
(ii)	Reserves and retained earnings (hedging impact)	(4)
(iii)	Net equity hedging reserve	15
(iv)	Equity component of convertible bonds	120
(v)	Written puts	(37)
(vi)	Remeasurement of call option	(8)
(vii)	Remeasurement of available-for-sale financial assets	6
(viii)	Prepaid bank fees included in effective interest rate	(12)

Total impact – increase in retained earnings and other reserves		(86)

(i)

Under French GAAP, the interest expense recognized on a convertible bond is the actual rate applied to the nominal amount of the debt. Under IFRS, an effective interest rate is determined which is applied to the debt component of the convertible. This difference in interest expense is recorded as a reduction of retained earnings; the offset is an accretion of the amount of the debt component of the convertible.

(ii)

Under French GAAP, the entire impact of a qualifying hedge is taken in the financial statements as an offset to the change in value of the underlying exposure. Under IFRS, the impact of a hedge is broken out into effective and ineffective portions; the latter is taken to financial result or in the case of the opening IFRS balance sheet to retained earnings.

(iii)

Under French GAAP, the gains and losses resulting from revaluation of outstanding derivatives that are accounted for as hedges are deferred and taken in the income statement during the same period as the underlying hedged exposure. Under IFRS, the effective portion of such gains and losses on derivatives hedging future cash flows is taken in shareholders’ equity in Net equity hedging reserve.

(iv)

Under French GAAP, a convertible bond is recognized in the balance sheet as long term debt for its nominal amount. Under IFRS, the equity component of convertible bonds is accounted for as an increase in equity offset by a reduction of the nominal amount of the debts.

(v)	Refer to (i) Borrowings §iv from current section.
(vi)	Refer to (i) Borrowings §v from current section.
(vii)	Refer to (b) Investments and financial assets available-for-sale §i from current section.
(viii)

Under French GAAP, prepaid bank fees related to debt issues are booked as an asset in the balance sheet and amortized on a straight-line basis through financial result over the life of the debt instrument. Under IFRS, prepaid bank fees are booked as a reduction of long term debt and amortized over the life of the debt instrument by the effective interest rate method (€ 12 million). A part of prepaid bank fees related to senior notes are reclassified in borrowings (€ 2 million)

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(h)	Minority interests

(i)	Change of classification of minority interests	(9)

Total impact – decrease of minority interests		(9)

	(i)	Refer to (a) Goodwill §i from current section.

(i)	Borrowings

(i)	Convertible bonds	(76)
(ii)	Market value swap interest	12
(iii)	Factoring or sale of receivables without recourse	54
(iv)	Written put	37
(v)	Remeasurement of call granted to TCL	8
(vi)	Change of classification minority interests, valued at present value	17
(vii)	Prepaid bank fees	(2)

Total impact – increase in borrowings (both non-current and current)		50

(i)

Under French GAAP, a convertible bond is recognized in the balance sheet as long term debt for its nominal amount.  Under IFRS, the equity component of convertible bonds is accounted for as an increase in equity offset by a reduction of the nominal amount of the debt. Moreover, under IFRS, the prepaid bank fees related to the issuance of the convertible bonds are accounted for as a reduction of debt for the fees related to the debt component of the convertible and as a reduction of equity for the fees related to the convertible equity component.

(ii)

Under French GAAP, interest rate swaps are not accounted for in the balance sheet.  Under IFRS, the fair market value of interest rate swaps are accounted for as an asset or liability in the balance sheet with the offset being a corresponding increase or decrease of the underlying debt.

	(iii)	Refer to (c) Trade accounts and notes receivable §i from current section.
(iv)

Under French GAAP a written put on a company’s own shares, as an off-balance sheet contingent obligation is not recognized in the balance sheet. Under IFRS, the put is recognized for the present value of the repurchase consideration under the put option (i.e. the discounted amount of the exercise price multiplied by the number of shares covered by the put) as an increase in equity with offset being financial debt.

(v)

Under French GAAP, a call granted on a company’s own shares is not recognized in the balance sheet. Under IFRS, the call with terms that require or permit net settlement is valued mark to market with the result taken in income and the offset being a financial asset or financial liability.

	(vi)	Refer to (a) Goodwill §i and to (h) Minority interests §i from current section.
	(vii)	Refer to (g) Retained earnings and other reserves §viii from current section.

(j)	Derivative financial instruments

(i)	Fair value of the embedded conversion option	122
(ii)	Fair value of derivative financial instruments	14
(iii)	Remeasurement of available-for-sale financial assets	20

Total impact – increase in derivative financial instruments (split between non-current and current)		156

(i)

Under French GAAP, the Group's USD 500 million convertible bond due 2010 issued to Silver Lake Partners LLC is accounted for as a debt. Under IFRS, the bond is split into a debt component and an option conversion component. The fair value option is accounted for as financial derivative.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(ii)

Under French GAAP, off balance sheet derivatives are not accounted for in the balance sheet.  Under IFRS, the fair value of all derivatives is accounted for as assets or liabilities in the balance sheet.

	(iii)	Refer to (b) Investments and financial assets available-for-sale §i from current section.

(k)	Other current liabilities

(i)	Hedge suspense account	(27)

Total impact – decrease of Other current liabilities		(27)

(i)

Under French GAAP, gains and losses resulting from revaluation of outstanding derivatives that are accounted for as hedges are deferred and taken in the income statement during the same period as the underlying hedged exposure.  For foreign exchange derivatives part of these deferred results were accounted for in the balance sheet in a hedge suspense account, which is part of Other current assets.  Under IFRS these gains and losses are accounted for either in the income statement for hedges of balance sheet items or in shareholders’ equity for hedges covering future cash flows.

Effect of application of IFRS 5

As of January 1, 2005, Anagni plant assets and liabilities met the criteria of group of assets held for sale, therefore, in accordance with IFRS 5, they have to be presented separately in the consolidated balance sheet. The assets held for sale mainly include € 65 million of inventories, net, € 23 million of accounts receivable and € 7 million of other current assets. Related liabilities mainly include € 25 million of post employment benefits, € 27 million of accounts payable and € 111 million of intra-group liabilities.

37.6	Cash-flow statement as of December 31, 2004

	2004

(€ in millions)	French GAAP	Effect of transition to IFRS	IFRS

Net cash generated from operating activities	401	29	430
Of which operating cash used in discontinued operations			(125)
Net cash used in investing	(902)	(87)	(989)
Of which investing cash used in discontinued operations			(131)
Net cash used in financing activities	5	—	5
Of which financing cash used in discontinued operations			2
Net decrease/increase in cash and bank equivalents:	(496)	(58)	(554)
Cash and cash equivalents at beginning of period	2,383	—	2,383
Exchange gains/(losses) on cash and cash equivalents	19	—	19
Cash and cash equivalents at end of period	1,906	(58)	1,848

The IFRS cash flow statement is affected by the following changes:
- Net cash from operating activities: previously under French GAAP, the net cash from operating activities was presented starting from the Operating Income.
- Net cash from investing activities: the increase in purchase of intangible assets under IFRS is due to the capitalization of the development projects, which were expensed under French GAAP.

- Cash and cash equivalents: Under IFRS, investment funds cannot be qualified as cash equivalents because such investments could be subject to some minor risks of change in value. Such investments are classified as held for trading and categorized as financial assets at fair value through profit or loss.

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

38	LIST OF CONSOLIDATED SUBSIDIARIES

	% share held by Thomson (% rounded to one decimal)

COMPANY - (Country)	December 31, 2005	December 31, 2004

1) Fully consolidated
Thomson (France) (formerly Thomson multimedia)
46 quai Le Gallo – 92100 Boulogne Billancourt - France	Parent company
ATLINKS Communications Canada, Inc. (Canada)	100.0	100.0
ATLINKS Telecommunication (Guangzhou) Cie Ltd. (People’s Republic of China)	100.0	100.0
ATLINKS Hong Kong Ltd. (Hong Kong)	100.0	100.0
ATLINKS USA, Inc. (US)	100.0	100.0
Baja Hughes S. de R.L. de C.V. (Mexico)	100.0	100.0
Beijing Thomson Commerce Co. Ltd. (People’s Republic of China)	100.0	—
Broadcast Television Systems Ltd. (United Kingdom)	100.0	100.0
Broadcast Television Systems Australia Pty Ltd. (Australia)	100.0	100.0
Broadcast Television Systems (S), Pty Ltd. (Singapore)	100.0	100.0
Canal+ Technologies, Inc. (US)	100.0	100.0
Comercializadora de Productos Electronicos del Norte, S.A. de C.V. (Mexico)	100.0	100.0
Celstream Technologies Private Ltd. (India)	44.8	—
Deutsche Thomson Brandt GmbH (Germany)	100.0	100.0
Direct Solutions, Inc. (US)	100.0	100.0
European Audio Products (HK) Ltd. (Hong Kong)	100.0	100.0
European Thai Electronic Company Ltd. (Thailand)	100.0	100.0
GALLO 3 S.A. (France)	100.0	100.0
GALLO 4 S.A. (France)	100.0	100.0
Gallo 7 (France)	100.0	100.0
Gallo 15 (France)	100.0	100.0
Gallo 19 (France)	100.0	100.0
Gallo 20 (France)	100.0	—
Grass Valley Belgium (Belgium) . (Formerly Thomson multimedia Broadcast Solutions Belgium BV)	100.0	100.0
Grass Valley Germany GmbH (Germany) (formerly BTS Media Solutions GmbH/ Thomson Broadcast & Media Solutions GmbH)	100.0	100.0
Grass Valley France S.A. (formerly Thomson Broadcast Systems S.A./ Thomson Broadcast & Media Solutions SA) (France)	100.0	100.0
Grass Valley Italy S.r.l. (Italy) (Formerly Thomson multimedia Broadcast Solutions Italy S.r.l	100.0	100.0
Grass Valley Japan Ltd (Japan) (formerly Grass Valley Group Japan, Ltd.)	100.0	100.0
Grass Valley Ltd. (Hong Kong)	100.0	100.0
Grass Valley Ltd. (United Kingdom) (formerly Thomson Broadcast Ltd./ Thomson Broadcast & Media Solutions Ltd)	100.0	100.0
Grass Valley Pte Ltd. (Singapore)	100.0	100.0
Grass Valley S.A.R.L. (France)	100.0	100.0
GVG Pty Ltd. (Australia)	100.0	100.0
Grass Valley, Inc. (US) (formerly Thomson Broadcast & Media Solutions, Inc.)	100.0	100.0
Grass Valley Nederland B.V. (Netherlands) (formerly Broadcast & Media Solutions Netherlands B.V./ Thomson Broadcast & Media Solutions Nederlands BV)	100.0	100.0
Grass Valley Spain (Spain) (formerly Thomson multimedia Broadcast Solutions Iberica, S.A./ Thomson multimedia Broadcast Solutions)	100.0	100.0
Gyration, Inc. (US)	100.0	100.0
Immobilière Cesson (France)	100.0	100.0
Immobilière LE GALLO (France)	100.0	100.0
Laboratories Thomson Ltd. (Switzerland)	100.0	100.0
Mediabright Ltd. (United Kingdom)	100.0	100.0
MediaSec Technologies GmbH (Germany)	100.0	—
Metabyte Networks, Inc. (US)	49.0	49.0
MNC Australia Pty Ltd. (Australia)	100.0	100.0
Multimedia Insurance Brokerage (France)	100.0	100.0
Nextamp S.A. (France)	83.7	—
Nextream S.A. (France)	100.0	100.0
Nextream Deutschland GmbH (Germany)	100.0	—
Nextream France S.A. (France)	100.0	100.0
Nextream Schweiz A.G. (Switzerland)	100.0	—
Productos Electronicos de la Laguna, S.A. de C.V. (Mexico)	100.0	100.0
PT Thomson Batam (Indonesia) (formerly Thomson Batam)	100.0	100.0
RCA Trademark Management S.A. (France)	100.0	100.0
Servi-Centro Electronico de Mexico, S.A. de C.V. (Mexico)	100.0	100.0
S.M. Electronics (Germany)	100.0	—
Société Tonnerroise d'Electronique Industrielle - STELI (France)	100.0	100.0
Société Française d’Investissement et d’Arbitrage - Sofia (France)	100.0	100.0
TAK S.A.S. (France)	100.0	100.0

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	% share held by Thomson (% rounded to one decimal)

COMPANY - (Country)	December 31, 2005		December 31, 2004

TCE Purchasing Company Taiwan (Taiwan)	100.0		100.0
TCE Purchasing Company Japan (Japan)	100.0		100.0
TCE Purchasing Company Korea (South Korea)	100.0		100.0
TCE Television Taiwan Ltd. (Taiwan)	100.0		100.0
Thales Broadcast & Multimedia S.A. (France)	100.0		—
Thales Broadcast & Multimedia Inc. (US)	100.0		—
Thales Broadcast & Multimedia GmbH (Germany)	100.0		—
Thales Broadcast & Multimedia A.G. (Switzerland)	100.0		—
Thales Radio Broadcast, Inc. (US)	100.0		—
Thomson Asia Pacific Holdings Pte Ltd. (Singapore) (formerly Thomson multimedia Asia Pacific Pte Ltd.)	100.0		100.0
Thomson Asia Pacific Investments Pte Ltd. (Singapore) (formerly Thomson multimedia Asia Pte Ltd.)	100.0		100.0
Thomson Broadband (India) Private Ltd (India)	100.0		—
Thomson Broadband R&D (Beijing) Co Ltd (People’s Republic of China)	100.0		—
Thomson Broadband UK Ltd. (United Kingdom)	100.0		100.0
Thomson Broadcast Solutions do Brazil Ltda. (Brazil)	100.0		100.0
Thomson China Investment Limited (BVI)	100.0		—
Thomson Consumer Electronics International S.A. (France)	100.0		100.0
Thomson Crown Wood Products Company (US)	100.0		100.0
Thomson Displays & Components Holding S.A.S. (France)	100.0		100.0
Thomson Displays & Components Singapore Pte Ltd (Singapore)	100.0		100.0
Thomson Displays Mexicana, S.A. de C.V. (Mexico)	(***	)	100.0
Thomson Display R&D (People’s Republic of China)	(***	)	100.0
Thomson Fund Management, Inc. (US) (formerly Thomson Management Growth Fund)	55.2		55.2
Thomson Genlis S.A. (France) (Formerly GALLO 1)	100.0		100.0
Thomson Guangdong Display Company Ltd. (People’s Republic of China) (formerly Thomson Foshan Colour Picture Company Ltd.)	(***	)	77.6
Thomson Holding Germany GmbH & Co. O.H.G. (Germany) (formerly Thomson multimedia Sales Germany GmbH & Co O.H.G.)	100.0		100.0
Thomson Holding Italy S.p.A. (Italy)	100.0		—
Thomson Hong Kong Holdings Ltd. (Hong Kong) (formerly Thomson multimedia Hong Kong Ltd.)	100.0		100.0
Thomson Industry (Shenzhen) Co Ltd (People’s Republic of China) (formerly Thomson Shenzen Industry Ltd.)	100.0		100.0
Thomson Investments Group Limited (BVI)	100.0		100.0
Thomson Investments India Limited (BVI)	100.0		—
Thomson Japan KK (Japan)	100.0		100.0
Thomson Kulim Sdn Bhd (Malaysia)	100.0		100.0
Thomson Licensing, Inc. (US)	100.0		100.0
Thomson Licensing (France)	100.0		100.0
Thomson Marketing Australia Pty Ltd. (Australia)	100.0		100.0
Thomson Maroc (Morocco) (formerly Thomson multimedia Maroc)	90.5		90.5
Thomson Media Services France (France) (Formerly GALLO 18)	100.0		100.0
Thomson Media Solutions Malaysia Sdn Bhd (Malaysia) (formerly Thomson Audio Muar Sdn Bhd)	100.0		100.0
Thomson Multimedia Portfolio Holdings (US)	55.2		55.2
Thomson multimedia (Dongguan) Ltd. (People’s Republic of China)	100.0		100.0
Thomson multimedia Digital Holding (BVI) Limited	100.0		100.0
Thomson multimedia Chile S.A. (Chile)	100.0		100.0
Thomson multimedia Czech, S.r.o. (Czech Republic)	100.0		100.0
Thomson multimedia Digital France (France)	100.0		100.0
Thomson multimedia Distribution B.V. (Netherlands)	100.0		100.0
Thomson multimedia Engineering Laboratories Ltd. (Japan)	100.0		100.0
Thomson multimedia Hungary K.f.t. (Hungary)	100.0		100.0
Thomson, Inc. (US)	100.0		100.0
Thomson multimedia Ltd. (Canada)	100.0		100.0
Thomson multimedia Netherlands B.V. (Netherlands)	100.0		100.0
Thomson multimedia Polska sp.zo.o. (Poland) (formerly Thomson Polkolor sp.zo.o.)	100.0		100.0
Thomson R&D France S.N.C. (France) (formerly Thomson multimedia R&D France S.N.C.)	100.0		100.0
Thomson multimedia Sales France (France)	(**	)	100.0
Thomson multimedia Sales International S.A.S. (France)	100.0		100.0
Thomson multimedia Sales Italy S.p.A. (Italy)	100.0		100.0
Thomson multimedia Sales Spain S.A. (Spain)	100.0		100.0
Thomson multimedia Sales UK Ltd. (United Kingdom)	100.0		100.0
Thomson multimedia (Schweiz) A.G. (Switzerland)	100.0		100.0
Thomson multimidia do Brazil Ltda. (Brazil)	100.0		100.0

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	% share held by Thomson (% rounded to one decimal)

COMPANY - (Country)	December 31, 2005		December 31, 2004

Thomson Optical Components Ltd (Hong Kong) (formerly Broadcast Television Systems HK Ltd.)	100.0		100.0
Thomson O.O.O. (Russia)	100.0		100.0
Thomson Pensionsverwaltungs GmbH (Germany)	100.0		100.0
Thomson Plasma S.A.S. (France)	100.0		100.0
Thomson Receivables Corporation (US)	—		100.0
Thomson R&D Paris S.N.C. (France)	100.0		—
Thomson Sales Europe (France) (formerly Thomson multimedia Marketing France)	100.0		100.0
Thomson Sales Germany and Austria GmbH (Germany) (formerly Thomson multimedia Sales Germany and Austria GmbH)	100.0		100.0
Thomson Sales Nordic A.B. (Sweden) (formerly Thomson multimedia Scandinavia A.B.)	100.0		100.0
Thomson Silicon Components S.A.S. (France) (formerly Gallo 17 S.A.S.)	100.0		100.0
Thomson Technology LLC (US)	100.0		—
Thomson Telecom Australia Pty Ltd (Australia)	100.0		100.0
Thomson Telecom Belgium N.V. (Belgium)	100.0		100.0
Thomson Telecom España S.A. (Spain)	100.0		100.0
Thomson Telecom México S.A. de C.V. (Mexico)	100.0		100.0
Thomson Telecom S.A. (France)	100.0		100.0
Thomson Television Angers (France)	100.0		100.0
Thomson Television Components France (France)	100.0		100.0
Thomson Television España S.A. (Spain)	100.0		100.0
Thomson Tube Components Belo Horizonte Ltda. (Brazil)	100.0		100.0
Thomson Tube Components de Mexico S.A. de C.V. (Mexico)	—		100.0
Thomson Tubes & Displays S.A. (France)	(***	)	100.0
Thomson Videoglass (France)	—		100.0
Videocolor S.p.A. (Italy)	(***	)	100.0
Vingt Huit Centelec (France) (formerly Ex Camera)	100.0		100.0
Services affiliates
CD Manufacturing (UK) Ltd. (United Kingdom)	100.0		100.0
Claymont Investments, Inc. (US)	(*	)	100.0
Consolidated Film Industries, LLC (US)	100.0		100.0
Corinthian Television Facilities Ltd (United Kingdom)	77.6		77.6
Direct Home Entertainment Ltd. (United Kingdom)	100.0		100.0
Euronimbus S.A. (Luxembourg)	100.0		100.0
Gallo 8 S.A.S. (France)	100.0		100.0
Interecord (Italy)	100.0		100.0
International Recording S.r.l. (Italy)	100.0		100.0
Kay Holdings Ltd (United Kingdom)	100.0		100.0
La Luna de Madrid Digital, S.L. (Spain)	—		100.0
Metrocolor Laboratories (UK) Ltd. (United Kingdom)	100.0		100.0
Metrocolor London Ltd. (United Kingdom)	100.0		100.0
Naamans Finance Corporation (US)	(*	)	100.0
Nimbus Manufacturing (UK) Ltd. (United Kingdom)	100.0		100.0
Objectif Ouest (France)	51.0		—
Primacor B.V. (Netherlands)	100.0		100.0
Premier Retail Network Inc. (US)	100.0		—
Retail Network Facilities Inc. (US)	100.0		—
Technicolor Audio Visual Systems (Rentals) Ltd. (United Kingdom)	100.0		100.0
Technicolor Audio Visual Systems Ltd. (United Kingdom)	100.0		100.0
Technicolor Australia Investments Ltd. (United Kingdom)	100.0		100.0
Technicolor B.V. (Netherlands)	100.0		100.0
Technicolor Canada, Inc. (Canada)	100.0		100.0
Technicolor Creative Services Canada, Inc. (Canada) (formerly Covitec, Inc.)	100.0		100.0
Technicolor Creative Services Ltd (Thailand)	100.0		100.0
Technicolor Creative Services USA, Inc. (US)	100.0		100.0
Technicolor Digital Cinema, Inc. (US)	100.0		100.0
Technicolor Digital Cinema, LLC (US)	100.0		100.0
Technicolor Disc Services International Ltd. (United Kingdom)	100.0		100.0
Technicolor Distribution Services France S.A.R.L. (France) (formerly Euronimbus S.A.R.L.)	100.0		100.0
Technicolor Distribution Services Ltd (United Kingdom)	100.0		—
Technicolor East Coast, Inc. (US)	100.0		100.0
Technicolor Export de Mexico, S.A. de R.L. de C.V. (Mexico)	100.0		100.0
Technicolor Entertainment Services, S.L. (Spain) (formerly Madrid Film Lab, S.L.)	100.0		100.0
Technicolor Europe Ltd. (United Kingdom)	100.0		—
Technicolor Home Entertainment Services de Mexico, S.A. de R.L. de C.V. (Mexico)	100.0		100.0
Technicolor Home Entertainment Services Ireland Ltd. (Ireland)	100.0		100.0
Technicolor Home Entertainment Services of America LLC (US)	100.0		100.0

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	% share held by Thomson (% rounded to one decimal)

COMPANY - (Country)	December 31, 2005		December 31, 2004

Technicolor Home Entertainment Services, Inc. (US) (formerly Technicolor Videocassette, Inc.)	100.0		100.0
Technicolor Holdings B.V. (Netherlands)	100.0		100.0
Technicolor Holdings of Canada, Inc. (Canada)	100.0		100.0
Technicolor Holdings, Inc. (US)	100.0		100.0
Technicolor Holdings Ltd. (United Kingdom)	100.0		100.0
Technicolor Holdings S.A. de C.V. (Mexico)	100.0		100.0
Technicolor Imaging Ltd. (United Kingdom)	100.0		100.0
Technicolor Investments Co., Inc. (US)	(*	)	100.0
Technicolor Laboratory Canada, Inc. (Canada)	100.0		100.0
Technicolor Licensing Ltd (United Kingdom)	100.0		—
Technicolor Ltd. (UK) (United Kingdom)	100.0		100.0
Technicolor Mexicana, S.A. de R.L. de C.V. (Mexico)	100.0		100.0
Technicolor Mexico Acquisition S.A. de C.V. (Mexico)	100.0		100.0
Technicolor Milan S.p.A. (Italy)	100.0		100.0
Technicolor Pty Ltd. (Australia)	100.0		100.0
Technicolor Spain, S.A. (Spain)	100.0		100.0
Technicolor S.p.A. (Italy)	100.0		100.0
Technicolor USA Holdings, Inc. (US)	(*	)	100.0
Technicolor Video Services (UK) Ltd. (United Kingdom)	100.0		100.0
Technicolor Video Servicios de Mexico, S.A. de C.V. (Mexico)	100.0		100.0
Technicolor Videocassette Holdings Ltd. (UK) (United Kingdom)	100.0		100.0
Technicolor Videocassette of Michigan, Inc. (US)	100.0		100.0
Technicolor Videocassette B.V. (Netherlands)	100.0		100.0
Technicolor Vidtronics Ltd. (United Kingdom)	100.0		100.0
Technicolor, Inc. (US)	100.0		100.0
Technicolor Universal Media Services LLC of America (US)	75.3		74.9
Technicolor (Thaïland) Ltd (formerly Cinecolor Lab Co., Ltd.)	100.0		100.0
Technivision Ltd. (UK) (United Kingdom)	100.0		100.0
The Moving Picture Company Blondes Films Limited (United Kingdom)	100.0		100.0
The Moving Picture Company Digital Films Limited (United Kingdom)	100.0		100.0
The Moving Picture Company Holdings Limited (United Kingdom)	100.0		100.0
The Moving Picture Company Liar Liar Pants on Fire Limited (United Kingdom)	100.0		100.0
The Moving Picture Company Limited (United Kingdom)	100.0		100.0
The Moving Picture Company Picasso Pictures Limited (United Kingdom)	100.0		100.0
The Moving Picture Company Printed Pictures Limited (United Kingdom)	100.0		100.0
The Moving Picture Production Company Limited (United Kingdom)	100.0		100.0
Thomson Australia Holdings Pty Ltd (United Kingdom)	100.0		—
VCF Thématiques S.A.S. (France)	51.0		—
Vidfilm International Digital Ltd. (United Kingdom)	100.0		100.0
Vidfilm International Digital Subtitling Ltd. (United Kingdom)	100.0		100.0
2) Consolidated by pro rata method
3DCD LLC (US)	50.0		50.0
Cinema Billboard Network, LLC (US)	50.0		50.0
ContentGuard, Inc. (US)	25.2		—
La Luna Titra, S.L. (Spain)	50.0		50.0
Nagra Thomson Licensing (France) (formerly Canal+ Technologies S.A.)	50.0		50.0
Screenvision Acquisitions 10, Inc. (US)	50.0		50.0
Screenvision Acquisitions 20, LLC (US)	50.0		50.0
Screenvision Cinema Network, LLC (US)	50.0		50.0
Screenvision Direct, Inc. (US) (formerly Val Morgan Cinema Advertising, Inc.)	50.0		50.0
Technicolor Cinema Advertising LLC (US)	50.0		50.0
Technicolor Cinema Billboard, Inc. (US)	50.0		50.0
Technicolor Screen Advertising, Inc. (US)	50.0		50.0
Technicolor Screen Services, Inc. (US)	50.0		50.0
Thomson Broadcast and Media Solutions Nordic A/S (Denmark)	50.0		50.0
Thomson CITIC Digital Technology (People’s Republic of China)	50.0		50.0
Screenvision Europe affiliates
Dansk Reklame Films A/S (Denmark) (formerly RMB Dansk Reklame Films A/S)	12.5		12.5
Nordic Media Link A.B. (Sweden)	25.0		25.0
RMB Denmark A/S (Denmark)	—		25.0
RMB Entertainment S.A. (Belgium)	50.0		50.0
RMB Norway (Norway)	25.0		25.0
RMB Sweden A.B. (Sweden)	—		25.0
Screenvision Belgium (Belgium) (formerly RMB Cinema)	50.0		50.0

Thomson Group

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	% share held by Thomson (% rounded to one decimal)

COMPANY - (Country)	December 31, 2005	December 31, 2004

Screenvision Czech S.r.o. (Czech Republic) (formerly RMB Czech Arcona S.r.o.)	50.0	50.0
Screenvision Europe S.A.S. (France) (formerly Gallo 11 S.A.S.)	50.0	50.0
Screenvision Finance S.A.S. (France)	50.0	50.0
Screenvision Finland Oy (Finland) (formerly RMB Finland Oy)	25.0	25.0
Screenvision France S.A.S. (France) (formerly Circuit A SAS)	50.0	50.0
Screenvision Group (Europe) Ltd. (United Kingdom) (formerly RMBI II)	50.0	50.0
Screenvision Holdings (Europe) Ltd. (United Kingdom)	50.0	50.0
Screenvision Holdings S.A.S. (France)	50.0	50.0
Screenvision Netherlands B.V. (Netherlands) (formerly RMB Netherlands)	50.0	50.0
Screenvision Portugal (Portugal) (formerly RMB Portugal)	50.0	50.0
Screenvision Spain S.A. (Spain) (formerly RMB España Multimedia SA)	50.0	50.0
Screenvision Slovakia S.r.o. (Slovakia) (formerly RMB Slovakia S.r.o.)	50.0	50.0
3) Consolidated by equity method
Celstream Technologies Private Ltd. (India)	—	44.8
CTE El Athir (Tunisia)	30.0	30.0
Easyplug S.A.S. (France)	50.0	50.0
Easyplug, Inc. (US)	50.0	50.0
Metric Line (France)	40.0	40.0
MTEP (US)	12.5	12.5
RF Film, S.A. (Spain)	—	50.0
Techfund Capital Europe (France)	20.0	20.0
T.T.E Corporation	—	33.0
TCL Multimedia Technology Holding Ltd	29.3	—

Note: A de facto controlled company is consolidated even if Thomson does not hold more than 50% of the voting rights. Only one company is concerned in 2005 and is representing a contribution in revenue of € 4 million and in net profit of € 0 million.

(*)	Entities merged into others.
(**)	Entities transferred to T.T.E. Corporation.
(***)	Entities sold to Videocon.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27th, 2006
	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer